3/14



05006416

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME BePower Systems

*CURRENT ADDRESS

PROCESSED
MAR 14 2005
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34654 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A	(PROXY)	☐		

OICF/BY: dlw

DAT : 3/14/05

Annual Report 2003

REpower Systems

Key Figures

Financial Statements (as of Dec. 31, 2003 IFRS)		Fiscal 2003
Gross revenues	in tsd. EUR	299,266.3
Ebit	in tsd. EUR	12,890.6
Ebit-margin	%	4.31
Earnings before tax	in tsd. EUR	12,715.0
Net profit	in tsd. EUR	6,175.6
Total assets	in tsd. EUR	244,304.8
Shareholders' equity	in tsd. EUR	111,503.7
Shareholders' equity ratio	%	45.65
Shares outstanding 2003*	1 EUR	5,400,131
Earnings per share 2003*	EUR	1.14
Shares outstanding (Dec. 31, 2003)*	1 EUR	5,401,198
Earnings per participating shares 2003	EUR	1.14
Market capitalization on Dec. 30, 2003**	in tsd. EUR	103,162.9
Price-earnings-ratio (Dec. 30, 2003)**		16.7
Issuing price	EUR	41.00
Initial quotation on the Neuer Markt	EUR	42.00
Closing price on Dec. 30, 2003**	EUR	19.10
Initial listing		March 26, 2002
Staff	number	524

* *Weighted average*

** *Last trading day in 2003*

Milestones



Date	Milestone
17/01	French REpower Joint Venture moves into production facilities in Belfort, France
11/02	REpower becomes a member of the new Blue-Chip Index incorporating the 30 key technology stocks as per 24th March 2003
26/03	Goals for financial year 2002 surpassed: Total operating performance rises by 71 percent to EUR 251.0 million and EBIT margin totals 10.4 percent
07/04	Hannover Fair 2003: Federal Chancellor Gerhard Schröder visits REpower stand, presentation of the new 2 megawatt wind turbine MM82
10/04	REpower Quality Management in compliance with DIN EN ISO 9001: certified in 2000
06/05	REpower General Meeting passes resolution to distribute a dividend of EUR 0.60 per share
28/05	Prototype of REpower MM82 on the test field of Windtest Grevenbroich GmbH, North Rhine Westphalia, connected to the mains
15/06	Agreement on the delivery of ten MM82 for one of the first offshore parks of Germany located in the Baltic Sea

17/06 Premier of Schleswig-Holstein, Heide Simonis, visits REpower production facilities at Husum in the course of her summer tour

16/07 With an increased market share of 7.3 percent REpower become the fourth-largest manufacturer in Germany

18/09 Agreement on the installation of 14 Repower wind energy turbines at Windpark Reußenköge, one of the largest repowering projects in Germany

23/09 HUSUMwind 2003: Presentation of the worldwide largest wind turbine REpower 5M in conjunction with the 12-year full-service maintenance package ISPplus

26/09 Intensification of activities in Great Britain: REpower and Peter Brotherhood establish Joint Venture REpower UK

27/09 MVV Energie and REpower plan joint cooperation in wind parks with a capacity of approx. 350 megawatt in Castilla y León, Spain

10/11 Market launch in Portugal: Agreement on delivery to a Portuguese wind park

01/12 Intensification of activities in China – CEO Vahrenholt signs cooperation agreement within the scope of Federal Chancellor's trade delegation trip



Table of Contents



Our motivation is to be technical leaders in the wind turbine segment.

That does not mean adopting a new and different approach to everything. To us, it means optimizing our wind turbines down to the very last detail, thus guaranteeing our clients the technical edge in terms of performance and reliability.


A
B
C
D
A
B
C
D
E
F
G
H
I
22
30
70
75
123
148

B

Our construction principle is borne by reliability. Precision is our passion.

C

D

E

F

G

H

REpower turbines are furnished with intelligent almost maintenance-free rotor blade adjustments. Each rotor blade operates self-sufficiently via rechargeable battery. Angle acquisition is performed via two independent measuring devices.

I


An interview with REpower
Group Management and Management Report
Forecast
Notes
Notes on the Accounts
Imprint
A
B
C
D
E
F
G
H
I
70
75
123
148


REpower
Systems AG

Executive Board

Prof. Dr. Fritz Vahrenholt, Hamburg

- Born in 1949, CEO of REpower Systems AG since 2001, responsible for law, corporate development, PR and IR
- Chemist, promotion and research assignment to Max-Planck-Institut, Mühlheim a. d. Ruhr
- Position in Federal Ministry for Environment and Ministry for Environment of Hesse
- Counselor of state at Hamburg's Environmental Authority, Head of the Senate Office
- Senator and Chairman of Hamburg's Environmental Authority, Chairman of the HEW Supervisory Board
- CEO of chemical business and renewable energies of Deutsche Shell AG
- Current mandates: President of the Forum for Future Energies, Berlin; Chairman of the Board of Directors of SAM Smart Energy AG, Zurich, Member of the Supervisory Board of ThyssenKrupp Technologies AG, Essen, and of Norddeutsche Affinerie AG, Hamburg; Councillor for long-term development in the Federal Chancellor's office; professorship in the Faculty of Chemistry at the University of Hamburg

Matthias Schubert, Rendsburg

- Born in 1960, Member of the Executive Board of REpower Systems AG since 2001, responsible for research, development and licenses
- Fluid Dynamics Engineer and MSE for Aerospace Engineering
- Function as expert on behalf of the Ministry for Research
- Division Manager Wind-Solar-Hybrid Systems at Atlantis
- Development Engineer at the engineering office of aerodyn Energiesysteme GmbH, Rendsburg
- General Manager of engineering company pro+pro Energiesysteme GmbH & Co.KG, Rendsburg

Thomas Franck, Hamburg

- Born in 1955, Member of the Executive Board of REpower Systems AG since September 2003, responsible for sales on national and international level
- Master's Degree in Mechanical Engineering
- Master of Business Administration at INSEAD, Fontainebleau, France
- Position at ARBED SA, Luxembourg
- Two-year research grant in Japan
- Consultant and partner at TC Team Consult, Zurich
- General Manager of special mechanical engineering corporation AMMAN YANMAR SA, Saint Dizier, France

Jens-Peter Stöhr, Hamburg

- Born in 1959, Member of the Executive Board of REpower Systems AG since 2001, responsible for finances, human resources and internal organization
- Business Management studies
- Various finance and controlling functions at Deutsche Shell AG, Hamburg, including Regional Manager Finances
- Finance Manager of trade and supply business in the Oil Downstream Business Division at Shell Europe Oil Products, Europe

Olaf Struck, Husum

- Born in 1965, Member of the Executive Board of REpower Systems AG since 2004, responsible for production, purchasing and service
- Masters Degree in power engineering
- Position at engineering company for environmental engineering Goepfert, Reimer & Partner, Hamburg
- Manager of waste disposal company Starke & Söhne GmbH, Niebüll
- Regional Manager of the REpower Systems AG Husum location

B

10 Preface of the CEO

C

Dear Shareholders,

It is with mixed sentiments that we look back on the financial year of 2003, a year which was one of the most difficult for the German wind industry with regard to the basic external conditions - but also a year in which REpower as a company was able to successfully gain ground in such an adverse environment.

With a total revenue growth of 19.5 percent we have advanced to the position of fourth-largest manufacturer in Germany. The fact that we were not able to reach *all of our set goals for 2003 is due to several reasons.*

First of all, a weak global economic situation curbed the willingness of investors, banks and insurance companies to invest in or finance wind energy projects. The third weak wind year in sequence as well as accumulating negative reports from the industrial environment also contributed to consistently damaging the reputation of the wind industry. The year 2003 was also marked by the insecurities with regard to the development of basic political parameters.: The week-long discussions on revising the EEG between the Federal Ministry for Environment and the Federal Ministry of Economics shattered the confidence of investors. Fortunately, the two ministries managed to come to an agreement on a continuation of the EEG, meaning not only planning security, but also investment security for the wind industry. We appreciate the compromises achieved on the basis of the previous system. For REpowering projects and offshore locations in deeper bodies of water a higher remune*ration will be paid in future for power input.* We will be able to absorb the higher degression and reduced remuneration at locations having to produce a reference value of at least 65 percent due to our profitable technologies and a well-stocked project pipeline at high-income locations. Moreover, the compromises harmonize with our defined goal of demonstrating the efficiency of wind energy.



Bundling these unfavourable factors led to visibly declining deployment figures for the very first time in the history of the wind industry. The drop even exceeded the sceptical forecasts at the beginning of the year. In this environment REpower Systems AG managed to stand its ground extremely well. With a total of 188 systems installed we were not only able to reach the annual goal envisaged by us for the end of the first six months, but were also able to perceptibly expand our market position in Germany, which continues to be the key wind industry market , from 6.9 percent to 10.7 percent. Our backlog situation also developed positively, almost doubling vis-à-vis the previous year's high level. This documents not only the continued undiluted customer interest, but also reflects the fact that we are able to offer the comparatively mature German market reliable and powerful technologies.

With the number of systems installed we generated a total operating performance of EUR 299.3 million as opposed to EUR 251 million in 2002, however, we are not at all satisfied with the fact that we clearly missed our annual target in terms of the operating profit (EBIT) of EUR 12.9 million generated in 2003. Increased necessary write-offs from the foreign business, paired with concessions from the sales department, that REpower had to accept due to the aggravated situation, led to a perceptible drop in profitability.

In addition to the many drawbacks suffered, 2003 was nevertheless also characterized by the great progress made by our internationalization process on the key European markets of the UK, France, Spain and Portugal.

Against this background the forecast for 2004 is marked by a restrained optimism. In the ongoing financial year REpower expects a moderate increase in terms of turnover and EBIT. The number of system installations will be of approximately the same order of magnitude as in 2003. With the first signed international contracts, our goal of perceptibly increasing the foreign quota by establishing 50 new systems now seems to be realistic. Hence we are assuming a secured profitability in the current financial year and will propose to the Supervisory Board and the general meeting that a dividend of EUR 0.60 should be distributed.

The success of our technological development is outstanding. In addition to successfully launching our second 2-megawatt system, REpower MM82, onto the market, which is designed for installation at locations with weaker wind strengths, special attention should be drawn in particular to the completion of the key development phases in the REpower 5M offshore wind park. The installation of the prototype at the onshore location in Brunsbüttel, Schleswig-Holstein in the early summer of 2004 is running according to schedule. This guarantees the realization of our most ambitious development project and gives us an excellent start-off position for the future offshore market.

Passing our corporate guidelines in which we determine our business maxims as an enterprise persistently operating in the area of conflict between economic performance, social compatibility and ecological responsibility was also significant for REpower. We are still convinced that CO_2-free energy sources will offer excellent growth chances. REpower is prepared to meet the challenge of developing competitive technologies to this end.

In the hope that you will continue to support us, even in more difficult times



12 Report of the Supervisory Board

The Supervisory Board of REpower Systems AG convened six times in 2003. In those meetings and based on the written and oral reports made by the Executive Board, the Supervisory Board focused in detail on the economic situation of the company, on business development and policy, risk management and other principle issues associated with corporate planning and development and, moreover, debated these issues with the Executive Board. Beyond the scope of the Supervisory Board's meetings the Chairman of the Supervisory Board also conducted regular discussions on key issues of corporate policy and business development with the Chief Executive Officer and the other Executive board members.

All significant decisions, particularly those requiring approval by the Supervisory Board according to law, the Articles of Association and the pertinent business rules, were presented to the Supervisory Board.



Executive Board issues were the centres of focus of the Supervisory Board's work in the year under review due to the need to refill two Executive Board vacancies. The Supervisory Board focused intensively on defining the result-related part of the Executive Board remuneration and passed a differentiated regulation. The task of concluding the agreement was assigned to the Supervisory Board's "Human Resources Committee". The latter did not convene during the period under review, although several resolutions were passed via the circulation procedure.

The issues in connection with implementing the established risk management system had a considerable significance for the Supervisory Board. The Audit Committee of the latter dealt with this matter and with other issues in connection with internal auditing, holding three meetings within the period under review.

Moreover, in 2003 four extended Executive Board meetings took place with the Chairman of the Supervisory Board for coordination and controlling purposes.

The issue of Deutscher Corporate Governance Kodex (German Corporate Governance Codex) was also discussed. In consequence the Supervisory Board decided to implement the recommendations issued by the Government Agency German Corporate Governance Codex, with only a few exceptions, as a basis for fair and responsible corporate management in the amendment of 21st May 2003. The Executive Board and Supervisory Board made their declaration of compliance in accordance with § 161 of the Stock Corporation Act (AktG) on 23rd December and declared that they largely intended to comply with the recommendations of the German Corporate Governance Codex. Deviations were substantiated in detail according to the "comply or explain" principle.

Human resource issues were monitored. Within the scope of a workshop the members of the Supervisory Board were given the opportunity to become better familiarized with the second management level by staff presentations and discussions.

The chartered accountants Susat & Partner OHG Wirtschaftsprüfungsgesellschaft, Hamburg, the REpower Systems AG auditors nominated at the general meeting, audited the annual financial statement including the management report, as well as the consolidated financial statement and the consolidated management report for 2003 and granted their unrestricted auditor's opinion for each of these statements.

The auditor's reports were immediately forwarded to all members of the Supervisory Board. After an intensive discussion between the Audit Committee and the auditor, the annual financial statement and the consolidated financial statement, the management reports as well as the auditor's reports were discussed in detail with the auditor in the Supervisory Board meeting held on 23rd March 2004.

After examining the annual financial statement as well as the consolidated financial statement together with the management reports and the granted reports, the Supervisory Board approves the auditor's result and raises no objections to the final auditing result.

The annual financial statement including the management report prepared by the Executive Board as of 31st December 2003 is hereby approved and adopted by the Supervisory Board.

The consolidated financial statement including management report prepared by the Executive Board in compliance with IFRS (International Financial Reporting Standard; formerly IAS) as of 31st December 2003 is also hereby approved by the Supervisory Board.

Furthermore, the Supervisory Board agrees with the proposed appropriation of net profits of REpower Systems AG.

The Supervisory Board would like to thank the Executive Board and all employees of the company for their successful engagement.

Hamburg, in March 2004 Supervisory Board

Dr. Klaus-Detlef Wulf
(Chairman of the Supervisory Board)

14 Corporate Governance

The most recent version of the German Corporate Governance Codex presented on 26th February 2003 by the government commission convened by the Federal Ministry of Justice was published on 21st May 2003. The Executive and Supervisory Boards of REpower Systems AG view the recommendations and suggestions of the German Corporate Governance Codex as an important contribution towards strengthening the confidence of national and international investors, business partners, employees as well as the public in German corporations. REpower Systems AG has accepted the majority of recommendations incorporated in the Codex revision or has substantiated deviations to those recommendations in its declaration of compliance.

REpower Systems AG understands corporate governance as a consistent process, which is determined by legislative norms, national and international standards, as well as corporate guidelines. Against this background the corporate principles of REpower Systems AG are subject to a continuous process of adaptation. Contrary to the previous year the company declared its readiness to comply with the recommendation of the Codex regarding public access to interim reports within 45 days of the end of the period under review in compliance with par. 7.1.2 p.2, 2nd clause, particularly in the light of the experiences gleaned in financial year 2003. The reporting system of the company thus extends beyond the stipulated requirement according to its admission standards regarding the publication of the quarterly report within two months of the end of the period under review (§62 par. 8 BörsO FWB). With regard to the acceptance of recommendations regarding the individual disclosure posted according to components of the remuneration paid to its executive body members according to clauses 4.2.3 p. 2 and 5.4.5 p. 6 of the Codex, the company has undergone a development process in that it complies with this recommendation for the very first time in its annual report for 2003.

At the Supervisory Board meeting of 23rd December 2003 the Executive Board and Supervisory Board of REpower Systems AG jointly passed the following conformity declaration:

The company complies with the recommendations of the "Regierungskommission Deutscher Corporate Governance Kodex" (Government Commission German Corporate Governance Codex) (Codex version dated 21.05.2003) published on 4th July 2003 in the electronic Federal Gazette with the below-listed exceptions. The aim is to comply with these recommendations in future, too, with the exception of the belowlisted exemptions.

Since issuing last year's declaration in accordance with § 161 of AktG the company has complied with the recommendations of the "Regierungskommission Deutscher Corporate Governance Kodex" (Government Commission German Corporate Governance Codex) (Codex version dated 07.11.2002) published on 26th November 2002 in the electronic Federal Gazette, with the exception of the exemptions stipulated in last year's declaration of conformity.

The following recommendations are not implemented for the reasons stipulated below:

Clause 5.1.2 p. 5
Specification of the age limit for members of the Executive Board
The Supervisory Board appoints and dismisses the members of the Executive Board. After detailed negotiations the Supervisory Board of REpower Systems AG has resolved that it deems the dependency of membership of the Executive Board on a stipulated age limit to be inappropriate.

Clause 5.4.1 p. 2
Specification of the age limit for members of the Supervisory Board

In proposals made regarding the election of members to the Supervisory Board it should be observed that at all times only those persons with the know-how, competence and professional experience required to properly realize the tasks concerned, also with regard to the company's international activities, and who are also sufficiently independent shall be eligible members of said board. Thus, after detailed negotiations the Supervisory Board of REpower Systems AG has resolved that the dependency of membership of the Supervisory Board on a stipulated age limit shall be deemed to be inappropriate.

Clause 4.2.3 p. 7:
Agreement on the option to restrict the remuneration (cap) of the variable Executive Board remuneration in the event of exceptional, non-foreseeable developments.
The variable remuneration components of the Executive Board members are coupled as a percent with the company profit (annual surplus of the group) and not with the market trend of the share. An increase in the remuneration paid to members of the Executive Board, which is based on exceptional extra-corporate developments, is therefore excluded. An increase in the variable remuneration is not initiated until the highest historical profit level already achieved is exceeded by more than 20 percent. From the viewpoint of the company this constitutes a measure with very similar effect to a cap. The REpower Systems AG Supervisory Board has therefore refrained from incorporating such an optional limitation into the contracts of employment of the Executive Board members."

In accordance with the obligation of the Codex with regard to Clause 4.2.3 p. 8.9 to announce and explain the principles of the remuneration system as well as of the concrete form of the share option plan, the company additionally declares as follows:

"The members of the Executive Board of our company shall be paid a fixed remuneration, the total of which will be stated in the explanatory notes to the consolidated financial statement. In addition, the members of the Executive Board shall be paid a variable remuneration in the amount of 20 percent of the fixed remuneration in the event that our company achieves an annual group surplus as determined by IAS and if the regular general meeting of the following financial year decides to pay a dividend or surplus reserve.

This variable remuneration and a percentage of approx. 20 percent of the fixed remuneration have been agreed as reversible payments. Should the company fail to achieve an annual surplus, the fixed remuneration shall be reduced by this percentage. Furthermore, the claim for variable remuneration shall be waived.

Share option rights were issued to the members of our Executive board as well as to further beneficiaries (company executives) in consequence of the share option program of our company resolved by the general meeting of 6th May 2003. To promote the corporate spirit an option premium of 5 percent of the issue price was agreed as compensation. The DAX development (German stock index) was selected as the comparative parameter."

Mere compliance with the Codex recommendations can, however, only stipulate the limits within which a good and responsible corporate management is able to exist. That is the only way to ensure that confidence develops and is maintained, not only within the company but also in the company. The corporate guidelines set up at the beginning of financial year 2003 for both management and employees are designed to contribute to ensuring that this culture is continuously reanimated in the day-to-day work processes.

B

16 The REpower share: A piece of leading technology

C

After the Iraq conflict ended and with the on-setting revival of the global economic situation in mid 2003, not only the national, but also the international stock markets began to recover. Despite the lasting cyclical exhaustion the German indexes nevertheless registered an overall positive development in 2003. However, the shares issued by REpower Systems AG did not succeed in benefiting from this upwards trend. After a good Start in the New Year with an interim high of EUR 28.38 on 20th January 2003, the REpower Systems AG share reached its historical low of EUR 14.50 on 14th March 2003. This price loss was not caused by negative corporate news, instead it was the result of the investors' shaken confidence in the entire wind industry as a consequence of increasing negative news throughout the whole industrial branch. Despite the fact that REpower had exceeded all forecasted objectives for the overall year 2002 on announcing the annual result on 26th March 2003, the REpower Systems AG shares did not recover as a consequence. In the last week of April the shares experienced an upward trend and registered a high of EUR 25.94 in the second quarter of 2003 on 7th May 2003, shortly after the general meeting. Mid June 2003 a negative trend was once again registered, again without corporate news being the underlying reason. On 23rd June 2003 the price dropped to EUR 19.42. The political discussion initiated on the future of the EEG began to have a negative influence on the market trend of the already burdened wind industry corporations listed on the stock exchange. In a bandwidth ranging between EUR 20.96 and EUR 18.23 the share price development in the third quarter of 2003 continued the weak development. The audit of annual objectives defined by REpower Systems AG, which included the publication of the semi-annual result did not, however, reveal any appreciable effects on the share price. In October 2003, when the political debate regarding the amendment of the EEG had reached its climax, the price of the REpower share dropped to a new low of EUR 17.35, recovering to the end of the year with prices as high as EUR 19.60. The year-end rate of 30th December 2003 amounted to EUR 19.10. The reserved price course of the last weeks of financial year 2003 was probably determined by the investors' doubts vis-à-vis the realization of planned annual goals, the successful implementation of which largely depended on the business development in the last quarter of 2003, particularly in the month of December.

In comparison with the market trend, the trading volume recorded a favourable development. After average daily sales of 6,925 no-par shares in financial year 2002 the trading volume in 2003 rose to an average daily turnover of 8,343 no-par shares (Xetra).

On 1st January 2003 REpower Systems AG was admitted to Prime Standard thanks to the restructuring of stock market segments, a segment characterized by raised transparency requirements in alignment with international standards. In addition to allowing it to position itself as an internationally aligned company, the admission to this segment was primarily significant for REpower as regards the incorporation into one of the equally new selection indexes. As a technology company an incorporation into the TecDAX (technology Stocks in the German stock index), the newly created blue chip index for the 30 key technology values, was or particular interest. Thus, the fact that membership in TecDAX, calculated for the very first time on 24th March 2003, was granted on the first attempt can be rated as a considerable success. Since the admission REpower now ranks among the 110 key companies quoted on the German stock exchange and has been able to enhance its visibility on international stock markets as a result of its incorporation into an index family.

D E F G H I



An Interview with REpower
Group Management and Management Report
Forecast
Notes
Notes on the Accounts
Imprint
17
A
B
C
D
E
F
G
H
I
Shareholder structure
RE-D KW Beteiligungs GmbH
34.6%
Freefloat
65.4%
Price trend of the REpower Systems share 2003
160%
140%
120%
100%
80%
60%
40%
20%
0%
01.03
02.03
03.03
04.03
05.03
06.03
07.03
08.03
09.03
10.03
11.03
12.03
TecDAX
DAX
REpower
22
30
70
75
123
148

On 6th May 2003 the second general meeting of REpower Systems AG was held in rooms at the Side Hotel, Hamburg. 63.23 percent of the share capital with voting power was present for the passing of resolutions. All items on the agenda were resolved with a large majority, i.e. more than 99.5 percent.

The fact that REpower Systems AG was authorized to acquire its own company shares with a contingent of EUR 540,000 in the share capital for certain predefined purposes should be underlined in this context. However, by the balance-sheet date the company had still not make use of this option. Furthermore, a share option program in the amount of 54,000 option rights (in 2003) was resolved for members of the Executive Board, general managers of REpower Systems AG subsidiaries, as well as for executives. Of these 37,000 options at a subscription price of EUR 21.15 had been issued as of 1st July 2003. The right to purchase one REpower share was granted for each option right, with the waiting period to initially exercise this subscription right being two years. It was also resolved to distribute a dividend of EUR 3,240,718.80 from the balance-sheet profit to the shareholders for financial year 2002. This corresponds to a dividend of EUR 0.60 per no-par share on the share capital of 5,401,198 no-par shares bearing dividend. Compared with the stock-exchange rate of EUR 23.66 on 30.12.2002 this represents a dividend yield of 2.5 percent.

Investor Relations, always the focus of the Executive Board at REpower, were largely characterized in financial year 2003 by the conflict situation caused by the difficult branch environment to which the German wind industry was exposed. The aim was not only to limit the increasingly negative branch news but also to communicate the public discussion on the amendment of the EEG in a transparent way. Moreover, another focus was also on conveying the objectives for 2003, which still needed to be adjusted within the course of the year to meet changed market demands, to the investors and analysts. The outer frame of investor relation activities were the publication dates of REpower Systems AG regarding the annual financial statement for 2002, as well as regarding the respective quarterly results in 2003. Following the publication of the figures on financial year 2002 as well as the results of the first quarter of 2003, small road shows were organized in London, Frankfurt, Zurich and Basle, the headquarters of a variety of institutional investors in REpower Systems AG. Once the semi-annual report had been published, which included a telephone conference, press meetings as well as an investor conference in London, the semi-annual results, together with the forecast for the total financial year, were then explained in investor meetings during further road shows in London, Edinburgh and Frankfurt. Numerous investor meetings at the company headquarters in Hamburg also assisted in highlighting REpower's current corporate development.

Two major events, designed to highlight the medium term objectives and strategies of REpower Systems AG, without being coupled to the quarterly results, took place within the scope of the two key German wind fairs. At the wind fair in Hanover on 7th April 2003 a presentation evening was organized for wind industry analysts focusing on the "Offshore and REpower" issue. Within the scope of the HUSUMwind 2003 industrial wind fair a conference took place on the "Future of the Wind Energy Market and Development of REpower Systems AG" issue after a visit to the REpower Systems AG production site in Husum. In financial year 2003 REpower participated for the very first time in the international investors DVFA conference for Midcap enterprises GMCC in Frankfurt. In addition, REpower informed the public on topical corporate developments in press releases and ad-hoc reports.

Presentations and other important Information were published simultaneously on the Internet on our Investor Relations site, thus making them available to a wide audience.

The company is currently supported by analysts from eight institutes: Citigroup, Commerzbank, DZ-Bank, equinet, Landesbank Baden-Württemberg, Vereins- und Westbank, Westdeutsche Landesbank and Stadtsparkasse Köln.

To allow shareholders continued participation in the successful development of REpower Systems AG, the Executive Board proposes that in June 2004 the Supervisory Board and the general meeting of REpower Systems AG distribute a dividend comprising part of the net income generated in 2003. To ensure continuity an unmodified dividend of EUR 0.60 will probably be distributed.

B

Satisfied customers are the driving force behind all our activities.

C

D

E

F

G

H

To avoid stray radiation, asymmetry and power displacement, conductor rails have been installed in REpower turbines to protect against line transmissions, thus guaranteeing our customers comprehensive safety.

I



22 An interview with REpower

CEO Prof. Fritz Vahrenholt and CEO Engineering Matthias Schubert explain the corporate visions and strategies of the company.

Prof. Vahrenholt, what were the most important events in financial year 2003 as far as you are concerned?

VAHRENHOLT: From a business point of view the preparations for internationalization played a key role. We concluded a series of contracts in France, England, Australia, Japan and Spain. And they now leave us in no doubt whatsoever that our entry into international business, originally expected to take place in 2003, will actually do so in 2004. I believe important prerequisites were created in 2003 to push REpower further to the fore of the wind industry. Despite a difficult environment we have been able to raise our share on the German market to over 10 percent, making us one of the winners of the crisis.

Politically seen wind energy is repeatedly exposed to criticism. After three weak wind years the branch then had to face an economic recession in 2003 into the bargain. Do you think the German wind energy market has a future?

VAHRENHOLT: There are two reasons why the wind energy also has to fight resistance. On the one hand, we have now developed into a relevant supply sector with a share of 5 to 6 percent, meaning that we are no longer a niche market. On the other hand, we also have to cope with difficulties, you've already mentioned the weak wind years of 2000 to 2002. However, in view of the challenges in terms of energy policy lying ahead of us, wind energy is the technology with the greatest future among the renewable energies.

Your growth against the background of a regressive market is quite remarkable. How was that possible?

SCHUBERT: It was possible, because we succeeded in establishing REpower Systems as a recognized brand on the market within a very short time. The brand has only been available since the end of 2001, and only achieved international visibility after going public in March 2002. It is a brand associated with quality, reliability and excellent technology. Our commitment to provide excellent performance and quality is the key characteristic distinguishing us from our competitors. In other words, we develop our products to meet our customers' requirements, focusing primarily on two



basic aspects: Our customers demand a power-producing system at the lowest price possible. That, however, does not only mean a low purchase price for the turbine, but also depends last not least on the so-called life cycle costs. The second key aspect is the reliability of the machine, which is expressed as a parameter in the availability of the turbine.

VAHRENHOLT: If you want to get ahead of your competitors, you have to be a technological genius, otherwise you have no chance whatsoever.

What does technological leadership mean as far as you are concerned?

SCHUBERT: In our view technological leadership does not mean taking a new and different approach to everything. Our leading technological position results from consistently optimizing our wind turbines right down to last detail. For example, we allow ourselves the luxury of having partially outsourced the development division. It no longer falls within the corporate structure nor is it located within the company buildings either. By adopting this approach we are trying to prevent engineers from being distracted by day-to-day work issues in their development projects. However, you must not see technology as just the product itself, i.e., the turbine. We also offer comprehensive after-sales service, which not only focuses on system reliability, but also ensures system availability.

Is the service you offer a growth sector?

VAHRENHOLT: Without a doubt. Of course the service sector is also growing, even if you just take into account the fact that we install an extra 180 to 200 systems every year. And the reputation our service enjoys is excellent too. We have been able to win over a number of customers, and, in the meantime we are increasingly servicing the systems of our competitors, too.



Mr. Schubert, which were the most important events of financial year 2003 from your point of view?

SCHUBERT: On the technological side, it was definitely the successful placement of the MM82 2-megawatt system. The pilot system was established in May and serial production had already begun by October - a very rare occurrence. We were able to reach that speed due to the platform policy we pursue within our company.

Let us look ahead into the future. What is your research and development division currently focusing on?

SCHUBERT: We are currently working full steam ahead on the 5M. First of all we have to set up the prototype, which means a lot of work for the Project Management Division, too. After all, installing the largest wind power system in the world also requires



an enormous logistical performance. Transporting the wings alone requires immense planning preparations. For example, all it takes is for some tree or other to be in the way at a motorway exit. The complete machine on the tower weighs about 400 tons including the rotor and the total height of the system is 180 meters.

VAHRENHOLT: If you compare that with the 157 meters of Cologne's Dome, it will give you a better idea of the dimensions.

SCHUBERT: The rotor diameter of 126.5 meters corresponds to a total area of approximately 12,000 square meters, i.e. the size of two football fields. If you are, however, asking me to talk to you about things that are still in development, about things that westill have under lock and key, then that work pertains to turbines, which have been developed for specific foreign markets. Here I am primarily referring to our MM series. We are sure this will represent our key market in the near future.

Where will the prototype 5M system be installed?

VAHRENHOLT: In Brunsbüttel, right next to the nuclear power plant - and in our eyes that completes the general picture very appropriately.

How can you actually afford such an expense research and development programme in the long run?

SCHUBERT: In this context, vertical integration is the key word. As in production we collaborate with a large-scale network of external partners to keep our fixed costs to a minimum.

Despite its excellent reputation, REpower has a rather weak stock market valuation. How do you plan to reinvest more confidence in the shares?

VAHRENHOLT: Vis-à-vis our shareholders by demonstrating profit-yielding growth. Confidence has to be the trademark of REpower Systems. That includes staff confidence in jobs with good future prospects and customer confidence in our products. After all, society also has to be confidence in our ability to continue to produce electricity in the future, and to do so at an acceptable price.

Will it be possible to economically produce energy in future without remunerating an energy input?

VAHRENHOLT: There is hardly any other energy branch characterized so much by annual cost reductions as wind energy. Year by year we reduce our real costs by two to three percent. In this context we are speaking of cost reductions of over 50 percent in the last ten years. Other energy sources will get even more expensive.

Why will other energy sources become more expensive?

VAHRENHOLT: Cheap oil and gas are becoming scarce and the emission certificates will soon range between 10 and 20 dollars per ton of CO_2, thus constituting an additional burden for fossil fuels.

Is that why you focus on sustainability?

VAHRENHOLT: Yes, it is. But as far as we are concerned, sustainability means much more than just environmental protection; it means value enhancement and social competence. Sustainability begins in the way we work. Our aim is to grow at a faster rate economically in order to create values. Sustainability also includes the awareness that renewable energies are an essential part of future energy supplies.

Does that mean that you do not regard sustainability as a cost burden, but rather as a profit item in your company?

VAHRENHOLT: That is definitely the case. Those who focus early enough on CO_2-free processes will have a clear competitive edge in ten, twenty years to come.

What will be REpower Systems future ranking on the global list of energy system manufacturers?

SCHUBERT: Initially we had planned to rank at the sixth position by 2005, but we had already managed that in 2003. Our goal for the next two years is to move up one position.

VAHRENHOLT: Let's say we would like to rank under the first five globally and under the first three on four markets.

If you play through a vision for 2010, what should REpower Systems have achieved by that point in time?

VAHRENHOLT: We should then be a company that has decisively contributed towards making the wind industry an indispensable factor in energy supplies, producing power economically at almost all good locations, and in competition with conventional energy sources.

Holger Fuß, free journalist in Hamburg and author of the Innovation magazine "Technology Review", interviewed Dr. Vahrenholt and Mr. Schubert.





To us innovation is the result of permanent optimization right down to the last detail.

Four robust and powerful drives ensure optimum wind tracking in REpower turbines. The machine house is securely stabilized by hydraulic holding brakes.





Creation of added value all from one source

Components
System development
Turbine production
Project development
Wind Park Fund Manager
Wind park owner
Operation and maintenance

At REpower, we provide a wide range of wind energy services, ranging from development and licensing through production and sales and culminating in the project planning of wind parks and after-sales service. We ensure the excellent quality of our products by transferring and bundling the knowledge we gain in each of these stages of the value chain. This is the crucial factor enabling us to offer reliable products that have been optimized right down to the last detail.

In our Research and Development Centre a highly qualified team systematically optimizes our multi-megawatt turbines and their components as well as expanding our product portfolio.

The Production Division then produces the machine houses for our wind turbines and assembles the components. Here, too, quality comes first - from the physical assembly work to the selection of our component suppliers.

Our internationally positioned sales department is a competent contact when selling REpower technology.

The project planning services offered by our 84 percent holding company, Denker & Wulf AG, range from the location acquisition via the entire planning support and project financing and culminate in the final installation and commissioning of turnkey wind parks. Denker & Wulf is then a competent contact for all questions pertaining to the economic and technical operation management of the wind energy systems.

Our reliable and rapid service rounds off the REpower performance package including extensive after-sale and maintenance services.

Due to our focus on the multi-megawatt class and our reliable advanced technology, we have succeeded in creating a promising initial position for ourselves.

30 Market: Growth potential in foreign countries

Economic situation without impetus
For the very first time since 1993 the gross domestic product in Germany dropped by 0.1 percent last year following a price adjustment. This moderate decline can, however, be regarded as a continuation of the stagnation from 2002.

With the implementation of initial reforms by the Federal Government expectations in terms of positive developments also rose visibly as of the 3rd quarter. The business situation has now followed this trend. The Ifo business climate index for the West German economy rose for the ninth time in succession in January 2004, and, for the first time in a very long time this was not due to improved future expectations, but exclusively the result of more positive assessments of the current situation.

Wind energy in Germany records decline at high level
The wind energy branch in Germany is experiencing a drastic decline. At the end of 2003 15,387 systems with a total operating performance of 14,609 megawatts were installed in Germany. Although this does correspond to an increase in output of 22 percent as opposed to the reference date of 31st December 2002, in the annual comparison the number of new installations has significantly declined for the very first time after 7 record years. After 2,328 systems with a nominal output of 3,168 megawatts in 2002, only 1,703 systems with a nominal output of 2,645 megawatts were installed in 2003.

Reasons for the regressive development in the sector of new installations can be derived in part from the apparent limitation of suitable locations for new installations. However, in addition to the financing difficulties resulting from Basle II and planning delays, the political discussion on the revision of the EEG is of decisive significance. All in all, these developments on the part of the operator have led to an explicit reluctance to invest.

The share of potential annual energy output in terms of the net power consumption rose by 1.3 to 6 percent as per the end of 2003.

In 2003 the installed performance per wind turbine was about 1.55 megawatts on average as opposed to 1.4 megawatts in the previous year. The trend towards larger systems in the multi-megawatt category, which had already become apparent in the previous years, thus continues to develop.

Accentuation of repowering and offshore in the EEG
The intention of the EEG is to raise the percentage of regenerative energies in the power supply to at least 12.5 percent by 2010 and then to at least 20 percent by 2020. The central element is a guaranteed minimum compensation paid for power from renewable energies.

The amendment to the EEG, which will probably come into force on 1st July 2004, plans to reduce the remuneration rates by about 6.3 percent at optimum coastal locations and by approx. 2.3 percent at good inland sites. In addition, the reduction of remuneration rates will be increased from the previous rate of 1.5 percent to 2 percent per annum.

A new aspect is the creation of special incentives for so-called "Repowering", i.e., the replacement of older, smaller machines by modern, systems with a higher capacity.

According to the EEG, locations with weak wind strength should be generally excluded from remuneration in future.


Installed output in Germany
Annual growth cumulative (MW)
3,500
3,000
2,500
2,000
1,500
1,000
500
0
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

The offshore use of wind energy is to be promoted with improved basic conditions. In particular the installation of deep offshore locations far from the coast is favored. The draft envisages the high remuneration rate of currently 9.1 cent/kWh for a period of at least 12 years for offshore wind turbines.

Repowering gains in importance

Whereas in 2002 for the very first time 8 plants with a total nominal output of 12.7 megawatt replaced older turbines, the number of new installations in 2003 motivated by repowering rose to 46 plants with a total operating performance of 80.75 megawatt. In 2003 REpower installed a total of 14 plants with a total operating performance of 26.5 megawatt within the scope of a repowering project. With the wind park Reußenköge in Schleswig Holstein this is the largest repowering project in Germany to date.

Lasting world-wide growth

With a world-wide output of over 8,133 megawatt from newly installed plants 2003 stood out as a record year. In total as per 31st December 2003 approx. 39,294 megawatt were installed.

With about 28,700 megawatt Europe remains the leading wind power region. The totally installed output rose by about 23 percent last year. As in Germany the value of the newly installed output also declined in Europe. With a reduction by 8 percent from 5,913 to 5,404 megawatt the drop was however more moderate than expected. This is last but not least due to the development of promising markets with favorable political parameters, such as in France, Spain and Great Britain.

Besides Germany, the USA, Spain and Denmark with a total of 6,370 megawatt, 6,202 megawatt resp. 3,110 megawatt as per 31st December 2003 are the principal markets. The highest growth rates were registered in the Czech Republic (+233.3%), Austria (+198.5%), Belgium (+94.3%), and France (+61.5%).

Milestones in the offshore sector

The Federal Government has outlined the political aim of setting up an installed output of 3,000 megawatt offshore energy by the year 2010. In the running legislature period the offshore installation of at least 500 megawatt is aimed at. In Europe about 10,000 megawatt shall be installed by 2010 according to the objectives outlined by EWEA.

On international level several offshore projects were already realized last year. In the Danish part of the Baltic Sea the wind parks Samsø with an output of 23 megawatt, Frederikshavn with an output of 10.6 megawatt and Nystedt with an output of 165.6 megawatt were put into operation. In Great Britain the projects North Hoyle on the English west coast with an output of 60 megawatt and Arklow Bank in the Irish Sea were installed. In the initial phase Arklow Bank will dispose of an output of 25.2 megawatt, whereby a total output of 520 megawatt has been planned.

By completing the general planning procedure for the planned offshore wind parks Nordergründe and Sky2000 important milestones were also laid in Germany. The wind farm Nordergründe will lie in the Weser delta approx. 20 kilometers away from Wilhelmshaven and about 20 km away to the northwest of the Wurster coast. Sky2000 is the first offshore project on the territory of Schleswig-Holstein. In the Mecklenburg Bay 500 wind power plants with an output of 2 megawatt in addition to 5 plants in the class up to 5 megawatt are to be installed on a test field.

Installed output in Germany

Cumulative output (MW)

16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

34 Business Development: Market position maintained with leading technology

Trading volume and order history

REpower Systems AG

It was once again possible to raise sales on a visibly retrogressive German market. Total sales of EUR 264.8 million (previous year: EUR 215.1 million) were achieved. This corresponds to 188 wind turbines (previous year: 156) having been put into operation with a total nominal output of 291.3 megawatts (previous year: 222.50 megawatts).

REpower Systems Group

When the financial data of the consolidated investment companies, and particularly Denker & Wulf AG, are taken into account this results in a consolidated overall performance of EUR 299.3 million in comparison with the overall performance of EUR 251 million in 2002.

An operating profit (EBIT) of EUR 12.9 million was achieved. Particularly in the last quarter, a perceptible decline in the margin had to be accepted. This was primarily due to the prevailing uncertainty on the market as a result of the political dispute regarding the EEG extending into the last quarter of 2003, in which the highest turnover is normally achieved in the wind energy segment. The originally targeted results (overall performance: EUR 330 million / EBIT 33 million; adjustment in 08/2003 overall performance EUR 290 million/ EBIT EUR 25 million) were therefore not reached.

Moreover, as opposed to 2002 an increase in expenditure due to the development of international business as well as the successful launch of the 2-megawatt MM line onto the market and development of the 5-megawatt REpower 5M turbine is reflected in the net result for the year under review The graphic representation on the opposite page shows that the seasonality of our business was much more characterized in 2003 than in the previous year. 59 percent (previous year 46 percent) of the wind turbines were set up in the fourth quarter. This is always a typical development for the branch, which results primarily from the investment behaviour of the investors.

In 2003 188 wind turbines (WT) were realized. This corresponds to an increase of approx. 20 percent compared with the previous year (156 WTs). The second graphic representation shows that the demand for systems in the multi-megawatt category has risen at an over-proportionately high rate. Of the MM82 line first introduced at the end of 2002, 20 systems were installed in the year under review. This development is also reflected in the installed overall nominal output with 291.3 megawatts having being installed in 2003. This corresponds to an increase of approx. 28 percent compared with the previous year (227.0 megawatts).

The installation figures contain two MM82 prototypes, which were set up on the test site in Grevenbroich (North Rhine-Westphalia) and Kaiser-Wilhelm-Koog (Schleswig-Holstein). In addition, two 48/600 turbines were put into operation in Hamburg-Neuland. These four turbines are part of the group's assets. Eight other MD70/77 turbines are included in the inventories. These will not be sold to customers until sometime during the course of 2004, meaning that the sales-related processing of customer contracts by the REpower Systems Group amounts to a total of 176 turbines.

The trend towards larger and more powerful plants also continued in 2003. The MD70/77 turbine with its output of 1,500 kilowatt (kW) accounted for a share of approximately 81 percent in the year 2003. The development of the MM line turbines, which contributed to the proceeds in 2003 to the tune of 15 percent of the total units sold, is also positive.


Project realized on a quarterly basis
REpower Systems Group 2002–2003
160
120
80
40
0
2003
2002
Q I
Q II
Q III
Q IV
Project realized according to wind turbine types
REpower Systems Group 2002–2003
100%
75%
50%
25%
0%
MM82
MM70
MD77
MD70
1000/57
48/600
2003
2002

On the international market REpower sold five turbines. These are distributed between Japan (four turbines) and the Czech Republic (one turbine). The foreign share is therefore approx. 3 percent.

The order backlog also is also registering a rising trend. It includes all signed purchase orders, which are usually subject to suspensive conditions (e.g. authorizations, financing approvals). The order backlog as of 31st December 2003 (without Denker & Wulf AG) includes 236 wind turbines, corresponding to a potential sales volume of approx. EUR 348.2 million. This also includes two substantial orders, which already existed as of 31st December 2002. These are specifically for 50 MM70 wind turbines, as well as 25 MD77 wind turbines. Due to project shifts, the realization of these orders will be delayed further. REpower, however, continues to count on an implementation of the projects at a later point of time. In addition to that Denker & Wulf AG plans to sell about 50 turbines in 2004.

National development
In 2003 the result of business activities was once again primarily marked by sales in Germany. REpower Systems AG visibly raised its market share on the retrogressive German market from 6.9 percent in 2002 to 10.7 percent at the end of the period under review. This documents the successful expansion of the market position of REpower Systems AG on the key European market. REpower also succeeded in advancing from position six of the wind turbine manufacturers in Germany to position four. As a result, REpower now ranks behind the German market leader Enercon as the key wind turbine manufacturer. Despite this successful development REpower Systems AG was neither directly nor indirectly able to evade the aggravated general conditions due to the restrained willingness to invest, which characterized 2003. In order to guarantee a successful sale of the systems, against the background of public discussions on the future of wind energy, concessions had to be made regarding contractual conditions.




Order backlog on a quarterly basis (MW)
2002–2003
500
400
300
200
100
0
2003
2002
31.03
30.06
30.09
31.12

The two wind industry fairs in Hanover and Husum were highlights of the previous year. At both these fairs REpower presented its products and services to a wide national and international audience and also established important customer contacts. The highlight of the Hanover fair in April 2003 was the presentation of the new REpower MM82 turbine. At the principle wind industry fair, HUSUMwind2003, REpower presented the largest global wind turbine, the REpower 5M, for the very first time to a large audience. As a further innovation the Integriertes Service Paket plus (Integrated Service Package plus) was introduced.

Although repowering projects do not constitute an adequate replacement for the generally retrogressive trend, supplying the Reußenköge Wind Park was of great significance to REpower Systems AG with regard to future development potentials. The park in Schleswig-Holstein is currently the largest German repowering project. REpower's contribution to the first construction phase of 21 turbines in total was to install 14 turbines, three of which belong to the tried and tested 1.5 megawatt MD line, and 11 of which to the high-capacity 2-megawatt MM line. All in all 38 modern multi-megawatt turbines with a total operating performance of 76 megawatts are to replace the wind turbines of the "old generation" at Reußenköge Wind Park.

International development

Financial year 2003 was characterized by the internationalization process at REpower Systems AG in the defined core markets of France, the UK, Greece, Italy and Spain as well as Japan, Australia and China. The aim was to drastically raise the foreign quota compared with the previous year, to establish the newly founded investment companies on the respective foreign markets, to ensure a penetration of these target markets and to adopt a strategic position in terms of partnerships, majority investments etc. All activities were therefore pursued according to the criteria of successfully transferring the REpower business model to the foreign markets. That includes in particular the low vertical range of manufacture in the production process, allowing a flexible low-capital expansion of production to foreign markets.

It proved impossible in 2003 to fulfil the expectations nourished at the beginning of the year of raising the foreign quota of REpower Systems AG to a double-digit share. This is primarily due to the fact that either diverse international markets developed more reluctantly than had originally been forecast or the start-up times on the respective markets proved to be a tedious process for REpower. Particularly disappointing was the financial year with regard to the activities of the Greek holding company of Aioliki REpower: none of the wind park projects originally planned for 2003 were able to be realized balance-sheet date.

Nevertheless, in relation to the comparatively low base of 1.5 percent in the previous year, REpower Systems AG succeeded in raising its foreign quota to 3 percent in 2003. A total of five turbines with a nominal output of 7.5 megawatts were installed on foreign markets, with four of them being installed in Japan. The background of this turbine delivery is the sales agreement on the delivery of REpower turbines signed with the Japanese electrical engine construction manufacturer Meidensha Corporation ("MEIDEN") in 2002. In the period under review the first REpower Systems AG wind turbine was also installed in Nova Fes, Czech Republic. The turbine installed in the Erz Mountains is an MD70 turbine with a nominal output of 1.5 megawatts.


Market shares of WT manufacturers in Germany
Fuhrländer 0.9%
DeWind 1.3%
Others 0.9%
Nordex 4.8%
AN Windenergie 5.0%
NEG Micon 8.2%
Enercon 33.4%
REpower 10.7%
GE Wind Energy 11.2%
Vestas 23.5%

In addition, components for 43/600 and 48/750 turbines with a sales volume of EUR 3.9 million were delivered to China to our Chinese partners Zhejiang Windey Engineering (for 10 turbines) and to Goldwind Science & Technologies Stock Co. Ltd. (for 136 turbines).

Establishing two joint venture companies promoted the internationalization process in the period under review. In cooperation with the British mechanical engineering company Peter Brotherhood Ltd., a leading manufacturer of steam turbines and compressors, REpower UK Ltd. in Edinburgh, Scotland, was established. A further subsidiary is located in Peterborough, to the north east of London, which is also the company headquarters of Peter Brotherhood Ltd. REpower holds a majority interest of 67 percent in the joint venture and will initially focus on the sale and service of wind turbines supplied from Germany to Great Britain. In a second step plans have been made to set up a production facility at Peter Brotherhood Ltd. The British wind market is regarded as one of the key European growth markets due to the immense potential of locations with high wind strengths and the clearly improved basic political conditions.

Moreover, the joint venture company of REpower Diekat was also established with the leading Greek building company of Diekat ATE. The company, with its registered office in Athens, started its operative activities on 1st September 2003 and focuses on the development, planning and implementation of turnkey wind parks in Greece. In Diekat, a building company established in 1976 and thus having particular know-how in infrastructure development, REpower has now found a powerful local partner for the Greek market. With 60 percent of the shares REpower Systems AG is the majority shareholder of the joint venture.

The registered office of the French joint venture, Les Vents de France, was shifted from Paris to Belfort, Franche-Comte in financial year 2003. Les Vents de France took over the production site from the French generator manufacturer, Alstom. A total of 2,500 m² of production site are available, which can be taken over step by step in line with business development. In addition to that, REpower Systems AG increased its share in the joint venture established with the Belgian turbine manufacturer, Turbowinds, from 50 percent to 80 percent via a capital increase. The remaining 20 percent of the capital stock was acquired in a second step. The company has now been fully consolidated for the first time in the REpower Systems AG annual financial statement for 2003. Furthermore, in August the name of the joint venture was modified. The French joint venture now surfaces in business transactions under the name of REpower S.A.S.

After the first system deliveries to Japan and the Czech Republic in 2003, REpower Systems AG succeeded in securing further contracts for projects in Japan, France, Cyprus, Portugal and Spain. This guarantees a stable starting position to ensure that the goal already envisaged for 2003 – namely a drastic increase in the foreign quota – will actually be implemented in financial year 2004. REpower MD77 and MM82 turbines for inland locations were primarily sold.

In Spain an agreement for a key project in the Castilla y Leon region was signed in the period under review between the Mannheim-based energy supplier MW Energie AG and REpower. This agreement covered 230 wind turbines in seven wind parks with a total operating performance of approx. 350 megawatts for which 90 megawatts of guaranteed power input already exist.

Order backlog according to wind turbine types

2002–2003 (without Denker & Wulf AG)


100%
75%
50%
25%
0%
MM82
MM70
MD77
MD70
31.12.03
MM70
MD77
MD70
1000/57
31.12.02

The realization, however, depends on the still outstanding warranty for the nominal power in excess of this. The additional plan is for REpower to set up its own onsite production premises for the wind turbines to be used prior to the start of construction on this first major foreign project. The low vertical range of manufacture of REpower Systems AG requires only one production hall to be constructed, meaning that the estimated investment volume will probably not total more than EUR 3 million. Moreover, at the HUSUMwind 2003 fair REpower signed a framework agreement with the company of Ostwind, which outlined an extensive cooperation with regard to the Fruges Wind Park project in Northern France. The latter is currently scheduled to be realized in the period of 2005/2006. The wind parks developed by Ostwind in an order of magnitude of an estimated 200 megawatts are expected to be equipped mainly with REpower systems.

The Australian joint venture, Notus Energy, is now looking back on its first business year as an operative business. The initial aim was to establish the company as a serious partner on the market dominated by Danish wind energy system manufacturers. One method by which the company succeeded in establishing itself was by exhibiting at the Australian AUSWEA Conference wind fair, at which Notus Energy met with a consistently positive response. In addition, the company took part in various tenders for wind park projects with a total nominal output of 230 megawatts in order to initiate a positive development.




An Interview with REpower
Group Management and Management Report
Forecast
Notes
Notes on the Accounts
Imprint
A
B
43
C
Order structure national vs. international
31st December 2003
D
international 39%
E
national 61%
F
G
H
I
22
30
70
75
123
148

44 Research and Development: Intelligent technology is the result of sophisticated individual solutions

REpower primarily owes the fact that it has been able to strengthen its market position in recent years to its high-quality and recognized technology. In financial year 2003, too, the company focused on enhancing the technological level. As well as the development of new turbine types to upgrade the product portfolio, the ambitious project plan also comprised the development of know-how in the components sector. In the period under review the focus was on optimizing the existing product line. This comprised, among other things, the adaptation of existing products to international markets, the reduction of life cycle costs to enhance profitability, the development of intelligent control and regulation concepts to increase revenue and the improvement of plant availability. Thus, the bandwidth of the development program particularly focused on the key issues, which are specifically driving REpower Systems towards the leading position on the technology market.

In 2003 REpower employed 63 highly qualified engineers and technicians in the Research and Development Centre at the Rendsburg site. The Development Team was supplemented by another six employees at the newly opened Osnabrück location. This group specializes in calculating simulations and will contribute to speeding up development work.

The activities of the engineers and technicians focused mainly on completing the development activities with regard to the REpower MM82 2-megawatt system. In addition to the REpower MM70 high wind system, which is equipped with a rotor diameter of 82 meters and thus designed for sites with weaker wind power, the new system rounds off the REpower Systems AG product range in the multi-megawatt class. After establishing two REpower MM82 prototypes at the Grevenbroich, North Rhine-Westphalia and Kaiser-Wilhelm-Koog, Schleswig-Holstein locations measurements were taken with regard to acoustic noise and performance, the results of which were highly positive. Serial production of the new system, which is characterized by a high profitability even at low wind speeds, was thus started immediately and the first customer system was installed in September 2003 within the scope of the Reußenköge repowering project. By the end of the year REpower had installed 20 turbines of this line.

Parallel to the start of the serial system production, the serial launch of the company's own pp82 rotor blade development went into make-to-order production at the rotor blade manufacturer's, Abeking & Rasmussen. The highly innovative rotor blade is regarded as the key component of the new REpower MM82 system. With its carbon glass fibre hybrid structure it weighs the same as the blades of the smaller 1.5-megawatt MD70 system and is responsible for the excellent profitability of the MM82. Positive results were also achieved in the static endurance tests with the rotor blade.

In the case of the REpower 5M offshore wind park featuring a nominal output of 5 megawatts substantial progress was also made in the period under review. The main objective in development activities was to achieve a high level of technical availability coupled with innovative and economically attractive solutions. In this respect REpower focuses on the technical concept and the know-how gleaned from operating the proven systems of the MD and MM lines. Thus, the REpower 5M system comprises a three-blade rotor with an electric blade angle regulation, a detached power train with double bearing rotor shaft, a combined planetary spur gear unit and a double-fed asynchronous generator. After completing the form of the largest rotor blade globally in the offshore system, it was then also possible to produce the gear, which was presented at the HUSUMwind 2003 fair as a finished exhibit. Production and acceptance of the other components also went according to schedule, thus making it highly possible that the prototype of the REpower 5M will be installed according to forecasts at the onshore location Brunsbüttel, Schleswig-Holstein in early summer.

Due to the low vertical range of manufacture in the production process REpower has to externally procure all components. The selection and coordination of high-quality construction parts is therefore of substantial significance in the development process. A further field of activity in the financial year under review focused on the introduction of more component suppliers and the testing of their products. This means that access to a wide range of suppliers complying with the REpower quality standard will be guaranteed in future, too. As a result, the process of testing and gauging of the blades of a new rotor blade manufacturer, the Norwegian Company umoe, was also completed with a positive outcome.

In optimizing the existing products a special focus was on aligning the MD line for use on international markets. Thus, the prototype of a wind energy system with an integrated transformer in the tower was established for the Iberian Peninsula and French markets in the third quarter of the year. By designing and manufacturing a 60 Hz machine for the MD line REpower Systems AG has now had an attractive product for international markets, such as Japan and North America, since the first half of 2003. The first machines were already delivered to Japan in 2003. In addition, by introducing the completely new and modern WP4000 control system REpower Systems AG succeeded in further optimizing the MD series and simultaneously enhancing the system profitability, in particular by further enhancing the MD77 performance.



At the beginning of the period under review the certification of compatibility of the systems offered by REpower Systems AG with the new "E.on-Richtlinie" (E.on-Regulation) network input regulation was also awarded. This certification guarantees that the certified system types meet the tightened requirements of network operators due to the increasing percentage of wind energy in the provision of electricity. Thus, the blanket network connection of the REpower multi-megawatt systems is ensured. The certification acquired will probably secure a medium-term competitive advantage on an international level too, as international power supply companies will probably also orientate their services to the raised standards of German network operators.

In financial year 2003 the licence business was also regarded as an important component in refinancing the comparatively extensive development program. In the period under review not only the MD70/77 with a nominal output of 1.5 megawatts, but also the 48/600 and 48/750 with nominal outputs of 600 and 750 kilowatts respectively were available as full licence packages for predefined markets. In Germany a total of 353 MD70/77 turbines were set up by the licensees. The German licensees include the wind turbine manufacturers Fuhrländer and Südwind (Nordex-Group), producing 64 and 289 systems respectively. On an international level Goldwind Science & Technology Stock & Co. and Zheijang Windey Technology Com., China, are REpower Systems AG licensees.



Procurement and purchase: Security by optimized quality standards

REpower Systems AG
REpower Systems AG is characterized by a low vertical range of manufacture in the production process, which means that all components are procured from external suppliers. In principle, framework agreements have been signed with several suppliers of the same components, thus guaranteeing REpower a flexible selection of components and simultaneously enabling the company to secure favourable purchase prices. At the end of the financial year REpower had at least two suppliers per component. Thanks to an intensive cooperation with the suppliers it has been possible to achieve further optimization of the quality standards of the components used.

REpower Systems Group
During the turnkey development of wind park projects the holding company of Denker & Wulf AG relied exclusively on products provided by REpower Systems AG. A total of 63 systems with a nominal output of 91.2 megawatts were installed. In so doing the main focus was on the MD line, with 58 units having been installed.

48 Investments and financing: Setting the course for progress

REpower Systems AG

Investments were made in the further expansion of the Husum and Trampe production sites. In Husum the extension of the office building was completed. In Trampe both the plot of land and the buildings were further upgraded. Against the background of decentralizing the service sector the attendant vehicle park was enlarged according to schedule. In Grevenbroich (North Rhine-Westphalia) a prototype of the MM82 model was installed.

Due to the shift of the administration division in Hamburg to a new rented office building investments were incurred in the sectors of fixtures, fittings and IT equipment.

REpower Systems Group

In addition to the investments made by REpower Systems AG, the Spanish subsidiary REpower Espana S.L. acquired a plot of land at the location, which serves to expand the local production site. Two subsidiaries of Denker & Wulf AG capitalized an MD70 and an MM82 prototype respectively in their assets. Denker & Wulf AG itself capitalized an MM82 in 2003. Moreover, two 48/600 systems were capitalized at a nationally affiliated company.

Production: Leading technology as serial model

REpower Systems AG has production sites in Husum, Schleswig-Holstein and Trampe, Brandenburg, at which the REpower wind energy systems are built and from where they are delivered to their final destinations. In financial year 2003 the company succeeded in perceptibly raising the production volume with 188 systems as opposed to 150 wind energy systems in 2002. The capacity was increased to approx. 350 systems per year due to investments at both locations. With continued low investment volumes it will be possible to raise the number to a total of around 400 systems. At Husum a realignment of the production process took place. Production was converted from a fixed assembly location to a synchronized conveyor-belt production, making the production process far more efficient in comparison.

In total 188 wind turbines were constructed and delivered in the period under review, with 113 being produced at the location Husum and 75 in Trampe. The production portfolio comprised seven different system types ranging in output from 600 to 2,000 kilowatts. In 2003 the new 2-megawatt wind energy system in the, the REpower MM82, was produced in series with an initial production volume of 20 units at the Husum location.



50 Service: Competence 24 hours per day

Due to the progressive development of the wind industry the service sector is gaining increasing significance not only for wind energy system manufacturers, but also for customers. Regular maintenance and immediate elimination of disturbances guarantees the essential availability of the installed systems and thus decisively contributes to the profitability of a wind park. For that very reason one of the main REpower Systems AG focuses in financial year 2003 was on expanding the service sector.

By supporting more than 200 new systems REpower succeeded in operatively implementing the outlined objectives within the period under review. The systems in question were 189 REpower Systems AG systems, 11 Fuhrländer systems as well as eight Südwind systems, the latter being a subsidiary of Nordex AG. In total 876 wind energy systems were serviced by REpower in 2003, 44 of which were on foreign markets. The majority of systems are products of REpower Systems AG; although the Service & Maintenance Division also assumed the maintenance of 69 systems produced by other wind energy manufacturers.

In order to optimize the quality of the service offered, REpower Systems AG also expanded its service network in 2003 to include additional service stations to ensure that the systems can be quickly reached in the event of a disturbance. One service base was set up in Elstra with two standby service teams to cover the area of Saxony. In the period under review another station complete with service team was opened in Tübingen. With a total of eleven service locations at the end of the period under review approx. 95 percent of all systems serviced by REpower Systems AG can be reached within less than two hours.

Accordingly, the service sector with its 21 newly appointed specialists is one of the company units registering the greatest staff growth. In the period under review over 150 staff members employed onsite at decentralized locations ensured consistent non-interrupted system operation.



In addition to the ISK service and maintenance agreement, which continues to be offered, REpower Systems AG introduced the Integriertes Service Paket plus (Integrated Service Package Plus) (ISPplus) as an innovative service option in financial year 2003 within the scope of the HUSUMwind 2003 fair. The long-term full-service maintenance package comprises all maintenance and repair operations to the systems and guarantees the operator 97 percent availability in the first five years, and 96 percent after that. The new maintenance package, which has received extremely positive rating from the market to date, once again documents the extent to which system and service quality are interlinked, and it is this very dovetailing between the two that decisively determines the scope of service costs of a plant and thus the profitability of the overall investment.

Thanks to this bundling of measures REpower managed to achieve a good rating for service quality in financial year 2003 in the most recent service inquiry launched by the Bundesverband Windenergie (Federal Association for Wind Energy) (Neue Energie, edition 1-2 / 2004 "Getrübter Silberstreif"). REpower ranked as second-best wind turbine manufacturer directly behind Enercon, and in direct contrast to its ranking as number 10 in the same period of the previous year and was thus the climber of the year. And what is more, REpower is the only manufacturer with a zero percent customer churn rate.





52 Project development: Turnkey fictions realized

Denker & Wulf AG is responsible for the domestic project development business. Its business activities mainly focus on project planning and developing locations, installing turnkey systems as well as operation management and administration of wind turbines.

In financial year 2003 Denker & Wulf sold a total of 63 wind turbines and, in so doing, used only products of REpower Systems AG. The main focus was on the systems in the multi-megawatt class. Thus, in the financial year under review Denker & Wulf sold 58 MD70/77 machines. The remaining systems comprised 3 57/1000 systems and 2 systems in the 48/600 and 48/750 series respectively.

The range of services offered includes permanent operation management of the installed energy producing systems. Thus, the systems are technically monitored on a day-to-day basis in addition to receiving extensive commercial support, in order to guarantee optimum operational results. Within the scope of operation management a total of 299 wind turbines with a total operating performance of over 319 megawatts were administered at the end of financial year 2003.

In addition to its low capital intensity and the comparatively high profitability, the project development business constitutes a key instrument for developing new markets in foreign countries. Moreover, REpower is actively positioned on the key European markets in France, the UK, Greece, Italy and Spain, as well as on the non-European markets in Australia, Canada and Asia by subsidiaries, joint ventures and partnerships.

Human resources: Engineers and technicians determine the atmosphere

In financial year 2004 the number of employees at REpower Systems AG rose from 400 in the previous year to 484 as of 31st December 2003. That means that 84 new employees were gained, corresponding to an increase of around 21 percent. The average number of employees on the payroll was 456 in the period under review. The personnel expenditure totalled EUR 22.6 million in 2003 as opposed to EUR 15.8 million in 2002. This increase of 43.3 percent is due to the high rise in the number of employees.

A total of 267 employees were on the payroll at the Husum and 107 at the Trampe production sites. 64 technicians and engineers were employed at the development centre in Rendsburg and 6 system engineers were assigned to the Osnabrück location. At the Hamburg headquarters and administrative centre 40 employees were on the payroll on the balance-sheet date.

With regard to the qualification of staff, attention should also be drawn in financial year 2003 to the fact that, too, the technological orientation of the company is also reflected in its employee structure. 71 percent, i.e. more than two thirds of all staff members employed by REpower work as technicians and engineers on the further development, optimization and maintenance of the REpower technologies. At 22 percent one in five employees at REpower Systems AG is an engineer, which, among other things, guarantees that the high technological standard will be maintained in future, too.

For years the number of apprenticeships at REpower Systems AG has been rising continuously. Thus, by the end of 2003 the quota of apprentices and on-the-job trainees rose from 3.0 in 2002 to 4.8 percent. Eleven new apprentices were employed in financial year 2003, which represents a perceptible increase in the number of apprenticeships offered as opposed to the previous year. In addition, 31 on-the-job trainees and students studying for their diplomas were employed in 2003, with 20 being assigned to the sector of technology.

As of 1st September 2003 an individually negotiated collective labour agreement was signed between IG Metall (industrial union for the metal sector) and REpower stipulating a two-phase increase in salaries - an initial three-percent increase as of 1st September 2003 followed by a 2.5 percent increase as of 1st July 2004. In addition, two single payments totalling EUR 650 for 2004 and EUR 630 for 2005 were agreed for the employees.

Moreover, a collective takeover tariff agreement was concluded for the employees in Trampe, meaning that the industry-wide collective agreement for the branch office in Husum also applies to the employees in Trampe. Over the course of the next few years the labour conditions at Trampe will be adapted in several phases to those at Husum, meaning that the Trampe employees will be covered by the same tariff agreement as Husum as of 1st June 2006, thus ensuring that they will also receive the same benefits. An important step towards cushioning the drastic workload fluctuations within the quarters as much as possible was the agreement to allow flexible working hours, which was signed in 2003 in co-operation with the works council at Husum and with the approval of IG Metall.

In financial year 2003 19 reportable industrial accidents and 3 commuting accidents were registered as opposed to 17 reportable accidents in the previous year. The Executive Board has initiated measures in agreement with the works council and the labour security specialist in order to implement the guidelines passed on accident prevention.

As the foundation for future growth has already been laid, REpower offers its staff members an extensive vocational training and on-the-job training concept. REpower Systems AG approached its workforce with a wide range of training opportunities in the period under review. Thus, in financial year 2003 947 employees were trained in 40 different standard modules as opposed to 257 employees in 23 different standard modules in the previous year.

The REpower Systems AG claim is that always offering top-quality innovative products as well as services oriented towards customer requirements. That requires a permanent adaptation of labour forms in the fields of research and development, production, sales and customer service. In order to ensure that this is possible a continuous exchange of know-how and experience is necessary between the specialist company divisions. The Competence Centre introduced in 2003 to deal particularly with project handling therefore pursues the goal of identifying and networking the key knowledge carriers for the respective project, of preparing documented know-how and of making it available to all parties involved in the project on an interdisciplinary level. Moreover, a two-day sales training course was conducted in 2003 in which experts from the various sectors discussed their experience in various presentations.

Within the scope of consistent improvement of productivity and profitability, REpower Systems AG attributes a decisive role to the creativity and experience of its staff. Various research groups focusing on the issues of "Verbesserungspotenziale" (improvement potentials) and "Einsparungspotenziale bei der REpower Systems AG" (savings potentials at REpower Systems AG) were initiated in the period under review.

At the end of 2002 REpower Systems AG introduced a company pensions scheme for staff. By the end of financial year 2003 the REpower pension fund had 171 registered members. That means that at present approximately one third of all REpower staff members are benefiting from the company's offer.



Qualification of the employees

REpower Systems AG 31st December 2003 vs. 31st December 2002

100%
75%
50%
25%
0%
2003
2002
Engineers
Technicians
Other academics
Administration
Others qualified employees

REpower regards its employees as its most important resource. In order to thank them for their performance and engagement in financial year 2002 and to motivate them in future, too, either a bonus or the alternative option to purchase REpower Systems AG shares was offered to all employees in January 2003. About 36 percent of the workforce took advantage of the offer and decided in favour of shares instead of a cash payment. The option programme for executives resolved at the 2003 general meeting aims at actively involving employees in the success of REpower Systems AG. 62 percent of all entitled employees made use of this opportunity and subscribed to the options. Of 52,500 options offered 37,000 were accepted. This high number documents the confidence executives have in the future development and earnings power of REpower Systems AG.

Employees according to the locations (Germany)

REpower Systems Group 31st December 2003


Osnabrück 1%
Rendsburg 13%
Trampe 22%
Husum 56%
Hamburg 8%

B

58 Quality and the environment: Quality is our maxim

C

Quality management

One of the key corporate strategy objectives pursued by REpower is to establish the company as a provider of premium products among the manufacturers of wind energy systems. In order to ideally implement this objective all quality-relevant corporate processes were summarized in a process landscape allowing a flexible adaptation to the individual requirements. A quality management system to implement corporate policy was established in compliance with DIN EN ISO 9001:2000. The systematic identification, supervision and regulation of the implemented processes and their interaction by consistent application of the quality management system regulations is regarded as one of the top-priority tasks to be performed by REpower employees in all corporate divisions. Fortunately, Germanische Lloyd Certification GmbH (GLC) introduced the quality management system certification at the beginning of business year 2003.

REpower also succeeded in convincing the component suppliers of its quality standards and in gradually transferring the responsibility for the delivery quality to said suppliers. That led to a drastic reduction off 50 percent in claims pertaining to key components in 2003. The incorporation of quality assurance into the manufacturing process in the period under review ensured the achievement of a consistent manufacturing quality standard, despite reduced throughput times. In 2003 a main focus was also on REpower Systems AG providing intensified support to customer experts, in particular by supporting the experts with regard to product acceptance by employees in quality assurance. An expert seminar organized by REpower in the preliminary stage of the HUSUMwind 2003 fair also made an important contribution. In this process the findings derived from discussions with customer experts were incorporated into the further development process as an important feedback.

Environment

As a consistently operating company REpower Systems AG also attached great importance in the period under review to the fact that ecological interests should be taken into account in all relevant corporate processes. Via the development and production of ecologically beneficial technologies REpower Systems AG also actively protects the environment. Ecological effects and recyclability are aspects integrated from the very beginning into the development and construction process of the wind energy systems. Low energy consumption, low emission, low-noise operation, long-term utilization and simple exploitation are the central focus of ecological alignment. In financial year 2003 REpower was in constant communication with the Verband Deutscher Maschinen- und Anlagenbau (VDMA) (Association of German Plant Engineering and Construction Workers), of which REpower is a member, as well as with the component suppliers in order to meet these requirements in the long term too. Furthermore, an "Umwelt-Typprüfung" (ecological type test) was prepared for the REpower System MD/MM series in 2003 to come into effect in the following financial year in order to document the environmental compatibility of the technologies developed by REpower.

In this spirit REpower also supported a research project in financial year 2003 conducted by the Faculty of Energy Systems and Energy Economy at the Ruhr University Bochum, on the energy amortization period of wind turbines. The data from the new REpower 5M offshore system were made available for evaluation. The result achieved was that the amortization period of three to four months for the 5M was very short in comparison with that of other products. REpower Systems AG also supports further initiatives in the ecological field.

Corporate risks: Foresighted management is what counts

Risk Management System (RMS)
Systems for monitoring, early detection and handling all corporate risks have now become indispensable for companies in the course of globalization. Requirements in this respect were further concretized by the "Gesetz zur Transparenz und Kontrolle im Unternehmensbereich - KonTraG" (Law on Transparency and Controls in the Corporate Sector).

In compliance with KonTraG suitable measures, according to §91 par. 2 of AktG, were implemented by the REpower Systems Group for the "Risk Management" sub area to ensure that developments endangering continuity are identified at an early point in time. These developments comprise in particular, risk-bearing transactions, inaccuracies in accounting and violations of legal regulations having a considerable effect on the asset, financial and earnings situation of the company or group.

These measures include establishing a surveillance system to guarantee that existing risks are identified, analyzed and evaluated, and that any risk-related information is systematically forwarded to the competent decision-making bodies. The REpower Systems Group had already fully complied with this requirement in 2002 by introducing an EDP-based risk management system.

Risk management process
The key tasks of a risk management system are to guarantee maximum protection of the effectiveness and efficiency of business activities on the basis of corporate goals via risk transparency, risk policy measures, as well as to supplement this offer by an internal control system to ensure the reliability of reporting procedures and compliance with legal standards. At an early point in time risk developments are identified, balance-sheet and liquidity security, as well as protection of assets and operational availability are guaranteed and risk costs are optimized. Extensive implementation of the risk management process in the corporate processes and procedures provides the basis for this.

Risk analysis
Starting points for risk analysis within the REpower Systems Group are the strategic corporate positioning as well as the business policy objectives within the individual corporate divisions. An implicit specification regarding the scope of risks taken is made as part of strategic planning, medium-term, budgetary or any other planning procedures of the company.
In a first step information on the risks is systematically determined. In the subsequent risk assessment, i.e. the estimation of the extent of a sufficiently possible potential loss in assets or a deviation from the operational objectives, the effects (extent) are considered, including their estimated frequency of occurrence (probability of occurrence).

In the end risk solving is achieved by implementing measures to reduce the risks, for example by adapting the market alignment, the technical facilities, the software, the organizational form or human resources policy, as well as by measures to secure production processes, activities in the environmental protection, fire protection and product warranty sector.

In addition to the risk-eliminating methods, control procedures are continuously checked to detect possible gaps in coverage.

Business and functional executives of the REpower Systems Group have sole responsibility for the risk situation and risk management in their own sector. These so-called risk owners report on their risk sector at semi-annual intervals within the scope of a risk inventory. The risks identified are regularly reassessed by the Executive Board according to the information included in the risk report.



Risk reporting

The company has identified a total of 24 single business risks. These are subdivided into three key categories of "company-related risks" (14), "market and competition-related risks" (4), as well as "„legal and other risks" (6). Of these classified risks, 22 reflect a medium to slight potential risk. They do not endanger the inventory. Detailed explanations on these non-inventory endangering risks are located in the risk report, which is updated on a semi-annual basis. Two "key" risks have essentially crystallized from risk analysis, resulting from the strategic deliberation to give preference to component subcontracting in lieu of in-house production. The REpower Systems Group is thus to a considerable extent dependant on being supplied with high-quality components (quality risk) by the company's subcontractors in the volumes required and at the specified times (dependency risk). In the event of a higher order inflow, delays in the delivery of parts required by the REpower Systems Group for production might arise. In consequence hereof the company would not be in a position to complete received orders in due time and would be obliged to pay penalties in the event of a belated system installation.

It cannot be excluded that as a result of already agreed delivery contracts the respective delivery obligations will arise at a point of time at which prompt production of the ordered systems might not be guaranteed on the grounds of delays in component delivery. The resulting consequences of such a situation could have a negative effect on the asset, financial and earnings situation of the company.
The REpower Systems Group counteracts these risks in so far that the group first of all increased the available selection of suppliers in the year under review in order to reduce dependency on individual component suppliers. Secondly a quality management system was introduced in 2002, the key task of which is to guarantee that the quality of delivered components complies with the required standard of the REpower Systems Group.

The financing risk is another risk currently classified by the company as non-inventory endangering , but which nevertheless possesses a high-risk potential.

Financing could develop into a decisive bottleneck curbing further growth of REpower Systems AG. Possible financial difficulties on the part of customers could occur on the grounds of non-existing or non-payable external financing schemes. The reduced resources required for processing project financing at German banks and the associated longer periods required to handle credit applications will - with the utmost probability - negatively influence the growth of the German wind market.

Changes in the banking system resulting from the introduction of a rating system for small and medium-sized businesses (Basle II) and a tightening of conditions with regard to responsible corporate governance (KonTraG) of the company on the part of management will reduce the available liquid funds of customers and, in consequence, their pre-financing capacities.

The above-mentioned aspects could have a negative effect on the financial, earnings and asset situation of REpower Systems AG.

REpower Systems AG counteracts this risk in so far as, by offering tax-optimized funds, it intends to provide a yield-oriented financing option and to create a wind park investment scheme as an alternative to the currently prevailing wind park financing program, thus also creating new incentives for investors.





62 Situation report

REpower Systems AG, Hamburg
In the following the asset, financial and earnings situation of REpower Systems AG is presented. In so doing the figures for the financial year under review are compared with those of 2002.

Assets
Assets rose by EUR 6.9 million (+41.8%) from EUR 16.5 million as of 31st December 2002 to EUR 23.4 million as of 31st December 2003.

Intangible assets
The intangible assets consisted mainly of software licences as well as capitalized development costs for the MD70 and MD77 wind turbines.

Property, plant and equipment
The increase in property, plant and equipment in 2003 is primarily due to investments at the Trampe and Husum locations. This item refers to a warehouse and an office building in Trampe and Husum respectively. A substantial investment became necessary for a semi-portal crane in Trampe. In addition, investments in the sectors of fixtures, fittings and equipment, vehicle fleet (service vehicles) as well as IT-equipment were made to achieve an expansion in all corporate divisions. The "Property, plant and equipment" item also contains individual wind energy systems and one prototype MM 82 model as an addition.

Financial assets
The financial assets primarily include shareholdings in national and international companies. The additions essentially result from capital increases in REpower Espana and REpower S.A.S., as well as from the acquisition of all shares in REpower S.A.S. and the start-up of REpower UK, as well as REpower DIEKAT, Greece.

Current assets
The current assets rose by EUR 33.6 million (+24.2%) from EUR 138.4 million as of 31st December 2002 to EUR 172.0 million as of 31st December 2003. As of 31st December 2002 this corresponded to 88.0 percent of the balance sheet total and as of 31st December 2003 to 85.9 percent. The trade accounts receivable rose primarily in connection with the high turnover in the months of November and December. The inventories declined slightly.

The other assets included in the current assets essentially refer to short-term loans, which were granted in individual cases for the realization of wind parks.

The "Shares in project corporations" item includes shares in corporations to realize wind parks designated for sale.

Prepaid expenses/Accrued items
The Prepaid expenses/Accrued items refer to advance payments for insurance agreements.

Equity capital
The equity capital rose by EUR 0.6 million (+0.6%) from EUR 96.5 million as of 31st December 2002 to EUR 97.1 million as of 31st December 2003. The change results from the t balance in the annual result for 2003 and the dividend payment of EUR 3.2 million for financial year 2002. The equity ratio changed from 61.3 percent as of 31st December 2002 to 48.5 percent as of 31st December 2003.

Provisions

The provisions rose by EUR 4.0 million (+17.6%) from EUR 22.6 million as of 31st December 2002 to EUR 26.6 million as of 31st December 2003. In relation to the balance sheet total this represents a share of 14.4 percent as of 31st December 2002 and 13.3 percent as of 31st December 2003.

The tax provisions are primarily for municipal trade tax and corporate tax debts for 2003.

The other provisions primarily relate to provisions for guarantees and maintenance from the sale of wind turbines as well as to personnel provisions.

Liabilities

The liabilities rose by EUR 39.4 million (+106.6%) from EUR 37.0 million as of 31st December 2002 to EUR 76.4 million as of 31st December 2003.

The major share of liabilities is attributed to trade accounts payable. Of the amounts due to credit institutes 76.6 percent are due in 2004, 12.4 percent in the period of 2005 to 2008 and 10.0 percent at a later point in time.

The "Down payments received" item refers primarily to down payments for wind turbines, which had not yet been put into operation by the balance sheet date.





The perceptible increase in trade accounts payable is, similar to the accounts receivable and other assets, primarily due to the expansion in business activities.

The "Other liabilities" item includes liabilities from taxes, as well as liabilities within the scope of social security.

Financial position
The financial funds decreased by EUR 25.4 million in 2003, as the business activities were primarily expanded in the months of November and December and high investments were made.

Earnings position
The total earnings position comprises the "Sales", "Change in work in process" and "Other own work capitalized" items.

Sales
REpower Systems AG generated 95.4 percent of its sales in 2003 by manufacturing and selling wind energy systems. The remaining percentage was derived from selling licences, as well as from service, maintenance and operating management costs, power sales and other proceeds.

The sales of the company rose by EUR 49.7 million (+23.1%) from EUR 215.1 million in 2002 to EUR 264.8 million in 2003.

This increase was not only due to a rise in the number of wind energy systems realized, but also to a rising share in large-scale MD and MM systems. The share of wind turbine orders rose from 89.9 percent in 2002 to 96.3 percent in 2003.

Other operating income
The "Other operating income" item rose by EUR 1.3 million (+52.5%) from EUR 2.4 million in 2002 to EUR 3.7 million in 2003.

Key items were the reversal of provisions and individual valuation adjustments, as well as the reimbursement of claims from insurances and investment premiums.

Material costs
The "Material costs" item comprises costs for raw materials and supplies and for purchased goods as well as costs for acquired services. This item rose by EUR 49.0 million (+29.8%) from EUR 164.7 million in 2002 to EUR 213.7 million in 2003.

The increase in material costs was primarily due to the expansion of the business activities. In relation to the total operating performance the material cost ratios were 75.6 percent for 2002 and 80.0 percent for 2003. The rise in the cost ratio is in part due to a raised utilization of external companies for installation, service and maintenance, as well as to the declining margin.

Personnel costs
The personnel costs rose by EUR 6.8 million (+43.3%) from EUR 15.8 million in 2002 to EUR 22.6 million in 2003. The key reason for the increase in personnel costs in 2003 is the increase in the workforce comprising 400 employees as of 31st December 2002 to 484 company employees as of 31st December 2003. The ratio for personal costs was 7.2 percent in 2002 and 8.5 percent in 2003.

Depreciation
The depreciation on intangible assets and on property, plant and equipment rose by EUR 1.3 million (+ 77.2%) from EUR 1.7 million in 2002 to EUR 3.1 million. In relation to the total operating performance shares of 0.8 percent for 2002 and 1.1 percent for 2003 resulted.

The amortization of intangible fixed assets resulted above all from write-off of software, whereas the amortization of intangible fixed assets was primarily attributed to buildings and technical facilities.

Other operating expenses
The other operating expenses rose from EUR 22.1 million in 2002 by EUR 3.0 million (+13.5%) to EUR 25.1 million in 2003. The rise in other operating expenses was primarily due to an expansion of the business activities. In relation to the total operating performance the other operating expenses rose in by 10.1 percent in 2002 and by 9.4 percent in 2003.

The development of other operating expenses is primarily characterized by the item expenses for guarantees. The percentage in other operating expenses totaled 28.5 percent in 2002 and 28.0 percent in 2003.

Earnings before interest, taxes, depreciation and amortization (EBITDA)
The EBITDA dropped from EUR 17.9 million in 2002 by EUR -8.5 million (-47.4%) to EUR 9.4 million in 2003. In relation to the total operating performance EBITDA margins of 8.2 percent were calculated for 2002 and of 3.5 percent for 2003.

Amortization of financial assets and securities of current assets
The amortization of financial assets and securities of current assets totaled EUR 0.01 million in 2002 and EUR 1.4 million in 2003. Of these 719 were attributed to the Greek holding Aioliki TERU, 426 to the French holding REpower SAS TEUR and 238 to FEDEF TEUR 238.

Earnings before interest and taxes (EBIT)
The EBIT declined from EUR 16.2 million in 2002 by EUR 9.8 million (-60.7%) to EUR 6.4 million in 2003. In relation to the total operating performance EBIT margins of 7.4 percent were calculated for 2002 and of 2.4 percent for 2003.

Financial results
In financial year 2003 the financial result was positive. In 2002 it totaled EUR 1.3 million and dropped by EUR 1.1 million (-84.4%) to EUR 0.2 million. That included a dividend payment by Denker & Wulf AG corresponding to EUR 1.4 million.

Result of normal business activities
The result of normal business activities dropped from EUR 17.5 million in 2002 by EUR 10.9 million (-62.5%) to EUR 6.6 million in 2003. As a percentage of the total operating performance that corresponded to 8.0 percent in 2002 and 2.5 percent in 2003.

Annual surplus
The annual surplus deteriorated from EUR 6.9 million in 2002 by EUR -3.1 million (-45.3%) to EUR 3.8 million in 2003. Annual surplus quotas calculated in relation to the total operating performance corresponded to 3.2 percent in 2002 und 1.5 percent in 2003.

Key events following the balance sheet date
German credit institutes have provided interim financing means in the amount of EUR 46 million to bridge payment terms granted to clients after the balance sheet date.



REpower Systems Group

The asset, financial and earnings situation of the REpower Systems Group constitutes the following. In the consolidated financial statement of REpower Systems the figures for 2003 according to IAS are compared with those of 2002.

Consolidated assets

The consolidated assets rose by EUR 14.3 million (+57.6%) from EUR 24.7 million as of 31st December 2002 to EUR 39.0 million as of 31st December 2003.

Intangible assets

The intangible assets consisted mainly of capitalized goodwill, capitalized development costs for the MD70, MD77 and MM82 wind energy turbines, as well as of software licences. The capitalized goodwill primarily resulted from the purchase of 49 percent of the shares in pro + pro Energiesysteme GmbH & Co. KG.

Property, plant and equipment

The increase in property, plant and equipment in 2003 is primarily due to investments at the Trampe and Husum locations. In addition, investments were made in the sectors of fixtures, fittings and equipment as well as IT-equipment to achieve an expansion in all corporate divisions. The additions for 2003 include six wind turbines.

Financial assets

The financial assets primarily include shareholdings in national and international corporations.

Current assets

The current assets rose by EUR 36.3 million (+21.5%) from EUR 169.0 million as of 31st December 2002 to EUR 205.3 million as per 31st December 2003. As of 31st December 2002 this corresponded to 86.9 percent of the balance sheet total and as of 31st December 2003 to 85.9 percent thereof.

The inventories and trade accounts receivable primarily rose as a result of the high sales growth.

The other assets included in the current assets essentially refer to short-term loans, which were granted in individual cases for the realization of wind parks.

The "Shares in project corporations" item largely comprises shares in corporations to realise wind parks designated for sale.

Equity capital of the group

The equity capital of the group rose by EUR 2.9 million (+2.7%) from EUR 108.6 million as of 31st December 2002 to EUR 111.5 million as of 31st December 2003. The equity capital ratio altered from 56.1 percent as of 31st December 2002 to 45.6 percent as of 31st December 2003. This results on the one hand from the dividend payment in 2003 and on the other from the group result for 2003.

Shares of foreign partners

The shares of foreign partners result primarily from the investment of approx. 16 percent by other shareholders in Denker & Wulf AG.

Provisions

The provisions rose by EUR 11.5 million (+53.5%) from EUR 21.6 million as of 31st December 2002 to EUR 11.1 million as of 31st December 2003. In relation to the balance sheet total this represents a share of 11.2 percent as of 31st December 2002 and 13.5 percent as of 31st December 2003.

The other provisions primarily relate to provisions for guarantees and maintenance from the sale of wind turbines.

The tax provisions decreased from EUR 13.0 million to EUR 4.4 million. The tax provisions are for municipal trade tax and corporate tax liabilities as well as deferred tax assets and deferred tax liabilities for financial year 2003.

Liabilities
The short-term liabilities without provisions rose by 42.5 EUR million (+140.2%) from EUR 30.3 million as of 31st December 2002 to EUR 72.8 million as of 31st December 2003.

The major share of liabilities is attributed to trade accounts payable. This item rose by EUR 26.1 million (+108.1%) from EUR 24.1 million as of 31st December 2002 to EUR 50.2 million. The high increase is due to an expansion in production at the end of 2003.

The "Down payments received" item refers primarily to down payments for wind turbines, which had not yet been put into operation by the balance sheet date.

The "Other liabilities" item includes liabilities from taxes as well as liabilities within the scope of social security.

Deferred income
The "Deferred income" item was essentially composed of pre-paid licence fees in 2002 and 2003.

Financial position
The financial funds decreased by EUR 26.5 million in 2003, as the business activities were primarily expanded in the months of November and December and high investments were made.

Earnings position
The total earnings position comprises the "Sales", "Changes in work in process" and "Other own work capitalized" items.

Sales
The REpower Systems Group generated 94.1 percent of its sales in 2003 by manufacturing and selling wind turbines as well as due to revenue derived from project development. Moreover, sales are generated by licensing, service, maintenance and operation management services, as well as by power sales and other proceeds.

The corporate sales rose by EUR 31.0 million (+12.2%) from EUR 254.5 million 2002 to EUR 285.5 million 2003.

In addition to the increased number of wind parks realized and wind turbine systems manufactured, the increasing share of the newly developed MM82 with an output of 2.0 MW was also responsible for this rise. The latter's percentage share in orders for wind energy turbines was approx. 10 percent in 2003.

Other operating income
The "Other operating income" item rose by EUR 2.8 million (+208.2%) from EUR 1.4 million in 2002 to EUR 4.2 million in 2003.

Key items were the reversal of provisions and individual valuation adjustments, as well as the reimbursement of claims by insurance corporations. The largest new item comprised an investment grant for the offshore megawatt system.

Material costs
In relation to the total operating performance, the "Material costs" item was the dominating cost item during the period under review, comprising costs for raw materials and supplies and for purchased goods, as well as costs for acquired services



This item rose by EUR 51.3 million (+28.0%) from EUR 183.0 million in 2002 to EUR 234.3 million in 2003.

The high increase in material costs was essentially due to the expansion in business activities. In relation to total operating performance a material costs quota of 72.9 percent for 2002 and of 78.2 percent for 2003 resulted. The increase in the material cost ratio was due in part to an increased utilization of external companies for installation, service and maintenance, as well as to the declining margin.

Personnel costs
The personnel costs rose by EUR 7.5 million (+44.7%) from EUR 16.7 million in 2002 to EUR 24.2 million in 2003.

The key reason for an increase in personnel costs in 2002 was the increase in the workforce from 419 employees as of 31st December 2002 to 524 employees within the group as of 31st December 2003. The quota for personnel costs was 6.7 percent in 2002 and 8.0 percent in 2003.

Depreciation of property, plant and equipment, intangible assets and fixed assets
The depreciation of intangible assets and of property, plant and equipment rose by EUR 1.5 million (+50.0%) from EUR 3.0 million in 2002 to EUR 4.5 million in 2003. In relation to the total operating performance shares of 1.2 percent for 2002 and to 1.5 percent for 2003 resulted.

The depreciation of intangible fixed assets primarily resulted from write-offs of capitalized goodwill and capitalized development costs for the MD70 and MD77 wind energy turbines, whereas the write-offs for Property, plant and equipment were essentially attributed to buildings and technical facilities.

Other operating expenses
The other operating expenses rose by EUR 4.2 million (+18.1%) from EUR 23.4 million in 2002 to EUR 27.6 million in 2003. The rise in other operating expenses was essentially due to the strong expansion of business activities. In relation to the total operating expenses the other operating expenses amounted to 9.3 percent in 2002 and 9.2 percent in 2003.

Income from shareholdings
The income from shareholdings essentially results from the income of Denker & Wulf AG from operating and business management due to its position as regards company law. Income decreased from EUR 0.9 million to EUR 0.1 million.

Earnings before interest, taxes, depreciation and amortization (EBITDA)
The EBITDA fell by EUR 11.8 million (-40.0%) from EUR 29.2 million in 2002 to EUR 17.4 million in 2003. In relation to the total operating performance EBITDA margins of 11.6 percent for 2002 and of 5.9 percent for 2003 resulted.

Depreciation of financial assets and shares in project corporations
The depreciation in 2002 and 2003 was EUR 0.04 million and EUR 0.3 million respectively.

Earnings before interest and taxes (EBIT)
The EBIT fell by EUR 13.3 million (-50.7%) from EUR 26.1 million in 2002 to EUR 12.9 million in 2003. In relation to the total operating performance, EBIT margins of 10.4 percent for 2002 and of 4.3 percent for 2003 resulted.

This means that the group failed to reach its budgeted double-digit target EBIT margin as forecast in 2003.

Net income profit
In 2002 the net income loss was EUR -0.02 million, improving by EUR 0.2 million to a net income profit of EUR 0.2 million in 2003.

Result of normal business activities and minorities
In 2002 the result of normal business activities declined by EUR 13.7 million (-51.9%) from EUR 26.4 million in 2002 to EUR 12.7 million in 2003. In relation to the total operating performance this corresponded to 10.5 percent in 2002 and 4.2 percent in 2003.

Consolidated annual surplus
The consolidated annual surplus dropped by EUR 8.7 million (-58.4%) from EUR 14.8 million in 2002 to EUR 6.2 million in 2003. Annual surplus quotas in relation to the total consolidated operating performance of 5.9 percent in 2002 and 2.1 percent in 2003 resulted.

The same reasons apply to the development of the consolidated annual surplus as to the development of EBIT.

In 2002 the result assigned to foreign partners was EUR 0.9 million. In 2003 it rose by EUR 0.1 million (+10.0%) to EUR 1.0 million. This is essentially attributed to the other shareholders in Denker & Wulf AG, whose shares have a value of approx. 16 percent.

Key events after the balance sheet date
After the balance sheet date German credit institutes provided interim financing means for installed wind parks in the amount of EUR 46 million to bridge payment terms granted to Clients.

70 Forecast: Foreign countries, offshore and repowering give our business the necessary incentive

In previous years the global economy was exposed to numerous crises, which rendered a cyclical recovery extremely difficult. Investment and consumer behaviour was negatively influenced due to both the reduced profitability of companies and the weakened spending capacity of private households. The rising oil prices as well as the dramatic price losses on the stock exchanges in the industrial nations due to the Iraq conflict intensified the downwards trend. In addition, terrorism and the war situation in Iraq fuelled the general insecurity.

At present the world political situation is undergoing a stabilization process, a recovery of the global economy being an attendant consequence thereof, and one which could in turn lead to a consistent improvement of the investment climate. An indicator is the rising industrial production, caused by the improved export business and order situation. This could be the basis for the hoped for economic revival. Despite the fact that turnover figures in industry and a stabilization of the situation in the main construction trade seem to substantiate an imminent upswing, the psychology aspect nevertheless continues to play a decisive role.

The readiness to invest in the wind energy sector is highly dependent on national and/or European basic conditions as well as on the overall global situation. Against this background the generally applicable development trends can only be used to a limited degree as a criterion. It is to be assumed that at least the German wind industry is heading for a consolidation phase in 2004.



In view of the tightening basic conditions resulting from the amendment to the EEG and the falling number of qualitative high-quality national locations, a slightly regressive level of installed nominal output is expected in Germany, i.e. approx. 2,500 megawatts. In addition, further regressive margins are expected, particularly in the project development sector.

The global expectation is that the wind energy market will grow despite the stagnation in Germany. In this respect Europe is again expected to take on a leading role. France and Belgium, Italy, Ireland and the UK, as well as Sweden and the Netherlands are seen as the primary growth markets in Europe. REpower is already represented on the key European markets and further market entries are under way.

REpower Systems AG is facing the new financial year with subdued optimism. We are working on the assumption that our company will continue to grow in the coming financial year with regard to the installed nominal output and, thus, also with regard to the total output realized. In addition, we also expect a substantial increase in our international business.

On the basis of the high order backlog, the installation of a number of systems in a similar order of magnitude to that of 2003 is planned. This also includes the installation of 50 systems at foreign locations, with another 50 systems resulting from projects secured by the holding company of Denker & Wulf. The forecast implies a slight reduction in domestic business. The income from already existing licence agreements will probably drop perceptibly in the current financial year. In contrast, the proceeds from the service business will at least rise proportionately to the raised basis of installed systems.

Reduced special effects, targeted cost reductions and the moderate rise in turnover will have a positive effect on the profit and loss account and improve the operating profit in the current financial year.

The expected moderate increase in turnover in 2004 will be financed from equity capital and the existing short-term overdraft facilities offered by banks.

At present the Executive Board plans to take out a medium term second-rate loan of EUR 10.0 million to strengthen financing power. Investments, in so far as appropriate, will be financed long-term through borrowing.

REpower expects to make total investments of EUR 13 million in 2004. These comprise investments on fixed assets, in building up international subsidiaries and holding corporations and also in establishing the prototype of our 5M model.

In a technological respect REpower Systems AG will perform a quantum leap in 2004. In addition to optimizing the existing investment portfolio, the main focus is on establishing the largest system globally with a nominal output of five megawatts, this being the most ambitious focus of our development activities. The prototype of the offshore REpower 5M system is scheduled to be installed in the early summer of 2004 at the offshore location of Brunsbüttel, Schleswig-Holstein.

Our engineering services don't stop as soon as the turbine has been put into operation.

The REpower lightning protection zone concept offers maximum security. It guarantees exterior protection by dissipating lightning as quickly as possible and guarantees internal protection against damage caused by overvoltage.





Table of Contents
Executive Board
Preface of the CEO
Report of the Supervisory Board
Corporate Governance
The REpower share
74
3
8
10
12
14
16

Table of Contents

Consolidated financial statement as per 31st December 2003 and 31st December 2002 in accordance with IFRS

Assets

	Notes:	31.12.03 EUR	Pre-year 31.12.02 EUR
Current assets	4.1.		
Liquid assets	4.1.1.	886,622	11,582,436
Shares in project corporations	4.1.2.	404,313	1,216,783
Future accounts receivable from contract orders	4.1.3.	972,016	4,306,785
Trade accounts receivable	4.1.4.	115,916,188	88,855,924
Intragroup receivables	4.1.5.	3,291,264	674,022
Accounts receivable from project corporations	4.1.6.	13,054,219	16,593,735
Inventories	4.1.7.	53,690,315	43,134,552
Short-term prepaid expenses and deferred charges	4.1.8.	17,125,812	2,629,341
Total current assets		**205,340,749**	**168,993,578**
Non-current assets	4.2.		
Property, plant and equipment	4.2.1.	28,464,687	18,301,742
Intangible assets	4.2.2.	2,887,195	2,178,761
Goodwill	4.2.3.	1,833,147	1,477,027
Financial assets	4.2.4.	1,083,732	291,159
Financial assets accounted according to the equity method	4.2.5.	0	527,624
Borrowings	4.2.6.	138,474	169,437
Deferred taxes	4.2.7.	1,034,250	22,860
Long-term prepaid expenses and deferred charges	4.2.8.	3,522,524	1,762,500
Total non-current assets		**38,964,009**	**24,731,110**
Total assets		**244,304,758**	**193,724,688**

Liabilities

	Notes:	31.12.03 EUR	Pre-year 31.12.02 EUR
Short-term liabilities	4.3.		
Short-term loans and short-term percentage of long-term loans	4.3.1.	21,908,948	6,140,800
Trade accounts payable	4.3.1.	50,157,522	24,103,431
Accounts due to project corporations	4.3.1.	45,840	16,947
Liabilities to project companies	4.3.1.	670,038	0
Advance payments received	4.3.2.	2,384,080	1,419,791
Provisions	4.3.3.	33,140,324	21,586,066
Deferred sales	4.3.4.	46,372	1,324,579
Income tax liabilities	4.3.5.	4,367,493	13,021,167
Other short-term liabilities	4.3.6.	7,442,460	8,247,460
Total short-term liabilities		**120,163,076**	**75,860,241**
Long-term liabilities	4.4.		
Long-term loans	4.4.1.	8,938,693	6,294,824
Deferred taxes	4.4.2.	713,721	780,521
Total long-term liabilities		**9,652,414**	**7,075,345**
Minority interests	4.5.	2,958,591	2,178,832
Equity capital	4.6.		
Subscribed capital	4.6.1.	5,401,198	5,401,198
Capital reserve	4.6.2.	79,371,192	79,385,655
Balance-sheet profit/balance-sheet loss (incl. profit reserves)	4.6.3.	26,758,287	23,823,417
Total equity capital		**111,530,677**	**108,610,270**
Total liabilities		**244,304,758**	**193,724,688**

Consolidated income statement for financial year 1st January 2003 to 31st December and for financial year 1st January 2002 to 31st December 2002 in compliance with IFRS

Income statement

	Notes:	01.01.-31.12.03 EUR	Pre-year 01.01.-31.12.02 EUR
Sales	5.1.	285,488,684	254,486,065
Changes in finished goods and work in progress		13,744,067	-3,488,510
Own work capitalized		33,566	0
Total performance		**299,266,317**	**250,997,555**
Other operating income	5.2.	4,218,419	1,368,947
Cost of materials/cost of purchased services	5.3.	-234,286,885	-183,024,248
Personnel expenses	5.4.	-24,221,375	-16,733,613
Depreciation on property, plant and equipment (and intangible assets)		-3,885,117	-2,385,855
Depreciation on goodwill		-562,278	-662,081
Other operating expenses	5.5.	-27,638,490	-23.411.596
Operating result		**12,890,591**	**26,149,109**
Income/expenses from net interest	5.6.	236,653	-18,297
Income from investments	5.6.	141,084	905,306
Income/expenses from financial assets accounted according to the equity method	5.6.	-268,463	-583,070
Depreciation on financial assets and shares in project corporations	5.6.	-284,837	-38,875
Result before taxes (and minority shares)		**12,715,028**	**26,414,173**
Taxes on income	5.7.	-5,480,995	-10,633,135
Other taxes		-103,490	-56,893
Result before minority shares		**7,130,543**	**15,724,145**
Minority interests		-954,955	-885,670
Surplus		**6,175,588**	**14,838,475**
Profit per share	5.8.	1.14	3.03
Average number of shares in circulation		5,400,131	4,901,198

Statement of cash flows for 2003 in compliance with IFRS

Cash flow statement

	31.12.03 EUR	Pre-year 31.12.02 EUR
Cash flow from business activities		
Annual result before minority interest and taxes:	12,715,028	26,414,173
Adaptations for:		
Depreciation of property, plant and equipment, intangible assets and financial assets	4,169,954	2,800,085
Depreciation of goodwill	562,278	662,081
Income from interest	-1,698,843	-935,396
Interest expenses	1,462,189	953,693
Increase/reduction of provisions	11,554,257	8,729,783
Profit/loss from the disposal of assets	-2,703	-56,032
Change of working capital	-29,450,723	-83,464,614
Interest paid	-1,462,189	-953,693
Income tax paid	-8,653,674	-6,082,981
Funds achieved/invested from operational activities	**-10,804,426**	**-51,932,901**
Cash flow from investment activities		
Acquisition of affiliated companies, less liquid funds acquired	-960,469	0
Acquisition of assets	-15,968,597	-9,309,661
Payments in from the sale of assets	447,726	589,048
Interest paid	1,698,843	935,396
Funds achieved/applied from investment activities	**-14,782,497**	**-7,785,217**
Cash flow from financing activities		
Payments in from equity capital transfers	0	82,000,000
Less costs for IPO	0	-3,990,827
Own equity capital transaction	-14,462	0
Dividend distribution to minority partners	-265,727	-142,650
Payments to company owners (dividend)	-3,240,719	0
Payments in from raising long-term loans	3,847,500	0
Payments from repaying loans	-1,203,631	-978,166
Funds achieved/applied from financing	**-877,039**	**76,888,357**
Increase/reduction of liquid funds	**-26,463,962**	**17,170,239**
Liquid funds at the beginning of the period	5,441,636	-11,728,603
Liquid funds at the end of the period	**-21,022,326**	**5,441,636**
Cash in bank	886,622	11,582,436
Short-term bank liabilities	-21,908,948	-6,140,800
Liquid funds at the end of the period	**-21,022,326**	**5,441,636**

Consolidated statement of changes in equity for financial year 2003

	Share capital in EUR	Capital reserve in EUR	Accumulated profits in EUR	Total in EUR
Balance at January 1, 2002	**3.401,198**	**3,376,482**	**8,984,942**	**15,762,622**
Cash capital increase	2,000,000	0	0	2,000,000
Share premium from issuance of share	0	80,000,000	0	80,000,000
Costs of IPO, net of related income tax benefit	0	-3,990,827	0	-3,990,827
Consolidated net profit 2002	0	0	14,838,475	14,838,475
Balance at December 31, 2002	**5,401,198**	**79,385,655**	**23,823,417**	**108,610,270**
Balance at January 1, 2003	**5,401,198**	**79,385,655**	**23,823,417**	**108,610,270**
Loss from acquisition of own shares	0	-14,464	0	-14,464
Distribution of dividend in 2003	0	0	-3,240,719	-3,240,719
Consolidated net profit 2003	0	0	6,175,588	6,175,588
Balance at December 31, 2003	**5,401,198**	**79,371,192**	**26,758,286**	**111,530,677**

1. Introduction

The REpower Systems Group with REpower Systems AG, Hamburg, as parent enterprise is active in the fields of manufacturing and selling wind energy turbines, as well as in planning and developing turnkey wind park projects.

REpower Systems AG are subject to the obligation to prepare a consolidated financial statement for the financial year ending on 31st December 2003. The consolidated financial statement is prepared applying the exemption regulation in compliance with § 292 a HGB (German Commercial Code) according to internationally acknowledged principles and in line with International Financial Reporting Standards (IFRS, formerly International Accounting Standards IAS). The application hereof is enabled, as the stocks of the company have been traded on an organised market within the sense of § 2 WpPHG (Stock trading laws) since 26th March 2002. The comparative data for financial year 2002 are also specified in compliance with the regulations of IFRS.

2. Consolidation
2.1. Consolidated companies
2.1.1. Companies included

The term consolidated companies covers the following national and international corporations which are included in the consolidated financial statement within the scope of comprehensive consolidation:

	Group share in nominal capital	
	31.12.03 in %	31.12.02 in %
Denker & Wulf AG	84.15	84.15
REpower Betriebs- und Beteiligungs GmbH 1)	100.00	100.00
Marketing companies		
REpower España S.L., La Coruña, Spain	100.00	100.00
Fermes Eoliennes de France S.A.S., Lyon, France 1.)	100.00	50.00
REpower S.A.S., Belfort, France 1.)	100.00	50.00
REpower DIEKAT A.E., Athens, Greece 1.) 2.)	60.00	-
REpower UK Ltd., Edinburgh, Great Britain 1.) 2.)	67.00	-
Wind park project and operating companies		
REpower Neuland GmbH & Co. KG 1.) 2.)	100.00	-
Regenerative Energiewandlung REW GmbH & Co. Neun Wind KG 1.)	84.15	84.15
Regenerative Energiewandlung REW Wind Geschendorf GmbH & Co. KG	84.15	84.15
Regenerative Energiewandlung REW GmbH	84.15	84.15
Regenerative Energiewandlung REW Wind Westerau VI GmbH & Co. KG	73.71	73.71

1.) Initial incorporation within the scope of full-scale consolidation in financial year 2003
2.) The corporation was established in financial year 2003

Denker & Wulf AG, Sehestedt, is responsible for operating the projection of wind parks. REpower Betriebs-Beteiligungsgesellschaft, Rendsburg, which was comprehensively consolidated for the very first time in 2003 holds an interest in national wind park corporations, as interim holding without its own business activities .

For the distribution of wind energy plants the parent company has holdings in five foreign **marketing corporations** located in European countries. The companies REpower España S.L. with company offices in La Coruña / Spain included in the financial statement start establishing a production site for wind energy plants in financial year 2003. Completion of this plant has been scheduled for financial year 2004.

The affiliated companies REpower UK Ltd. with registered offices in Edinburgh, Great Britain and DIEKAT A.E. with registered offices in Athens, Greece were newly established in the fourth quarter of financial year 2003 for the purpose of expanding marketing activities in the respective regions. In the financial year under review the parent company increased its holding from previously 50 % to now 100 % of the shares in the company REpower France S.A.S. (formerly: Les Vents de France), Belfort, France and in the company Fermes de Eolinnes de France S.A.S., Lyon. Due to the majority of shares it is now necessary for the very first time to include the corporations in the course of comprehensive consolidation (in the pre-year: consolidation at-equity).

In so far as wind energy plants are held and operated in the long term in the group's own portfolio, it is necessary to include the established **wind park project and wind park operating companies** in the consolidated companies. For the very first time in financial year 2003 the wind park companies REpower Betriebs- und Beteiligungsgesellschaft mbH & Co. Neuland KG, Hamburg, and Regenerative Energiewandlung REW GmbH & Co. Neun Wind KG, Sehestedt, were incorporated in the course of comprehensive consolidation. These companies operate a total of three wind energy turbines.

As a result of the initial consolidation of seven companies in 2003 the equity capital of the group only changed slightly. The write-offs of goodwill resulting herefrom reduced the group result in 2003 by EUR 57 thousand. The asset situation only altered slightly by incorporating a total of five marketing companies. The group profit is influenced by incorporating the corporations. The losses registered by the integrated companies correspond to a cumulated amount of EUR 486 thousand and reduced the group result in financial year. The assets of REpower Betriebs- und Beteiligungsgesellschaft mbH and Neuland KG which were incorporated for the very first time correspond to EUR 1.5 thousand million. By purchasing the shares funds corresponding to EUR 953 thousand were withdrawn in financial year 2003.

2.1.2. Holdings assessed according to the equity method

The foreign investments listed in the following are included in the consolidated financial statement and assessed according to the equity method:

	Group Share at nominal capital	
	31.12.03 in %	31.12.02 in %
Aioliki Repower A.E. (Greece)	49.00	49.00
Notus Energy Pty. Ltd. (Australia)	50.00	50.00
REpower Wind Corp. (Canada)	50.00	50.00
REpower SAS, before: Les Vents de France (France)	-	50.00
Fermes Eoliennes de France SAS (France)	-	50.00

The companies serve as distribution companies with focus on developing sales markets in foreign countries.

2.1.3. Non-consolidated companies

a) Non-consolidated subsidiaries

The following subsidiaries were not included in the consolidated financial statement for reasons of materiality. The results of these subsidiaries for financial years 2002 and 2003 are presented below to indicate their financial position:

		Investment amount in %	Result 31.12.03 in TEUR	Result 31.12.02 in TEUR
1	BWU Projekt GmbH, Trampe	100.00	-0.7	-1.5
2	ENAT Denker & Wulf AG, (PL)	100.00	*)	**)
3	Erneuerbare Energie Beteiligungs GmbH, Sehestedt	100.00	-2.2	0.0
4	German Renewable Energy Enterprise GmbH, Sehestedt	100.00	-0.9	0.0
5	Güstow Wind GmbH, Sehestedt	100.00	11.1	0.0
6	UW Güstow Betriebs GbR mbH, Sehestedt	84.00	-2.2	0.0
7	Eolis S.A.R.L., France	100.00	-6.0	0.6
8	Großvargula Betriebs GmbH, Trampe 1.)	100.00	0.0	-
9	Netzanschluss Kaiser-Wilhelm Koog GbR mbH 1.)	56.00	*)	-
10	Eolica Menorca S.L., Spain	70.00	*)	**)

*) Annual financial statement as per 31.12.03 not yet available.

**) Annual financial statement as per 31.12.02 not available.

1.) Established in 2003

b.) Investments which were not assessed in compliance with the equity method

The following investments were not assessed in the consolidated financial statements according to the equity method for reasons of materiality, but as acquisition costs:

		Investment amount	Result	
			31.12.03	31.12.02
		in %	in TEUR	in TEUR
1	Beteiligung Netzanschluss Schrepkow GmbH, Sehestedt 1.)	50.00	-11.6	-
2	Energy Wind Czech s.r.o., (CZ)	50.00	3.9	0.0
3	Umweltprojekt Management GmbH, Trampe	50.00	-0.8	-1.6
4	UW Bad Oldesloe, Sehestedt	48.50	4.9	**)
5	Windpark Dubener Platte GmbH, Freiburg im Breisgau 1.)	35.00	*)	-
6	Windpark Wetzdorf, Freiburg im Breisgau 1.)	35.00	*)	-
7	Windpark Finsterwalde GmbH, Finsterwalde	30.00	5.7	67.4
8	PROKON Kooperationsgesellschaft mbH & Co KG, Itzehoe 1.)	25.10	*)	
9	Verwaltung Windpark Coppanz GmbH, Hamburg	25.00	*)	**)
10	REW Coppanz GmbH & Co. KG, Hamburg	0.50	*)	-
11	Windpark Wernikow GmbH & Co. KG, Wernikow	0.30	*)	-
12	REW GmbH & Co. Eins Wind KG, Flensburg	4.40	*)	-
13	REpower Geothermie GmbH, Trampe	19.90	-6.7	-8.1
14	Wasserkraft Finowkanal GmbH, Trampe	19.40	-55.3	-18.4

*) Annual financial statement as per 31.12.03 not yet available.

**) Annual financial statement as per 31.12.02 not yet available.

1.) acquisition in financial year 2003

c.) Non-consolidated project corporations

In addition the following shares in corporations which REpower Systems AG have an either direct or indirect majority interest in, are shown in the short-term assets due to the existing intention to offer these for sale.

Corporations	Registered office	Share in %	Net capital **) EUR	Result 2003 **) EUR	Investment book value 31.12.03 EUR
Shares in project corporations					
REW GmbH & Co. Zwölf Wind KG	Sehestedt	100.0	150,452	28	153,388
Windpark Gadebusch GmbH & Co. KG	Gadebusch	100.0	*)	*)	100,000
REW GmbH & Co. Elf Wind KG	Sehestedt	100.0	33,592	-444	37,000
Desaiol, Drama	Greece	90.0	-83,695	-123,496	21,700
Ikarus, Drama	Greece	85.0	-85,681	-123,451	15,001
Windpark Ludwigshöhe Erschl. GmbH	Nechlin	50.0	0	0	14,290
WP Uckermark GmbH & Co. KG	Sehestedt	100.0	1,754	388	7,000
Asendorfer Kippe GmbH	Böblingen	33.0	10,876	-4,124	5,000
REW Wittstock-Kraatz GmbH & Co. KG	Sehestedt	100.0	189	885	4,056
Güstow GmbH & Co. KG	Güstow	100.0	-224,506	529	4,000
WP Grömitz Acht GmbH & Co. KG	Grömitz	100.0	386	728	4,000
REW GmbH & Co. Fünf Wind KG	Sehestedt	100.0	472	879	2,556
REW GmbH & Co. Acht Wind KG	Sehestedt	100.0	473	879	2,556
REW WP Alsleben GmbH & Co. KG	Sehestedt	100.0	-1033	748	2,556
REW GmbH & Co. Dreizehn Wind KG	Sehestedt	100.0	473	879	2,556
REW GmbH & Co. Vierzehn Wind KG	Sehestedt	100.0	473	879	2,556
REW GmbH & Co. Achtzehn Wind KG	Sehestedt	100.0	473	879	2,556
REW GmbH & Co. Neunzehn Wind KG	Sehestedt	100.0	473	879	2,556
REW GmbH & Co. Zwanzig Wind KG	Sehestedt	100.0	474	877	2,556
REW Wind Wildberg GmbH Co. KG	Sehestedt	100.0	2	335	2,556
REW Blüthen Premskub GmbH & Co. KG	Sehestedt	100.0	694	44	2,556
REW Kränzlin GmbH & Co. KG	Sehestedt	100.0	-19,449	-6,134	2,556
REW Oederquart GmbH & Co. KG	Oederquart	50.0	-2,233	711	2,556
REW Gross Pinnow GmbH & Co. KG	Sehestedt	100.0	-955	1,050	2,556
REW Eixen GmbH & Co. KG	Sehestedt	100.0	-1,325	890	2,556
Windpark Großvargula GmbH & Co. KG	Breydin	100.0	1,000	0	1,587
Repower Investitions- & Projektierungs-gesellschaft mbH & Co. KG Münchberg / Laubersreuth	Rendsburg	100.0	*)	*)	1,000
REpower Haase GbR	Neumünster	50.0	*)	*)	500
REWE Ltd., Iskitler ***)	Türkei	90.0	112,360	*)	1
CEE Le Coruna/Eolicos Tourinan ***)	Spanien	< 10.0	600,976	*)	0
					404,313

*) result not yet available
**) result and net capital are based on provisional annual financial statements as per 31.12.03
***) result and net capital are not based on current annual financial statement as per 31.12.03

The corporations serve to develop wind parks. Due to the existing intention to sell these at short notice, they are not included in the consolidated companies. The investment amount specifies the direct share of REpower Systems AG resp. of the affiliated company Denker & Wulf AG.

2.2. Principles of consolidation

The capital consolidation is performed according to the acquisition method in compliance with IAS 22. Here the acquisition costs for shares acquired are offset with the proportionate net assets of the affiliated corporation allocated to the parent company. The differential amounts arising as a result of offsetting on the assets side are written off proportionately according to schedule over their estimated five-year period of use. If it is not possible to determine the future economic benefit of an investment to a sufficiently reliable extent, unscheduled depreciations of goodwill are made.

The process of transferring shares in financial year 2001 under the principles of standard management are shown as book values in the consolidated financial statement. The differential amounts between the share capital granted within the scope of transferring shares and the equity capital of the affiliated companies were shown as capital reserve within the equity capital.

Shares in associated corporations are assessed in compliance with IAS 28 with the proportionate equity capital of the incorporated company. Proportionate intercompany profits have not been consolidate for reasons of materiality.

Internal group expenditure and income as well as the accounts receivable and accounts payable existing between consolidated corporations were eliminated in accordance with IAS 27.

The project corporation Regenerative Energiewandlung REW GmbH & Co. Zwölf Wind KG purchased a total of 6 wind energy turbines from their parent company in financial year at a price of EUR 10.9 million. From the sale an intercompany profit corresponding to a total of EUR 1,717 thousand (before taxes and shares of minorities) results in the REpower Systems AG group. Due to the existing intention to sell, REpower Systems AG treat such transactions with project corporations similar to transactions with third parties. The elimination of intercompany profits, as well as a consolidation of income and expenditure is not made for the afore-mentioned reasons. Taking the income tax and shares of minority shareholders into account the group result shown is improved as a result of this transaction by EUR 938 thousand.

In consolidation bookings having an effect on the profit the income tax effects are taken into account and any deferred taxes deducted.

3. Accounting and valuation methods

3.1. General information

The consolidated financial statement of REpower Systems AG was prepared from the individual financial statements converted to IAS of all companies incorporated. The consolidation bookings were taken into account. The accounting and valuation methods in compliance with IAS were observed.

The structure of the items displayed in the balance sheet was adapted to the format used by the corporation for quarter-year reporting purposes according to the rules and regulations of the German Stock Exchange. This structure also corresponds to the rules and regulations of IAS 1.

Accounting and valuation in the consolidated financial statement is performed with a standard approach according to the accounting and valuation methods applied by REpower Systems AG. The accounting and valuation methods applied in the consolidated financial statement for 2003 have not been modified as against financial year 2002.

3.2. Accounting and valuation methods

3.2.1. Financial statement as well as income statement items

Liquid funds are valuated at par value.

Shares in project corporations have been valuated at fair value. It is principally assumed that the fair value corresponds to the acquisition cost.

Sales orders are shown as future accounts receivable from production orders in which not only a specifically legally effective order was given as per balance sheet date, but also in which the profit made on orders posted to the balance can be reliably valuated.

Advanced payments received for orders are deducted directly in their nominal value from the appropriate item of the balance sheet. The valuation of future accounts receivable from production orders is performed according to the percentage-of-completion-method in compliance with IAS 11. In this process the expected sales revenue is assessed in relative dependency on the degree of completion as per the balance-sheet date. The degree of completion of individual orders is calculated according to the cost-to-cost method. In this method costs which have already been incurred as per balance-sheet date are set in relation to the estimated total order costs. The order costs comprise all indirectly or directly attributable production costs. Borrowing costs are booked as expenditure.

Trade accounts receivable are valuated as continued acquisition costs, taking all identifiable risks into account, for which specific allowances for bad debts are created.

Other short-term assets, accounts receivable in the consolidated companies, accounts receivable due from project companies as well as prepaid expenses and deferred charges are valuated as continued acquisition costs taking a lower balance-sheet value into account.

Raw materials and supplies, work and services in process as well as down payments made on inventories are shown under the item inventories. Raw materials and supplies are shown as acquisition costs. Work and services in process, for which no legally effective customized order is available, are valuated in compliance with IAS 2 as production costs. The down payments made on inventories are entered in the amount corresponding to their par value.

Objects of tangible fixed assets are applied as acquisition costs or production costs and depreciated according to schedule on a straight-line basis according to their economic life. The production costs comprise all expenses for an acquisition of the assets, in so far as it was possible to reliably determine or estimate these. Interest for borrowing is not included in this item.

The assessment of scheduled depreciation is based on the following assessed periods of use:

	Period of use	Depreciation rate
Buildings	20 – 50	5 % – 2 %
Technical plants and machines	6 – 21	16 % – 5 %
Fixtures, furniture and office equipment	3 – 10	33 % – 10 %

Intangible assets acquired against payment are evaluated at acquisition cost and written off according to schedule over the respective economic period of use on a straight-line basis. Self-created intangible assets are activated with the production costs and written off according to schedule over their probable period of use, if the following conditions are fulfilled:

- The intangible asset is technically realisable and will thus be available for use;
- The intangible asset shall be completed and then used after its completion;
- It is possible to use the intangible asset;
- It has been proven that the intangible asset will have a probable future benefit;
- The availability of adequate technical, financial and other resources is given to complete the development and use the intangible asset; and
- It is possible to reliably document and allocate the production costs for the intangible asset during its period of development.

Goodwill is principally depreciated on a straight-line basis according to schedule over a period of use of between four and five years. The recoverability of goodwill is verified at regular intervals. If necessary, continuous depreciations in value are taken into account. The following periods of use were taken as a basis in this calculation:

	Period of use	Depreciation rate
Goodwill	4 – 5	25 % – 20 %
Real estate easement	20 – 25	5 % – 4 %
Capitalized development costs	5	20 %
Licenses, software	3 – 10	33 % – 10 %

The item financial assets shows shares in affiliated and associated corporations as well as investments. The shares in non-consolidated associated companies are valuated at their fair value. This is principally valuated in the amount of its acquisition costs. Investments in associated corporations are accounted in compliance with IAS 28 with the proportionate net assets ("at-equity"). The other investments are valuated at their fair value which is principally estimated in the amount of the acquisition costs.

Other loans valuated as continued acquisition costs are shown as loans. Continuous depreciations in value are taken into account by non-scheduled depreciation.

Stock options offered to organs of management are stipulated and sufficiently detailed in the Annex in compliance with the application of IAS 19. These are not shown in the financial statement as a reliable valuation of the obligation was not available at the point of preparing the consolidated financial statement and the total volume of the option is of a minor significance if it is valuated roughly.

The accounts receivable are assessed as continued acquisition costs corresponding to the repayment amount. The provisions are set up in agreement with IAS 37 for all identifiable obligations vis-à-vis third parties in the case of which it is probable that a fulfilment of these obligations will lead to a flow of consolidated resources and will allow a reliable assessment of the obligation amount to be made. Provisions are not discounted for reasons of materiality. Deferred revenue relates to unrealised license income and investment subsidies linked to future periods.

The acquisition and sale of company shares is identified as direct changes in the net assets. In so far as transaction costs are incurred for issuing net asset instruments, in particular the costs for going public in 2002, these are minimized to enter all associated income tax advantages as deduction from the net assets in the balance sheet. In accordance with SIC-17, the costs of an equity transaction comprise only those external costs that are directly attributable to the transaction.

3.2.2. Revenue recognition

Revenue from the sale of wind energy turbines, license revenue and revenue from service contracts (maintenance contracts, operating agreements and business management agreements) are reported as revenue. Revenue is principally recognized with the initialisation following a delivery of wind energy turbines to customers. In this respect turn-over with certain project corporations determined for sale is equated with the transactions with non-group customers.

For production orders which had not been completed on the balance-sheet date, which are valuated according to the percentage-of-completion method, the sales are shown as sales revenue in relation to the degree of completion, in so far as the degree of completion has reached resp. exceeded a degree of 20 percent. License revenue is incurred not only from quota licenses, but also from time- or unit-independent single licenses. Quota licenses are realized in dependence of their utilization. In the case of single licenses the sales revenue is realized at the point of time of granting the license. Advance payments on quota licenses are limited without effect on the net income and registered according to the economic content of the agreement. The revenue from service agreements is realized, in so far as the respective services have been rendered.

3.2.3. Deferred taxes

Deferred taxes are recognized in accordance with IAS 12. This standard requires deferred taxes to be recognized for temporary differences between the between the carrying amounts of assets in the IAS consolidated financial statement and the respectively assessed values for tax purposes.

Deferred latent taxes are recognized for tax losses carried forward where it is probable that sufficient taxable income will be available in future.

Deferred tax assets are calculated on the basis of future enacted tax rates on the temporary differences. The applicable corporate income tax rate for German companies is 25.0 percent for calendar year 2004. The solidarity surcharge is 5.5 percent. The average trade tax expense is 13.625 percent, whereby the trade tax expense reduces taxable income. Combining the different tax types for the calculation of deferred tax expenses in the 2003 consolidated financial statements produces a flat tax rate of 40.0 percent on taxable income.

Deferred taxes are classified as deferred tax assets and deferred tax liabilities. They are principally referred to as non-current in compliance with IAS 12.70.

3.2.4. Borrowing costs

Borrowing costs are recognized as expenses and not included in production costs.

3.2.5. Foreign currency translation

Annual financial statements of foreign subsidiaries and associates which are not issued in Euros were translated into Euros in compliance with IAS 21 according to the functional method. Differences resulting from the translation were not booked as net assets, but affecting net income in the income statement for reasons of materiality.

3.2.6. Financial instruments

The original financial instruments as defined by IAS 32 comprise both loans, receivables as well as other current assets and all classes of liabilities. The accounting policies applied to these financial instruments comply with IAS 39 and are described in the relevant financial statement items.

There are no derivative financial instruments.

3.2.7. Contingent liabilities

Contingent liabilities as defined by IAS 37 are disclosed in the notes where it is not likely that there will be an outflow of resources and the amount of the obligation can be measured reliably.

3.2.8. Events after the balance sheet date

As per balance sheet date the acquisition of 19.9 % of the limited partnership interests in a wind park fund was conditionally suspensive. The purchase price obligation for the limited partnership interest was offset in January 2004 by accounts receivable. The limited partnership interests are to be sold in financial year 2004.

4. Balance sheet disclosures

4.1. Current assets

4.1.1. Cash and cash equivalents

	31.12.03 in TEUR	31.12.02 in TEUR
Cash	11	12
Bank balances	876	11,570
	887	**11,582**

4.1.2. Investments in project companies

	31.12.03 in TEUR	31.12.02 in TEUR
Windpark Gadebusch GmbH & Co. KG	100	-
Windpark Großvargula GmbH & Co. KG	2	0
5 Gesellschaften Windpark Grömitz GmbH & Co. KG	0	1,038
Eolica Menorca S.L. 1.)	0	72
further 28 project companies [pre-year 38]	302	107
	404	**1,217**

1.) from financial year 2003 on identified as non-consolidated corporation

A total of 30 equity investments as limited partners in partnerships or as shareholders in corporations are reported as investments in project companies.

The corporations are mainly established as shell companies to enable the short-term implementation of future projects. As soon as the construction of the wind park projects has been completed, the aim is to sell the investments.

The investments are mainly held by the affiliated companies REpower Betriebs- und Beteiligungsgesellschaft mbH and Denker & Wulf AG.

In so far as additional liable capital contribution obligations are assumed by Group companies relating to investments in project companies, that are currently payable as cash contributions, these are reported as other financial obligations.

4.1.3. Future accounts receivable from construction contracts in progress

	31.12.03 in TEUR	31.12.02 in TEUR
Future accounts receivable from construction contracts in progress	2,450	5,589
less advance payments received	-1,478	-1,282
	972	**4.307**

Work in progress at the balance sheet date measured using the percentage of completion method in accordance with IAS 11 is disclosed under this item. Advance payments received for recognized contracts have been deducted. Material expenses of EUR 1,857 thousand were incurred for these contracts. The profit from these projects in 2003 amounts to EUR 925 thousand.

4.1.4. Trade accounts receivable

	31.12.03 in TEUR	31.12.02 in TEUR
Trade accounts receivable	115,916	88,856
	115,916	**88,856**

The trade accounts receivable relate primarily to receivables from the delivery of wind energy turbines. Specific allowances for bad debts of EUR 1,910 thousand (31st December 2002: EUR 1,646 thousand) were charged on receivables as of 31st December 2003. The accounts receivable have less than one year to maturity.

4.1.5. Intragroup receivables

Intragroup receivables relate to receivables from unconsolidated subsidiaries, associated corporations and other investees. Intragroup receivables in the year under review were as follows:

	31.12.03 in TEUR	31.12.02 in TEUR
Loans from associated corporations		
Loan Eolica Menorca S.L., Spain	125	0
Loan FEDEF, France	0	205
Netzanschluss Kaiser-Wilhelm-Koog GbR mbH	51	0
Eolis S.A.R.L., France	13	0
Other	46	32
	235	**237**
Accounts receivable from investees		
Loan REW GmbH & Co. Eins Wind KG, Flensburg	2.640	0
Loan REpower France S.A.S., France	0	357
Loan Netzanschluss Scherpkow GmbH, Sehestedt	315	0
Darlehen REpower Geothermie GmbH, Trampe	0	60
Windpark Wernikow GmbH & Co. KG, Wernikow	46	0
Loan Sister Ltd., Portugal	25	0
Other	30	20
	3,056	**437**
	3,291	**674**

4.1.6. Accounts receivable from project companies

The accounts receivable from project companies are composed of the following items:

	31.12.03 in TEUR	31.12.02 in TEUR
Trade accounts receivable from project companies	10,986	14,018
Loans to project companies	2,068	2,054
Undistributed earnings of equity investments	0	521
	13,054	**16,593**

4.1.7. Inventories

	31.12.03 in TEUR	31.12.02 in TEUR
Raw material and supplies	28,896	30,713
Work in process	23,005	9,261
Advance payments	1,789	3,161
	53,690	**43,135**

Raw materials and supplies relate to inventories for the production of wind turbines. The item work in process relates to wind turbines under construction and to advance expenditure for project development in connection with the completion of wind turbines for which no customer-specific order was received at the respective balance sheet date. Work in process is measured at cost including attributable overheads, but excluding borrowing costs.

Advance payments reported relate to prepayments to suppliers.

4.1.8 Prepaid expenses and other current assets

	31.12.03 in TEUR	31.12.02 in TEUR
Other assets		
Loans granted	14,781	556
Allowances for loans	-935	0
Advance commissions paid	0	453
Miscellaneous	1,822	879
	15,668	**1,888**
Prepaid expenses	1,458	741
	17,126	**2,629**

The corporation grants customers grants interest-bearing loans as start-up financing for wind park projects at national and international locations which are secured by location rights and guarantees. Interest rates which are customary in the market are charged for these loans. Most other assets are due within one year.

The prepaid expenses relate primarily to prepayments of insurance premiums which are due within one year.

4.2. Non-current assets

4.2.1. Property, plant and equipment

Property, plant and equipment is composed of the following:

	31.12.03 in TEUR	31.12.02 in TEUR
Land and buildings	6,723	6,080
Plant and machinery	13,794	5,478
Fixtures, furniture and offce equipment	6,612	5,033
Advance payments and assets under development	1,336	1,711
	28,465	**18,302**

The item Land and buildings refers primarily to group production sites. In the year under review the group made extensions to the buildings at the Husum location and also purchased a plot to erect a production plant in Spain.

The item Plant and machinery relates to 14 group wind energy turbines. The value of this item increased to a total of 14 group-owned wind energy turbines in financial year 2003 by manufacturing a total of 6 wind energy turbines.

The development in the year under review is shown in the group analysis of fixed as-sets.

4.2.2. Intangible assets

The intangible assets are composed of software licenses as well as capitalized development costs for wind energy turbines. In addition, the acquisition of land also entailed the acquisition of rights to construct and operate wind turbines. These rights are carried as intangible assets and reduced by straight-line amortization over the life of the rights acquired (25 years).

The goodwill associated with the intangible assets is identified separately.

	31.12.03 in TEUR	**31.12.02** in TEUR
Software and licences	795	456
Rights of use	1,966	1,349
Development costs	126	374
	2,887	**2,179**

4.2.3. Goodwill

The item goodwill relates to purchased goodwill from investments in Group companies:

	31.12.03 in TEUR	**31.12.02** in TEUR
Merger surplus	905	1,358
Goodwill acquired in return for payment	90	119
Difference from capital consolidation	838	0
	1,833	**1,477**

The additions of business year 2003 to goodwill result from purchasing and including the affiliated companies listed under 2.1.1. These are included under the principles for a company acquisition. The accounting methods these are based on are listed under 3.2.1.

Corporation	Accounting method	Voting rights acquired*	Time of acquisition
REpower S.A.S.	Company purchase	100%	24.06.03
FEdeF S.A.S.	Company purchase	100%	31.12.03
Regenerative Energiewandlung REW GmbH & Co. Neun Wind KG	Company purchase	100%	01.01.03
REpower UK Ltd.	Company purchase	67%	01.10.03

*) The voting rights are edited as total amount

The capital consolidation results from the acquisition costs stipulated in the following for the shares:

	Acquisition costs in TEUR	Goodwill in TEUR	Depreciation in TEUR	Net book value in TEUR
REpower S.A.S.	1,257	620	-77	543
FEdeF S.A.S.	291	294	0	294
Regenerative Energiewandlung REW GmbH & Co. Neun Wind KG	153	3	-3	0
REpower UK Ltd.	100	1	0	1
		918	**-80**	**838**

The scheduled depreciation of goodwill takes place over 5 years. The development in the year under review is outlined in the group analysis of fixed accounts. The depreciation for the financial year comprises the following:

	2003 in TEUR
Merger surplus	453
Goodwill acquired against payment (advantage of location)	29
Difference from capital consolidation	80
	562

4.2.4. Financial assets

Financial assets are composed of the following items:

	31.12.03 in TEUR	31.12.02 in TEUR
Investments in associated companies	648	172
Loand to associated companies	11	0
Investments in associated companies	421	104
Non-current securities	15	15
Other loans	127	169
	1,222	**460**

Investments in associated companies refer to long-term investments in German and foreign corporations in which the Company holds a majority of shares or of the voting power. For reasons of non-consolidation of these companies please refer to the explanations under 2.1.2.

	31.12.03 in TEUR	31.12.02 in TEUR
Netzanschluß Kaiser-Wilhelm-Koog GbR mbH	353	-
Eolica Menorca S.L. (Spain)	72	-
Eolis S.A.R.L. (France)	50	26
ENAT Denker & Wulf spzoo (Poland)	44	43
Großvargula Betriebs GmbH, Trampe	27	-
BWU Projekt GmbH, Trampe	25	25
Güstow Wind GmbH, Sehestedt	25	25
GREE Germ. Renew. Energ. Enter. GmbH, Sehestedt	25	25
Erneuerbare Energie Beteiligungs-GmbH, Sehestedt	25	25
Umspannwerk Güstow Betriebs GbR mbH, Sehestedt	3	3
	648	**172**

The investments relate to the following items:

	31.12.03 in TEUR	31.12.02 in TEUR
REW GmbH & Co. Eins-Wind KG, Flensburg	153	-
Windpark Finsterwalde GmbH, Finsterwalde	132	15
PROKON Kooperationsgesellschaft mbH & Co. KG, Itzehoe	25	-
REW Coppanz GmbH & Co. KG, Hamburg	25	25
Wasserkraft Finowkanal GmbH, Trampe	14	14
Umweltprojekt Management GmbH, Trampe	13	13
Beteiligung Netzanschluß Schrepkow GmbH, Sehestedt	13	-
Umspannwerk Bad Oldesloe, Sehestedt	12	12
Repower Geothermie GmbH, Trampe	10	10
Verwaltung Windpark Coppanz GmbH, Hamburg	7	7
Windpark Wernikow GmbH & Co. KG, Wernikow	7	7
Windpark Dubener Platte GmbH, Freiburg im Breisgau	4	-
Windpark Wetzdorf GmbH, Freisburg im Breigau	4	-
Energy Wind Czech s.r.o. (Czech Republic)	1	1
	421	**104**

The non-current investments relate to investments in fixed interest-bearing securities.

4.2.5. Equity-accounted investments

Equity-accounted investments relate to investments in German and foreign corporations and partnerships in which REpower Systems AG and their affiliated companies hold between 20% and 50% of the voting power, or where the company is able to exercise a significant influence on the associate's business policies.

	31.12.03 in TEUR	31.12.02 in TEUR
Aioliki REpower A.E. (GR)	0	512
FEdeF S.A.S. (F)	0	16
Notus Energy Pty. Ltd. (AUS)	0	0
REpower Wind Corp. (CAN)	0	0
	0	**528**

A non-scheduled depreciation corresponding to EUR 243 thousand was made on the investment in Aioliki REpower S.A., Greece in the business year due to a permanent impairment of value. The depreciation is identified in the income statement under the item amortization of financial assets and securities of assets.

Deficits result from the at-equity accounted investments carried in the consolidated financial statements and which are to be offset with future profits of these investments. These developed as shown in the following:

	in TEUR
Date as per 01.01.	175
Deduction by restructuring of investments	-118
Addition of proportionate deficits	70
	127

4.2.6. Loans

The other loans refer to interest-bearing loans to a foreign wind park corporation. The interest rates are 6.55 resp. 8.0 percent per annum. The interest rates are 6.55 resp. 7.0 per annum. The loans mature on 15th September 2006. In the year under review non-scheduled depreciations for declines in value according to IAS 39 and corresponding to EUR 42 thousand were made. These are listed in the income statement under the item Amortisation of assets and securities of current assets.

4.2.7. Deferred tax assets

The deferred tax assets result from temporary differences between the valuations applied in the respective financial statements in a tax-wise respect and in the book values stipulated in the consolidated financial statement.

	31.12.03 in TEUR	**31.12.02** in TEUR
Work in process	422	0
Property, plant and equipmnt	367	0
Reserves for threatened losses	189	0
Licenses	35	0
Period-reated capital investment grants	18	23
Tax losses carried forward	3	0
	1.034	**23**

4.2.8. Non-current prepaid expenses and deferred charges

The item refers to advance payments for medium- and long-term insurance agreements. The insurance agreements have a term of 2 to 4 years. The pre-year comparative figures were adapted accordingly.

4.3. Current liabilities

4.3.1. Liabilities

	31.12.03 in TEUR	31.12.02 in TEUR
Current borrowings and current portion of non-current borrowings	21,908	6,141
Trade accounts payable	50,157	24,103
Intragroup payables	46	17
Liabilities to project companies	670	0
	72,781	**30,261**

All liabilities reported have a term of less than one year.

The interest rates for current bank loans and overdrafts were between seven and twelve percent.

4.3.2. Advance payments received from customers

Advance payments received from customers related to customer prepayments which are not linked to construction contracts. The advance payments received from customers thus amount to EUR 2,384 thousand as per 31.12.2003 (pre-year: EUR 1,420 thousand).

4.3.3. Provisions

The other provisions have been recognized in accordance with IAS 37. These relate to legal or constructive obligations whose settlement is expected to result in an outflow of resources embodying economic benefits and whose amount can be measured reliably. The provisions are not discounted for reasons of materiality. Changes in provisions are presented below:

	31.12.2002 in TEUR	Utilization in TEUR	Reversals in TEUR	Additions in TEUR	31.12.2003 in TEUR
Warranties, income guarantees, maintenane	13,732	-3,333		8,016	**18,415**
Follow-up project costs and outstanding invoices	4,767	-2,835	-192	7,471	**9,212**
Provisions for threatened loss	0			369	**369**
Year-end audit and accountancy	313	-313	-2	191	**189**
Attorney, court and legal costs	55		-20	355	**390**
Workers' compensation	1,348	-1,348		1.989	**1,989**
Miscellaneous	1,371	-1,213	-62	2.479	**2,575**
	21,586	**-9,042**	**-276**	**20,871**	**33,140**

4.3.4. Deferred revenue

	31.12.03 in TEUR	31.12.02 in TEUR
Deferred revenue	46	1.325
	46	**1.325**

Deferred revenue refers to investment subsidies relating to future periods.

4.3.5. Income tax liabilities

Income tax liabilities refer primarily to tax accruals and deferrals for financial year 2003. The development in the financial year under review is as follows:

	31.12.2002 in TEUR	Utilization in TEUR	Reversals in TEUR	Addition in TEUR	31.12.2003 in TEUR
Corporate tax	7,196	-7,178	0	1,774	1,792
Trade tax	5,825	-4,404	43	1,111	2,575
	13,021	**-11,582**	**43**	**2,885**	**4,367**

4.3.6. Other current liabilities

The other current liabilities are composed of the following items:

	31.12.03 in TEUR	31.12.02 in TEUR
Tax liabilities	6,295	7,181
Social security liabilities	664	436
Payable to employees	254	234
Miscellaneous	229	396
	7,442	**8,247**

The tax liabilities refer primarily to running turnover tax and wage tax liabilities.

4.4. Non-current liabilities
4.4.1. Non-current borrowings

The non-current borrowings amounting to a total of EUR 8,939 thousand (pre-year: EUR 6,295 thousand) relate exclusively to liabilities to banks. The annual interest rates were between five and nine percent. Loans received amounting to EUR 4,658 thousand have a term of between two and five years. Non-current liabilities to banks amounting to EUR 7,649 thousand were secured by real estate liens (EUR 6,346 thousand), by the assignment of inventories as collateral (EUR 256 thousand), and by the assignment of electricity revenue and insurance claims.

4.4.2. Deferred tax liabilities

The deferred tax liabilities result from temporary differences between the carrying amounts in the consolidated financial statements and in the tax base. The following table shows the sources of the deferred tax liabilities recognized in the balance sheet from temporary differences:

	31.12.2002 in TEUR	Utilization in TEUR	Reversal in TEUR	Additions in TEUR	31.12.2003 in TEUR
Construction contracts in progress	289	-289	0	237	237
Property, plant and equipment	317	-157	0	222	382
Capitalized development costs	149	-99	0	0	50
Tax losses on equity investments	25	0	0	19	44
	780	**-545**	**0**	**478**	**713**

4.5. Minority interest

The minority interest consists of the interest in earnings and capital attributable to minority shareholders and relates to the Denker & Wulf AG subgroup as well as shares from non-group partners in foreign marketing and project corporations.

	in TEUR
Date 01.01.03	2,179
Addition from initial consolidation	87
Dividend distribution / loss absorption	-262
Minority interests 2003	955
Date 31.12.03	**2,959**

4.6. Net assets

Composition of net assets:

	31.12.03 in TEUR	**31.12.02** in TEUR
Share capital	5,401	5,401
Capital surplus	79,371	79,386
Accumulated profit	26,758	23,823
	111,531	**108,610**

4.6.1. Share capital

The share capital of REpower Systems AG amounted to the unchanged amount of EUR 5.401.198 as per 31st December 2003. The share capital was split up into 5.401.198 no-par value shares with a notional value of EUR 1.00 each. The shares are registered shares.

Authorized capital
The Annual General Meeting of 21st December 2001 authorized the Executive Board by 15th December 2006 to increase the share capital of the corporation with the consent of the Board of Directors by issuing new shares against cash or non-cash contributions on one or several occasions up to a total of EUR 2,700,599.00.

Acquisition of own shares
The company was authorised in the Annual General Meeting of 6th May 2003 to purchase own shares by 5th November 2004 in the amount of EUR 540,000.00 from the authorized capital. To date the company has not made use of this option.

4.6.2. Share premium

The share premium account changed as follows:

	31.12.03 in TEUR	31.12.02 in TEUR
Balance at beginning of financial year	79,385	3,376
Share premium from IPO		80,000
Net cash payment for costs of IPO		-3,991
Loss from sale of own shares	-14	
Balance at the end of financial year	**79,371**	**79,385**

The company purchased own shares in the first quarter of financial year 2003 to issue these to company employees within the scope of a bonus program. In so far as the shares were not issued to staff members these were then sold on the capital market. This transaction led to a loss of EUR 14 thousand.

Further details of changes in the development of net asset items can be found in the statement of changes in equity.

4.6.3. Accumulated profits

The accumulated profits developed as follows:

Balance at beginning of financial year	23,823	8,985
Dividend payment	-3,241	0
Consolidated net profit for financial year	6,176	14,838
Balance at end of financial year	**26,758**	**23,823**

5. Income statement disclosures

5.1. Revenue

The companies of the REpower Systems Group were active almost exclusively in a single segment in financial years 2003 and 2002: in the development and manufacture of wind turbines and planning of wind turbine projects. Revenue is primarily generated in Germany. Intensified foreign activities are not expected until 2004. For this reason revenue is not classified further and no changes in revenue are presented for segment reporting purposes either. The revenue is distributed to Germany with 97.8 % and to foreign countries with 2.2 %.

	2003 in TEUR	2002 in TEUR
Revenue from the sale of wind turbines	268,735	238,703
Maintenance and sale of materials	8,955	7,447
License income	2,362	4,642
Sales from power generation	2,853	1,865
Project revenue	238	1,366
Services revenue	573	380
Other	1,771	83
	285,489	**254,486**

5.2. Other operating income

Material other operating income is composed of the following items:

	2003 in TEUR	2002 in TEUR
Investment allowance, allowance for Research & Development	1,006	115
Revenue from the reversal of valuations	926	14
Insurance compensation	334	0
Income from the reversal of provisions	276	424
Damages	244	0
Income from real-estate and lease	135	0
Benefits in kind	41	0
Income from the withdrawal of property, plant and equipment	3	315
Miscellaneous	1,254	501
	4,218	**1,369**

5.3. Cost of materials and cost of purchased services

	2003 in TEUR	2002 in TEUR
Cost of raw materials and supplies used	195,531	151,099
Cost of purchasd services	38,755	31,925
	234,286	**183,024**

REpower Systems AG purchase all components for wind turbines externally and then assemble the wind turbines with company staff.

5.4. **Staff costs**

	2003 in TEUR	2002 in TEUR
Wages and salaries	20,375	14,023
Social security contributions	3,846	2,711
	24,221	**16,734**

Average number of employees during the year:

	2003	2002
Salaried employees	312	199
Hourly workers	183	157
	495	**356**

5.5. **Other operating expenses**

Other operating expenses are composed of the following items:

	2003 in TEUR	2002 in TEUR
Warranty expenses	7,019	6,299
External services	4,169	0
Write-offs/write-downs of receivables	3,020	2,493
Administrative expenses	2,439	1,789
Insurance costs	2,156	1,569
Advertising and travel expenses	1,841	2,013
Legal and consulting fees	1,033	2,298
Vehicle expenses	857	777
Repairs and maintenance	802	703
IT expenses	772	649
Property and real-estate costs	638	0
Costs for fairs/exhibitions	565	0
Monetary transaction costs/guarantee comissions	348	351
Loss on the disposal of assets	333	200
Development costs for wind park projects	311	614
Sales commissions/shipping costs	273	157
Workshop requirements	213	0
Costs for human resources	50	0
Miscellaneous	799	3,500
	27,638	**23,412**

5.6. Net financial income

	2003 in TEUR	2002 in TEUR
Other interest and similar income	1,699	935
Income from investments	141	905
Net expense from equity-accounted investments	-269	-583
Interest and similar expenses	-1,462	-953
Write-downs of investments in other investees and shares in project companies	-285	-39
	-176	**265**

The income from other investees result primarily from profit distributions by investees and from income of Denker & Wulf AG from business and operating management activities on the basis of the shareholder status.

Write-downs of non-current financial assets and investments in project companies related in the amount of EUR 243 thousand to a non-scheduled write-down of an investment in Aioliki REpower S.A. and in the amount of EUR 42 thousand to valuations of long-term borrowings.

5.7. Income tax expense

The item income tax expense results from the current taxes of the companies consolidated and from deferred taxes, and is composed of the following items:

	2003 in TEUR	2002 in TEUR
Current income tax expense	6,364	9,187
Deferred tax expense	-883	1,446
	5,481	**10,633**

The expected tax rate for financial year 2003 is 40.0 percent (pre-year rate 40 %).

The sources of the difference between the expected and actual tax expense are explained in the following table:

	2003 in TEUR	2002 in TEUR
Expected tax expense	5,044	10,555
Unrecognized tax assets from foreign loss carryforwards	302	91
Non-deductible goodwill amortization	204	252
Share in net profit or loss of associated corporations	107	233
Tax-free results/write-offs from investments	103	744
Income from partnerships (trade tax exempt)	0	-336
Different assessment rates for trade tax	-282	-774
Other tax effects	3	-132
Current tax expense	**5,481**	**10,633**

Payment of future dividends to shareholders results in recoverable corporate income tax of EUR 241 thousand at REpower Systems AG. By a moratorium of German legislation this claim can only be enforced on profit distributions effected following 31st December 2005 at the earliest.

No deferred tax assets were recognized from losses of foreign companies amounting to EUR 730 thousand (pre-year EUR 808 thousand), as the future profits generated by these companies cannot be estimated reliably.

5.8. Earnings per share

	2003 in EUR	2002 in EUR
Consolidated net profit	6,175,588	14,838,475
Number of no-par value shares outstanding*	5,400,131	4,901,198
Earnings per share*	**1.14**	**3.03**

* weighted average

The number of no-par value shares used to compute earnings per share for 2003 was calculated as the weighted average number of shares circulating in 2003.

The 5,401,198 shares existing at balance sheet date carrying full dividend rights for 2003 result in consolidated earnings per share of 1,14 EUR/share (2002 as a comparison: 2.75 EUR/share).

As per balance sheet date 37,000 issued option rights existed. No watering of stock from these potential equity shares as per 31.12.2003 had to be taken into account, because the exercise price of the options since the date of issue in July 2003 was above the average share price in the period from July 2003 to December 2003.

6. Leases

Lease agreements at REpower Systems AG and in the consolidated subsidiaries are exclusively structured as operating leases. The lease agreements fulfil all criteria in compliance with IAS 17. Lease payments are expensed directly in the income statement.

Future obligations under these leases are presented as other financial obligations under "Contingencies and commitments".

7. Contingencies and commitments

	2003 in TEUR	2002 in TEUR
Other financial obligations		
Lease and rental obligations		
-thereof due within one year	715	279
-thereof due between one and five years	1.617	275
-thereof due after more than five years	487	171
	2,819	**725**
Contingent liabilities		
Guarantees	15,426	14,679
Comfort letters	360	360
Liable capital contributions for limited partner investments	3,650	4,615
	19,436	**19,654**

Purchase commitments in the amount of approx. EUR 21.9 million to purchase current assets existed as per balance sheet date.

For three wind park project of customers placement warranties corresponding to a total of EUR 3,650,000 up to 30th June 2004 were taken over. In the agreements REpower take over the guarantee to draw limited partnership interests to the extent in which the shares have not been paid in by third parties.

For four wind energy turbines at one location REpower Systems AG have taken over the expenses for guarantee, maintenance and repairs up to 2005.

Our Denker & Wulf AG subsidiary holds an interest in a total of 43 operating companies in the form of German civil law partnerships without having made any capital contribution. These companies operate a total of 56 wind turbines. Denker & Wulf AG are responsible for business and operating management under the terms of the partnership agreement. The legal form of these companies entails theoretical liability risks for Denker & Wulf AG.

8. Information on stock option program

REpower Systems AG have the option to issue up to 108,000 option rights to purchase REpower shares to members of the Executive Board of REpower Systems AG and to managing directors of the subsidiaries, as well as to executives of REpower Systems AG. Per one option right the holder is authorised to purchase one REpower share. The employee stock option program was resolved at this year's Annual General Meeting. The waiting period up to an initial exercise of the option is two years. Per 1st July 2003 37,000 option rights were issued. The subscription price of a REpower share is EUR 21.51. In addition to this price five percent per option right (EUR 1.075) are paid by the beneficiary as option premium, which are identified under the other liabilities.

9. Financial instruments

The consolidated balance sheet contains originated financial instruments; under IAS 32 these include trade receivables and liabilities, as well as other financial assets and liabilities.

The fair values of financial assets and liabilities are largely identical to their carrying amounts due to the short maturities of the items involved.

The maximum credit and default risk of the financial assets corresponds to the reported amounts of these assets.

The foreign currency risks from operating activities is insignificant.

The interest risk from changes in market rates of interest applies primarily to receivables and liabilities with more than one year to maturity. Such longer maturities play a role for financial liabilities in particular. The interest rate risk that results if no fixed rates of interest have been agreed is not hedged by derivatives due to the small amounts involved.

No derivatives were used in the period under review.

10. Cash flow disclosures

The Group cash flow statement in accordance with IAS 7 is classified by operating, investing and financing activities. The cash and cash equivalents reported in the cash flow statement consist of cash and bank balances, net of current bank loans and over-drafts.

Cash and cash equivalents are composed of the following:

	2003 in TEUR	2002 in TEUR
Cash and cash equivalents at beginning of period		
Cash and bank balances	11,582	2,869
Less: current bank loans and overdrafts	-6,141	-14,598
Total	**5,441**	**-11,729**
Cash and cash equivalents at end of period		
Cash and bank balances	887	11,582
Less: current bank loans and overdrafts	-21,909	-6,141
Total	**-21,022**	**5,441**

The indirect method was used to compute cash flows from operating activities. The cash flow statement commences with net profit before minority interest and taxes. Interest and taxes paid were allocated to operating activities and are reported there under separate headings.

Cash flows from investment activities are composed of payments to acquire intangible assets, property, plant and equipment, and non-current financial assets; revenue from the sale of non-current assets; and interest received. Cash flows from financing activities result from revenue from capital increases. The change in non-current liabilities to banks was reported under financing activities.

11. Disclosures required by § 292a par. 2 No. 4 HGB

The consolidated financial statements for the period ended 31st December 2003 have been prepared as exempting consolidated financial statements in accordance with International Accounting Standards (IAS). Differences between IAS and the accounting, measurement and consolidation methods under German law (HGB) relate to the following matters:

- Capitalization of internally agreed intangible assets: under IAS, development costs for wind turbines are capitalized and amortized over the expected useful life. HGB prohibits the recognition of internally generated intangible assets.
- Differences in the recognition and measurement of inventories and receivables; under IAS, work in progress from customer-specific orders is measured using the percentage of completion method and reported as construction contracts in progress. By contrast, HGB requires work in progress to be measured at contrast.

- Under IAS, the direct costs of equity transactions must be deducted from equity. Under HGB these costs are recognized as expenses of the current fiscal year. Any tax benefit related to the costs deducted directly in equity is also taken directly to equity.
- Under IAS, deferred tax assets and liabilities are recognized for temporary differences using the balance sheet liability method.
- IAS prohibit the recognition of purely tax-motivated reducing balance depreciation of property, plant and equipment and the write-off of low-value assets in the period in which they are required.

12. Related party disclosures

Related party disclosures under IAS 24 relate to the following individuals and companies:
Members of the Executive Board and Board of Directors of the company and of companies in which these individuals hold a majority of shares are related parties as defined by IAS 24.5. In 2003 transactions between related parties and the companies included in the consolidated financial statements were as follows:

- In financial year 2003 shares in 5 shell companies were sold at par value of the shares to a member of the Board of Directors. The sale has no influence on the consolidated income statement. Accounts receivable against these companies exist in the amount of EUR 200 thousand.
- In the year under review a wind turbine was sold at a net sales price of EUR 795 thousand to member of Executive board. The sale is reported as revenue. The sales price corresponds to the fair price.
- The remuneration paid to the Executive Board and to the Board of Directors is specified in detail under item 15.
- Amounts due to members of the Executive Board and to the members of the Board of Directors exist as per balance sheet date 31st December 2003 in the amount of EUR 508 thousand. These refer to remuneration payments to the Board of Directors in the amount of EUR 78 thousand, as well as remuneration payments to the Executive Board in the amount of EUR 430 thousand.
- To one member of the Board of Directors rental charges in the amount of EUR 35 thousand were paid for renting office rooms.
- Claims against one member of the Executive Board as per balance sheet date in the amount of EUR 250 thousand exist.
- Members of the Executive Board purchased a 19.5% interest in Regenerative Energien REW GmbH & Co. 16 Wind KG. This company operates a wind energy turbine at the location of Beseritz. The investment was purchased at par value.

13. Disclosure of executive bodies of REpower Systems AG, Hamburg

For the financial year ending on 31st December 2003 the following persons were appointed to the Board of Directors of REpower Systems AG:

- Dr. Klaus-Detlef Wulf, Aachen (CEO)
- Mr. Udo Bandow, Hamburg (Deputy CEO)
- Mrs. Monika Kuck, Aachen
- Dr. Klaus Rave, Kronshagen
- Dr. Hans-Joachim Reh, Bargteheide
- Dr. Rolf Bierhoff, Essen

The following persons were appointed to the Executive Board of REpower Systems AG in financial year 2003:

- Prof. Dr. Fritz Vahrenholt, Hamburg
- Mr. Jens-Peter Stöhr, Hamburg
- Mr. Matthias Schubert, Rendsburg
- Mr. Hugo Denker, Hamburg (up to 31st December 2003)
- Thomas Franck, Hamburg (as from 3rd September 2003)
- Olaf Struck, Husum (as from 1st January 2004)

14. Declaration of conformity with the German Corporate Governance Codex

In accordance with section § 161 AktG (German Public Companies Act) the Executive Board has issued a declaration of conformity with the German Corporate Governance Codex and has made it available shareholders on REpower Systems AG's website.

15. Remuneration paid to the executive bodies Board of Directors and Executive Board of REpower Systems AG

The following remuneration was paid to the members of the Board of Directors for financial year 2003 according to the Articles of Incorporation of REpower Systems AG:

Name	Total EUR
Dr. Klaus-Detlef Wulf	24,500
Udo Bandow	19,500
Dr. Klaus Rave	14,500
Dr. Hans-Joachim Reh	13,000
Dr. Rolf Bierhoff	13,000
Monika Kuck	12,500
	97,000

According to the Articles of Association the Board of Directors was paid a premium of overall EUR 90,000 for financial year 2002 in 2003:

The members of the Executive Board of our company are paid a fixed remuneration, the amount of which can be derived from the following table. In addition the members of the Executive Board are paid a variable remuneration corresponding to 20 % of the fixed remuneration in case our Company realizes a consolidated annual profit in compliance with IAS and the regular Annual General Meeting resolves to pay a dividend or to create a surplus reserve.

This variable remuneration and a percentage of approx. 20 % of the fixed remuneration have been agreed as reversible. If the company does not realize any annual surplus, the fixed remuneration s automatically reduced by this percentage. Further the claim for variable remuneration is hereby forfeited.

Together with other beneficiaries (executive employees of the company), share option rights were issued to the members of our Executive Board in consequence of the General Meeting of 6th May 2003. To promote the corporate spirit an option premium of 5 % of the issue price ware agreed as compensation. As comparative parameter the development of the DAX was selected.

The members of the Executive Board are paid a contingent commission of overall EUR 495,594 for financial year 2002.

The remuneration paid to the Executive Board for financial year 2003 was as follows:

Name	**Fixed remuneration EUR**	**Variable remuneration EUR**	**Total income EUR**	**Stock options Number**
Prof. Fritz Vahrenholt	212,160	42,120	254,280	2,250
Matthias Schubert	191,705	36,700	228,405	2,250
Hugo Denker	190,901	36,700	227,601	2,250
Jens-Peter Stöhr	190,047	36,700	226,747	2,250
Thomas Franck	61,316	12,267	73,583	0
	846,129	**164,487**	**1,010,616**	**9,000**

A member of the Executive Board is additionally paid at least EUR 385.00 for each wind energy turbine of type MD 70/77 resp. a commission corresponding to 1.5 % of the accounted license fees.

The stock of shares as per 31st December 2003 is as follows:

Name	Shares	Additions in 2003	Stock of shares
	No.	No.	No.
Prof. Fritz Vahrenholt	21,700	2,600	24,300
Matthias Schubert	21,700	0	21,700
Hugo Denker	0	0	0
Jens-Peter Stöhr	22,200	0	22,200
Thomas Franck	0	0	0
	65,600	**2,600**	**68,200**

16. **Appropriation of funds of REpower Systems AG**

In compliance with the annual balance sheet with its balance sheet profit totalling EUR 9,521 thousand, prepared according to the regulations of HGB and AktG as per 31st December 2003, the Executive Board of REpower Systems AG, Hamburg, proposes to distribute a dividend corresponding to EUR 0.60 per share, in total of EUR 3,241 thousand and to carry forward the remaining amount to new account.

Hamburg, February 2004
REpower Systems AG

Prof. Dr. Fritz Vahrenholt
Chief Executive Officer

Thomas Franck
Member of Executive Board

Matthias Schubert
Member of Executive Board

Jens-Peter Stöhr
Member of Executive Board

Olaf Struck
Member of Executive Board

Statement of changes inconsolidated non-current assets for the period ended Dezember 31, 2003 (IFRS)

	Acquisition and production costs					
	Balance 01.01.2003	Additions	Change as against first consolidation	Reclassifi-cations	Disposals	Balance 31.12.2003
	EUR	EUR	EUR	EUR	EUR	EUR
I. Property, land and equipment						
1. Land, leasehold rights and buildings including buildings on non-owned land	6,409,667	688,004	0	305,992	-130,548	7,273,115
2. Technical equipment, plant and machinery	7,340,275	8,963,480	0	805,580	-7,717	17,101,618
3. Other equipment, fixtures, fittings and equipment	6,285,950	3,348,898	24,046	-194,384	-140,171	9,324,339
4. Advanced payments and plant and machinery in process of construction	1,710,524	680,423	0	-1,019,852	-34,698	1,336,397
Non-current assets	**21,746,416**	**13,680,806**	**24,046**	**-102,664**	**-313,134**	**35,035,470**
II. Intangible assets						
1.1. Software and other licenses	2,052,797	1,463,803	11,505	101,996	-193,468	3,436,634
1.2. Development costs	1,240,622	0	0	0	0	1,240,622
1. Intangible assets	**3,293,419**	**1,463,803**	**11,505**	**101,996**	**-193,468**	**4,677,256**
2. Goodwill	**3,376,446**	**0**	**918,398**	**0**	**0**	**4,294,844**
Total intangible assets	6,669,865	1,463,803	929,903	101,996	-193,468	8,972,100
III. Financial assets						
1.1. Shares in affiliated companies	402,314	459,511	0	191,881	0	1,053,706
1.2. Investments	327,003	353,439	0	0	-36,701	643,740
1.3. Security investments	29,520	0	0	0	0	29,520
1. Financial assets	**758,837**	**812,950**	**0**	**191,881**	**-36,701**	**1,726,967**
2. Investments according to the equity method	**927,019**	**0**	**0**	**-191,881**	**-268,463**	**466,675**
3. Loans	**169,437**	**11,037**	**0**	**0**	**0**	**180,474**
Total financial assets	1,855,293	823,987	0	0	-305,164	2,374,117
Total assets	30,271,574	15,968,597	953,949	0	-812,434	46,381,686

Depreciation and amortization						Book value	
Balance 01.01.2003	Additions	Changes from first-time consolidation	Reclassifi-cations	Disposals	Balance at 31.12.2003	31.12.2003	31.12.2002
EUR	EUR	EUR	EUR	EUR	EUR	EUR	EUR
329,540	211,214	0	13,850	-4,047	550,557	6,722,558	6,080,127
1,862,531	1,430,811	0	21,869	-7,318	3,307,893	13.793,725	5,477,744
1,252,603	1,565,667	7,768	-35,854	-77,851	2,712,333	6,612,007	5,033,347
0	0	0	0	0	0	1,336,397	1,710,524
3,444,674	**3,207,692**	**7,768**	**-135**	**-89,216**	**6,570,783**	**28,464,687**	**18,301,742**
247,775	429,301	6,907	135	-9,064	675,054	2,761,580	1,805,022
866,883	248,124	0	0	0	1,115,007	125,615	373,739
1,114,658	**677,425**	**6,907**	**135**	**-9,064**	**1,790,061**	**2,887,195**	**2,178,761**
1,899,419	**562,278**	**0**	**0**	**0**	**2,461,697**	**1,833,147**	**1,477,027**
3,014,077	1,239,703	6,907	135	-9,064	4,251,758	4,720,342	3,655,788
230,000	0	0	175,556	0	405,556	648,150	172,314
222,844	0	0	0	0	222,844	420,897	104,159
14,834	0	0	0	0	14,834	14,686	14,686
467,678	**0**	**0**	**175,556**	**0**	**643,234**	**1,083,733**	**291,159**
399,395	**242,837**	**0**	**-175,556**	**0**	**466,676**	**0**	**527,624**
0	**42,000**	**0**	**0**	**0**	**42,000**	**138,474**	**169,437**
867,073	284,837	0	0	0	1,151,910	1,222,207	988,220
7,325,824	4,732,232	14,675	0	-98,280	11,974,450	34,407,236	22,945,750

Bestätigungsvermerk des Abschlussprüfers:

Wir haben den von der REpower Systems AG, Hamburg, aufgestellten Konzernabschluss, bestehend aus Bilanz, Gewinn- und Verlustrechnung, Eigenkapitalveränderungsrechnung, Kapitalflussrechnung und Anhang, für das Geschäftsjahr vom 1. Januar bis 31. Dezember 2003 geprüft. Aufstellung und Inhalt des Konzernabschlusses liegen in der Verantwortung des Vorstands der Gesellschaft. Unsere Aufgabe ist es, auf der Grundlage der von uns durchgeführten Prüfung zu beurteilen, ob der Konzernabschluss den International Financial Reporting Standards (IFRS) entspricht.

Wir haben unsere Konzernabschlussprüfung nach den deutschen Prüfungsvorschriften und unter Beachtung der vom Institut der Wirtschaftsprüfer (IDW) festgestellten deutschen Grundsätze ordnungsmäßiger Abschlussprüfung vorgenommen. Danach ist die Prüfung so zu planen und durchzuführen, dass mit hinreichender Sicherheit beurteilt werden kann, ob der Konzernabschluss frei von wesentlichen Fehlaussagen ist. Bei der Festlegung der Prüfungshandlungen werden die Kenntnisse über die Geschäftstätigkeit und über das wirtschaftliche und rechtliche Umfeld des Konzerns sowie die Erwartungen über mögliche Fehler berücksichtigt. Im Rahmen der Prüfung werden die Nachweise für die Wertansätze und Angaben im Konzernabschluss auf der Basis von Stichproben beurteilt. Die Prüfung beinhaltet die Beurteilung der angewandten Bilanzierungsgrundsätze und der wesentlichen Einschätzungen der gesetzlichen Vertreter sowie die Würdigung der Gesamtdarstellung des Konzernabschlusses. Wir sind der Auffassung, dass unsere Prüfung eine hinreichend sichere Grundlage für unsere Beurteilung bildet.

Nach unserer Überzeugung vermittelt der Konzernabschluss in Übereinstimmung mit den IFRS ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage des Konzerns sowie der Zahlungsströme des Geschäftsjahres.

Unsere Prüfung, die sich auch auf den von dem Vorstand für das Geschäftsjahr vom 1. Januar bis 31. Dezember 2003 aufgestellten Konzernlagebericht erstreckt hat, hat zu keinen Einwendungen geführt. Nach unserer Überzeugung gibt der Konzernlagebericht zusammen mit den übrigen Angaben des Konzernabschlusses insgesamt eine zutreffende Vorstellung von der Lage des Konzerns und stellt die Risiken der künftigen Entwicklung zutreffend dar. Außerdem bestätigen wir, dass der Konzernabschluss und der Konzernlagebericht für das Geschäftsjahr vom 1. Januar bis 31. Dezember 2003 die Voraussetzungen für eine Befreiung der Gesellschaft von der Aufstellung eines Konzernabschlusses und Konzernlageberichts nach deutschem Recht erfüllen.

Hamburg, den 15. März 2004
Susat & Partner oHG, Wirtschaftsprüfungsgesellschaft

Dr. Paaßen	Driesch
Wirtschaftsprüfer	Wirtschaftsprüfer

Independent Auditors' Report:

We have audited the consolidated financial statements, comprising the balance sheet, the income statement and the statements of changes in shareholders' equity and cash flows as well as the notes to the financial statements, prepared by the Company REpower Systems AG, Hamburg for the financial year 1st January to 31st December 2003. The preparation and the content of the consolidated financial statements are the responsibility of the Company's Executive Board. Our responsibility is to express an opinion whether the consolidated financial statements are in accordance with international Financial Reporting Standards (IFRS) based on our audit.

We conducted our audit of the consolidated financial statements in accordance with German auditing regulations and generally accepted standard for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW) (German Institute of Auditors). Those standards require that we plan and perform the audit such that it can be assessed with reasonable assurance whether the consolidated financial statements are free of material misstatements. Knowledge of the business activities and the economic and legal environment of the Group and evaluations of possible misstatements are taken into account in the determination of audit procedures. The evidence supporting the amounts and disclosures in the consolidated financial statements are examined on a test basis within the framework of the audit. The audit includes assessing the accounting principles use and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the consolidated financial statements give a true and fair view of the net assets, financial position, results of operation and cash flows of the Group for the financial year in accordance with IFRS.

Our audit, which also extends to the group management report prepared by the Executive Board for the business year from 1st January to 31st December 2003, has not led to any reservations. In our opinion, on the whole the group management report together with the other disclosures in the consolidated financial statements provides a suitable understanding of the Group's positions and suitably presents the risks of future development. In addition, we confirm that the consolidated financial statements and the group management report for the business year from 1st January to 31st December 2003 satisfy the conditions required for the Company's exemption from its obligation to prepare consolidated financial statements and the group management report in accordance with German law.

Hamburg, 15th March 2004
Susat & Partner oHG, German Public Audit Company

Dr. Paaßen
Auditor

Driesch
Auditor

Table of Contents

1 General information on the annual financial statement

This annual financial statement as per 31st December 2003 was prepared in compliance with §§ 242 ff. and §§ 264 ff. HGB (German Commercial Code) and according to the pertinent regulations of AktG (Stock Corporation Act). The regulations for large-scale limited liability corporations shall be applicable.

The profit and loss account was prepared according to the total expenditure format.

2 Accounting and valuation methods

The accounting and valuation methods stipulated in the following are decisive for establishing the annual financial statement:

Intangible assets acquired have been entered in the balance sheet at their acquisition costs and are reduced by write-offs as scheduled according to their period of use.

The tangible fixed assets have been entered in the balance sheet at procurement resp. manufacturing costs and reduced, in the event of wear and tear, by write-offs as scheduled. The manufacturing costs include the directly allocatable individual material costs, direct labor costs, special individual costs as well as production and material overheads. The scheduled write-offs are made according to the linear method as required by the probable period of use on the basis of acknowledged tax rates.

Period of use

Production buildings	20-50 years
Other buildings	10-30 years
Technical facilities and machines	6-21 years
Vehicles	5 years
Furniture and office equipment	3-10 years

Anticipated continuous depreciations in value are taken into account by unscheduled write-offs to a lower adjusted value. With regard to the assets of a minor value, use is made of the immediate write-off in compliance with § 6 par. 2 EStG (Income Tax Law).

The financial assets are valuated at the lower of cost or market on the balance-sheet date, if the depreciation in value is anticipated to be a long-term depreciation.

Stocks of raw materials and supplies shall be activated as procurement costs at moving average prices.

Finished goods and work-in-process are valuated on the basis of unit costing, based on the current cost accounting system in relation to production costs, whereby in addition to the directly allocatable individual material costs and direct labor costs as well as special individual costs, also production and material overheads according to the minimum tax scope are taken into account. Costs for general administration and interest are not activated.

Down payments effected on inventories are valuated at par.

For identifiable individual risks in the accounts receivable and other assets, specific allowances for bad debts are made in the scope required.

The shares in project companies determined for sale are valuated at acquisition costs.

In the whole liquid assets the stringent lower of cost or market principle shall be observed.

If the tax result is higher than the result based on commercial law and leads to a higher tax expenditure in the financial year, which is then balanced in the following years, this temporary difference is shown separately as active latent tax accrual and deferral.

Reserves take all identifiable risks and uncertain obligations into account. These are applied in the amount required according to an appropriate assessment in terms of accounting principles.

Accounts payable are quoted as per the repayment amount.

Accounts payable in foreign currencies are converted with the respective exchange rate on the balance-sheet date, however, at maximum with the accrual rate. Currency liabilities are quoted with the acquisition rate or at a higher exchange rate on balance-sheet date.

Sales proceeds are recorded at the point of time at which the products or goods are delivered resp. the substantial services have been rendered. Three criteria apply to the point of time of realizing sales in the delivery of wind energy turbines. Firstly the complete installation of the turbine, secondly the existence of a connection to the power supply and thirdly the logged initialization. The criteria stipulated above also apply to the registration of sales proceeds from the sale of wind energy turbines to associated corporations or project corporations.

Expenses are registered at the point of time they become economically or legally effective with regard to expenditure.

3 Explanatory comments on the financial statement of REpower Systems AG

3.1 Property plant and equipment

The development of the individual items in property, plant and equipment is listed separately specifying the write-offs in financial year (annex).

The holding situation is presented as follows:

Corporation	Share of quota	Capital resources 31.12.03	Result 2003	Book value of holding 31.12.03
	%	EUR	EUR	EUR
Holdings				
Associated corporations				
Denker & Wulf AG, Sehestedt	84.15	18,366,559	6,326,441	989,930
REpower Betriebs- und Beteiligungsges. mbH, Rendsburg	100.00	22,596	-395	1
REpower Neuland GmbH & Co. KG, Hamburg	100.00	-34,962	-35,462	535
BWU Projekt GmbH, Trampe	100.00	21,986	-733	25,000
REpower España S.L., La Coruña, Spain	100.00	196,318	-275,776	843,618
REpower France S.A.S., Belfort, France*)	100.00	236.263	-772.565	1.013.700
Eolis S.A.R.L., Belfort, France	100.00	43,445	-5,663	50,000
Fermes Eoliennes de France S.A.S., Lyon, France	100.00	-2,781	-308,945	237,500
REpower DIEKAT S.A., Athens, Greece	60.00	90,992	-9,008	60,000
REpower UK Ltd., Edinburgh, Great Britain	67.00	88,440	-53,480	95,961
				3,316,246
Holdings				
Enery Wind Czech s.r.o., Brno, Czech	50.00	9,647	3,852	1,463
Aioliki REpower A.E., Drama, Greece	49.00	495,105	-547,879	1
REpower Geothermie GmbH, Trampe	19.90	-53,710	-6,760	9,950
Notus Energy Pty. Ltd., Maryborough, Australia	50.00	11,002	11,000	1
REpower Wind Corp., Sudbury, Canada	50.00	-267,037	-139,643	30
Windpark Finsterwalde GmbH, Finsterwalde	30.00	1,496,509	5,709	132,339
Wasserkraft Finowkanal GmbH, Trampe	19.40	-14,447	-55,252	13,500
UPM Umweltprojekt Management GmbH, Trampe	50.00	20,450	-756	12,500
				169,784

*) formerly in 2002 Les Vents de France S.A.S. (LVDF)

The loans relate to loans receivable from associated corporations and are presented as shown in the following:

Corporations	Loans 31.12.03
REpower Neuland GmbH & Co. KG, Hamburg	1,348,832
REpower France S.A.S., Belfort France	30,873
REpower España S.L., La Coruña, Spain	350,000
	1,729,705

3.2 Inventories

Raw materials and supplies are composed mainly of components for wind energy turbines. The work-in-process refers to wind energy turbines in construction as well as input for project development, rights and infrastructure in conjunction with the establishment of wind energy turbines. Wind energy turbines in stock are identified as finished products.

3.3 Accounts receivable and other assets

The accounts receivable are valuated at par. In so far as among individual clients receipts of payment are deemed to be questionable according to the principles of commercial caution, these are taken into consideration by individual valuation adjustments.

Among others short-term loans granted to associated companies which are otherwise attributed to other assets (co-affiliation) are listed under the item accounts receivable from associated companies.

All accounts receivable and other assets have a term of less than one year.

3.4 Shares project corporations

The shares refer among others to own holdings in project corporations on national and international level. The project corporations are determined for short-term sale. Furthermore short-term loans were granted to clients for project financing purposes. These are protected by the projects.

3.5 Activated prepaid expenses and deferred charges

The active prepaid expenses and deferred charges comprise among others debt discounts totaling TEUR 54 and accrued advance payments for insurance agreements running for several years corresponding to the amount of TEUR 4,864.

3.6 Capital resources

As per the balance-sheet date the registered capital is distributed into 5,401,198 no-par shares with a computed share in the registered capital of EUR 1.00. The shares are registered in the respective person's name. Changes in the capital resources result from the dividend payment for financial year 2002, the annual result for 2003, and from the loss from the sale of own shares in February 2003.

		31.12.03	31.12.02
		EUR	EUR
I.	Drawn capital	5,401,198	5,401,198
II.	Capital reserves	82,155,729	82,155,729
III.	Retained earnings	9,521,470	8,966,271
		97,078,397	**96,523,198**

Information regarding authorized capital
The registered capital of the company may be raised by up to EUR 2,700,599 by 15th December 2006 with approval by the Board of Directors by issuing new shares against cash deposit and contribution in kind in one or in several steps.

General meeting 2003 and appropriation of funds
At the general meeting on 6th May 2003 it was resolved to use the balance-sheet profit to distribute a dividend of 0.60 Euro per ordinary share entitled to a dividend. The remaining amount was carried forward to new account. The development of the balance-sheet profit is presented following the profit and loss account.

Moreover it was resolved at the annual general meeting to authorize the corporation to purchase its own shares in the amount of EUR 540,000 from the registered capital up to the date of 5th November 2004. The corporation has not made use of this option to date.

Specifications in compliance with § 160 par. 1 No. I AktG (Stock Corporation Act)
In the financial year under review the corporation acquired 6,000 own shares for purposes of issuing these to employees with the aim of effecting a special payment for financial year 2002. Of these shares 4,174 company shares were issued to the employees. The remaining shares were sold on the capital market. A book loss corresponding to EUR 14,464 results from the sale.

3.7 Provisions

With regard to the provisions these refer to running tax accruals and deferrals. The development of other provisions can be derived from the following chart:

Kind of provision	Date 1.1.03	Consumption 2003	Dissolution 2003	Addition 2003	Date 31.12.03
	EUR	EUR	EUR	EUR	EUR
Tax accruals and deferrals					
Municipal trade tax	2,430,972	1,235,682	0	836,000	2,031,290
Corporate tax / solidarity surcharge	3,581,318	3,556,708	0	1,299,000	1,323,610
Real-estate transfer tax	98,385	13,565	0	0	84,820
	6,110,675	**4,805,954**	**0**	**2,135,000**	**3,439,721**
Other provisions					
Warranties	13,731,919	3,333,108	0	8,306,198	18,705,009
Accruals for vacations	657,000	657,000	0	590,700	590,700
Premiums	339,732	339,732	0	978,000	978,000
Annual financial statement	232,500	232,500	0	113,900	113,900
Workmen's compensation board	150,000	150,000	0	243,000	243,000
Rent/lease	72,739	13,498	42,667	0	16,573
Overtime	23,000	23,000	0	0	0
Outstanding invoices	0	0	0	1,048,000	1,048,000
Others	1,294,203	1,222,746	19,173	1,409,370	1,461,654
	16,501,093	**5,971,584**	**61,841**	**12,689,168**	**23,156,836**
	22,611,768	**10,777,538**	**61,841**	**14,824,168**	**26,596,557**

3.8 **Accounts payable**

	Total amount	up to 1 year	2 up to 5 years	> 5 years
	EUR	EUR	EUR	EUR
Amounts due to credit institutes	18,808,678	14,409,611	2,335,152	2,063,915
Down payments received for orders	3,862,430	3,862,430		
Trade accounts payable	46,689,065	46,689,065		
Other accounts payable	7,045,460	7,045,460		
Of which from taxes	408,531	408,531		
Of which within the scope of social security	564,693	564,693		

Of the amounts due to credit institutes TEUR 7,649 are protected by lien or similar rights (warranty, chattel mortgage and assignments of accounts receivable).

4 Explanations on the profit and loss account of REpower Systems AG

4.1 Sales proceeds

	2003	2002
	EUR	EUR
Sales proceeds		
Proceeds from the sale of wind energy turbines	252,650,035	202,546,305
Maintenance, material sale, Intelligent Service Package (ISP)	8,863,490	7,447,651
License proceeds	2,362,429	4,642,271
Other proceeds	652,732	79,480
Proceeds from power sales	434,223	347,632
Granted discounts	-185,395	-114
	264,777,514	**215,063,585**

The sales proceeds were primarily achieved in Germany, and additionally in the Czech Republic, China and Japan.

4.2 Other operating income

	2003	2002
	EUR	EUR
Investment grant, grant for Research & Development	1,005,544	115,282
Income from the dissolution of valuation reserves	777,701	17,907
Profit sharing	599,345	1,435,000
Insurance indemnification	165,094	314,536
Income from the dissolution of provisions	61,841	160,672
Real-estate income	15,463	9,449
Income from the disposal of assets	2,404	68,416
Other income	1,065,670	300,878
	3,693,061	**2,422,140**

4.3 Material expenditure

The expenditure for raw materials and supplies was primarily incurred for construction parts, supplies, freight and energy costs. The expenditure for services acquired resulted from externally procured freight, sales commissions, external services for order handling and third-party employees.

4.4 Amortization

The amortization of intangible fixed assets of the property, plant and equipment and of fixed assets is listed in the analysis of fixed assets.

4.5 Other operating expenditure

	2003	2002
	EUR	EUR
Warranty	7,018,986	6,300,688
Third-party services	4,169,075	1,282,736
Administrative costs	2,367,837	1,759,843
Insurance premiums	2,131,819	1,637,097
Valuation reserves	1,982,684	2,839,351
Travel expenses	1,436,240	1,192,411
Costs for lawyers and consultants	887,644	832,029
Motor vehicle costs (without motor vehicle tax)	857,193	478,593
Expenditure for computer systems	772,330	771,385
Maintenance	616,464	720,305
Floor space and real-estate costs	602,787	607,705
Fair costs	564,998	325,895
Advertising costs	398,055	419,298
Loss from the disposal of investments	332,986	199,572
Monetary transaction costs	240,266	359,984
Workshop requirements and tools	212,585	1,016,874
Repairs of machines, furniture and office equipment	185,492	169,099
Sales commissions	143,448	76,209
Amortization of accounts receivable	86,690	182,942
Personnel costs	49,780	124,287
Development expenses for wind turbine projects	0	613,616
Others	16,751	188,052
	25,074,111	**22,097,971**

4.6 Financial result

	2003	2002
	EUR	EUR
Income from investments	1,410,785	757,431
Income from other securities and loans	132	209,324
Other interest and similar income	1,100,820	818,719
Amortization of financial assets	-1,383,058	-14,834
Interest and similar expenses	-936,628	-506,646
	192,051	**1,263,995**

The income from investments refers to Denker & Wulf AG.

4.7 Taxes

The burden of taxes from income and earnings refers largely to financial year and thus amounts to the total of TEUR 2,761. The tax expenditure is attributed in full scope to the result of normal business activities.

5 Other information

5.1 Contingent liabilities

As per balance-sheet date contingent liabilities in the amount of TEUR 15,426 from guarantees taken over exist. Furthermore, a letter of comfort in the amount of TEUR 360 exists for one investment company.

5.2 Other financial obligations

a.) Rental and leasing obligations

As per 31st December 2003 the following obligations result from one delivery agreement besides leasing and rental agreements:

	TEUR
2004	715
2005	627
2006	503
2007	487

b.) Purchase commitment

As per balance-sheet date a purchase commitment in the amount of approx. EUR 21.9 million to purchase current assets exists.

c.) Stock-option program

REpower Systems AG have the opportunity to issue up to 108,000 option rights to procure REpower shares to members of the executive board of REpower Systems AG and to managing directors of affiliated corporations, as well as to executives of REpower Systems AG. One option right comprises the right to purchase one REpower share. The stock incentive program for employees was resolved at this year's general annual meeting. The waiting period to initially exercise this right is two years. As per 1st July 2003 37,000 option rights were issued. The purchase price for one REpower share is EUR 21.15. Five percent per option right (EUR 1.075) hereof were paid as option premium by the beneficiaries.

d.) Other agreements

For three wind park projects a total of EUR 3,650,000 were taken over by clients by 30th June 2004 as placement guarantees. In the agreements REpower take over the guarantee to subscribe for the limited partnership interests in the extent in which the shares have not been paid in by third parties.

Vis-à-vis an affiliated corporation REpower have taken over this obligation in the amount of EUR 250,000, if the wind park project in concern is not realized.

For four wind energy turbines at one location REpower Systems AG have taken over the expenses for guarantee, maintenance and repair operations up to 2005.

With a project developer against whom as per 31st December 2003 accounts receivable from deliveries and advance project payments corresponding to a total of TEUR 9,479 existed, REpower Systems AG agreed firstly to subscribe for limited partnership interests in an existing wind power fund, secondly to participate in a wind park project corporation to be established, which will wind up an already initiated wind park project, and thirdly to incorporate into this parts of the existing accounts receivable as subordinated loans. A further partial amount of the accounts receivable corresponding to TEUR 1,400 was paid to REpower Systems according to agreement at the beginning of 2004. By subscribing for the limited partnership interests in the amount of TEUR 4,400 REpower Systems AG acquire via an affiliated corporation a share of approx. 19% in the wind power fund, whereby a resale has been planned. 36 Wind turbines (WT) belong to the wind power fund, of which REpower Systems AG delivered 10 WTs in 2003.

REpower Systems AG undersigned a comparative agreement with another project development according to which they intend to purchase a complete wind park covering 16 WTs in 2004 at a total price of approx. 40 million EURO, for which the company delivered six WTs in 2001 and ten WTs in 2002. Plans have been made to resell the shares in the appropriate project corporation and to furnish the WT with an ISP-plus agreement and a performance guarantee.

5.3 Staff force

The number of employees on the payroll in financial year 2003 was:

	Average 2003	absolute 31.12.03
Employees	273	297
Industrial employees	183	187
	456	**484**

5.4 Information on the corporate organs

For financial year ending as per 31st December 2003 of REpower Systems AG the following persons have been appointed members of the Executive Board:

- Dr. Klaus-Detlef Wulf, Aachen; Physician
  (CEO)
  Further memberships in other boards:
  CEO of R.E.A. S.R.L. Italy, Milan,
  Member of Executive Board of Santas Türkei, Istanbul,
  Member of Board of Directors of Denker & Wulf AG, Sehestedt,
  Member of Board of Directors of R.E.A. AG, Sehestedt.
- Mr. Udo Bandow, Hamburg; Banker
  (Member and Deputy CEO)
  Further memberships in other boards:
  President of Board of Administration of HANSA-NORD-LUX Managementgesellschaft AG, Luxemburg,
  Chairman of Board of Directors of NORDINVEST Norddeutsche Investment-Gesellschaft mbH, Hamburg,
  Chairman of Board of Directors of Wave Management AG, Hamburg,
  Chairman of Board of Directors of Hamburger Sport-Verein e.V., Hamburg,
  Deputy Chairman of Board of Directors of BÖAG Börsen AG, Hamburg und Hannover, Deputy Chairman of Board of Directors of Deutsche Schiffsbank AG, Bremen und Hamburg,
  Deputy Chairman of Board of Directors of Conrad Hinrich Donner Bank AG, Hamburg, Deputy Chairman of Board of Directors of HANSAINVEST Hanseatische Investment-Gesellschaft mbH, Hamburg, Deputy Chairman of Board of Directors of Hanseatische Verlags-Beteiligungs AG, Hamburg,
  Member of Board of Directors of Vereins- und Westbank AG, Hamburg,
  Member of Board of Directors of Holsten Brauerei AG, Hamburg,
  Member of Board of Directors of IDUNA Vereinigte Lebensversicherung a.G. für Handwerk, Handel und Gewerbe, Hamburg,
  Member of Advisory Board of Hannoversche Lebensversicherung a.G., Hannover.

- Frau Monika Kuck, Aachen; Business woman
  Further memberships in other boards:
  Member of Advisory Council of Stadt Aachen,
  Member of Executive Board of R.E.A. AG, Sehestedt,
  Member of Board of Directors of STAWAG, Aachen.
- Dr. Klaus Rave, Kronshagen; Bank Director
  Further memberships in other boards:
  CEO of Investitionsbank Schleswig-Holstein, Kiel,
  Vice President of European Wind Energy Association (EWEA), Brussels,
  Member of Executive Board of Fördergesellschaft Windenergie (FGW), Kiel,
  Member of Board of Directors of Energiesysteme Nord (ESN), Kiel,
  Chairman of Shareholders' Meeting of Offshore-Bürger-Windpark Butendieck GmbH & Co. KG, Butendieck,
  Member Shareholders' Meeting of Windtest Kaiser-Wilhelm-Koog, Kaiser-Wilhelm-Koog Gemeinde.
- Dr. Hans-Joachim Reh, Bargteheide; Diplom-Kaufmann (Bachelor of Commerce)
  Further memberships in other boards:
  Member of Executive Board of Vattenfall Europe AG, Berlin (up to 31.03.2003)
  Member of Board of Directors of Vattenfall Europe Trading GmbH, Hamburg (up to 31.03.2003),
  Member of Directors' Council of VDEW e.V., Frankfurt a. M. (up to 31.03.2003),
  Member of Executive Board of Fachverbandes für Energie-Marketing und -Anwendung (HEA) e.V., Frankfurt a. M. (up to 31.03.2003),
  Member of Executive Board of Forum für Zukunftsenergien, Bonn,
  Chairman of Board of Directors of WEMAG AG, Schwerin (up to 09.05.2003),
  Member of Board of Directors of HEW AG, Hamburg
  Member of Board of Directors of ESAG Energieversorgung Sachsen Ost AG, Dresden (up to 08.04.2003),
  Member of Board of Directors of Bewag Aktiengesellschaft & Co. KG, Berlin,
  Member of Board of Directors of KOM-STROM AG, Leipzig (up to 15.08.2003),
  Member of Board of Directors of TÜV Norddeutschland e.V., Hamburg/Hannover (up to 31.03.2003).
- Dr. Rolf Bierhoff, Essen, Diplom-Kaufmann (Bachelor of Commerce)
  Further memberships in other boards:
  Member of Board of Directors of VSE AG, Saarbrücken,
  Counselor of SSS Starkstrom- und Signalbau-Baugesellschaft GmbH, Essen,
  Economic Advisor of SaarLB, Saarbrücken,
  Counselor of KEVAG, Koblenz,
  Board of Directors of RAO UESR, Moscow, Russia (up to 30.05.2003)
  Board of Directors of Federal Grid Company UES, Moscow, Russia (as from 28.06.2003)

Remuneration according to articles of association of REpower Systems AG for the members of the Board of Directors is as follows for financial year 2003:

Name	Total
	EUR
Dr. Klaus-Detlef Wulf	24,500
Udo Bandow	19,500
Dr. Klaus Rave	14,500
Dr. Hans-Joachim Reh	13,000
Dr. Rolf Bierhoff	13,000
Monika Kuck	12,500
	97,000

The board of directors was paid a premium of overall EUR 90,000 in 2003 according to the Articles of Association for financial year 2002.

The following persons were appointed members of the Executive Board of REpower Systems AG in financial year 2003:

- Prof. Dr. Fritz Vahrenholt, Hamburg, Chemist,
  (Chief Executive Officer)
  Further memberships in other boards:
  CEO of the Zukunftsenergien, Bonn,
  Member of Board of Directors of ThyssenKrupp Technologies AG, Essen,
  Member of Board of Directors of Hamburger Sport-Verein e.V., Hamburg,
  Member of Board of Directors of Norddeutschen Affinerie, Hamburg,
  Member of Board of Directors of Denker & Wulf AG, Sehestedt,
  Chairman of the Administrative Board of SAM Smart Energy AG, Zurich.
- Mr. Jens-Peter Stöhr, Hamburg, Diplom-Kaufmann (Bachelor of Commerce),
- Mr. Matthias Schubert, Rendsburg, Diplom-Ingenieur (Masters Degree in Engineering)
- Mr. Thomas Franck, Hamburg, Diplom-Ingenieur (Masters Degree in Engineering), since 3rd September 2003
- Mr. Olaf Struck, Husum, Diplom-Ingenieur (Masters Degree in Engineering), as from 1st January 2004
- Mr. Hugo Denker, Hamburg, Banker, up to 31st December 2003
  Further memberships in other boards:
  Chairman of Board of Directors of Denker & Wulf AG, Sehestedt.

The members of the Executive Board of our corporation shall be paid a fixed remuneration, the amount of which can be derived from the following chart. In addition the members of the Executive Board shall also be paid a variable remuneration corresponding to 20 % of the fixed remuneration if our corporation achieves an annual surplus for the group determined by IFRS and if the regular general meeting of the following financial year resolves to pay a dividend or to create a surplus reserve.

This variable remuneration and a percentage of approx. 20 percent of the fixed remuneration have been agreed as reversible payments. If the corporation fails to book an annual surplus, the fixed remuneration shall be reduced by this percentage. Furthermore, the claim for variable remuneration shall be inapplicable.

In consequence of the stock option program resolved by the general meeting on 6th May 2003, stock option rights were issued to members of the Executive Board of our company and further beneficiaries (executives). To promote the corporate spirit an option premium corresponding to 5 percent of the issue price was agreed as compensation. The DAX development (German stock index) was selected as comparative parameter.
The members of the Executive Board are paid a contingent commission of overall EUR 495,594 in 2003 for financial year 2002.

The following remuneration elements are paid to the Executive Board in financial year 2003:

Name	Fixed remuneration	Variable remuneration	Total remuneration	Stock options
	EUR	EUR	EUR	No.
Prof. Fritz Vahrenholt	212,160	42,120	254,280	2,250
Matthias Schubert	191,705	36,700	228,405	2,250
Hugo Denker	190,901	36,700	227,601	2,250
Jens-Peter Stöhr	190,047	36,700	226,747	2,250
Thomas Franck	61,316	12,267	73,583	0
	846,129	**164,487**	**1,010,616**	**9,000**

A member of the Executive Board shall also be paid an additional amount of at least EUR 385,000 for each wind energy turbine of type MD 70/77 manufactured by the corporation itself or in license resp. a commission corresponding to 1.5 % of the license fees accounted for.

The stocks of shares as per 31st December 2003 were as follows:

Name	Shares	Acquisition in 2003	Stock of shares
	No.	No.	No.
Prof. Fritz Vahrenholt	21,700	2,600	24,300
Matthias Schubert	21,700	0	21,700
Hugo Denker	0	0	0
Jens-Peter Stöhr	22,200	0	22,200
Thomas Franck	0	0	0
	65,600	**2,600**	**68,200**

5.5 Conformity Declaration on the German Corporate Governance Codex

As per § 161 AktG (Stock Corporation Act) in conjunction with § 15 EGAktG (European Stock Corporation Act) the Executive Board rendered in due time a Conformity Declaration on the German Corporate Governance Codex and made this available to the shareholders on the Internet homepage of REpower Systems AG.

5.6 Consolidated financial statement

REpower Systems AG, Hamburg, as parent company, have prepared their consolidated financial statements in accordance with IFRS. The consolidated financial statements will be published in the Federal Gazette and deposited at the Register of Companies (Handelsregister) in Hamburg. The consolidated financial statements will also be made accessible on the Internet homepage of REpower Systems AG.

5.7 Proposal on the appropriation of retained earnings

The Executive Board suggests to distribute a dividend corresponding to EUR 0.60 per share, in total representing EUR 3,240,718.80, and to carry forward the remaining result to new account.

Hamburg in February 2004
REpower Systems AG

Prof. Dr. Fritz Vahrenholt
Chief Executive Officer

Thomas Franck
Member of Executive Board

Matthias Schubert
Member of Executive Board

Jens-Peter Stöhr
Member of Executive Board

Olaf Struck
Member of Executive Board

Financial statement of REpower Systems AG (HGB) as per 31.12.2003

Aktiva

	Annex	31.12.03	31.12.02
		EUR	EUR
A. Fixed assets	3.1		
I. Intangible assets			
1. Software and other licenses		541,548	449,449
2. Goodwill		90,079	119,295
		631,627	**568,744**
II. Property, plant and equipment			
1. Land, leasehold rights and buildings, including buildings on non-owned land		5,842,611	5,362,472
2. Technical equipment, plant and machinery		4,941,018	2,184,578
3. Other equipment, fixtures, fittings and equipment		5,400,425	4,248,987
4. Advanced payments and plant and machinery in process of construction		1,334,497	1,571,667
		17,518,551	**13,367,704**
III. Financial assets			
1. Shares in affiliated companies		3,316,246	1,384,049
2. Loans due from affiliated companies		1,729,705	0
3. Investments		169,784	1,154,942
4. Security investments		13,297	13,297
		5,229,032	**2,552,288**
		23,379,210	**16,488,736**
B. Current assets			
I. Inventories	3.2		
1. Raw materials and supplies		28,896,447	30,712,921
2. Work-in-process		6,701,902	4,347,460
3. Advance payments		1,789,127	3,160,956
		37,387,476	**38,221,337**
II. Accounts receivable and other assets	3.3		
1. Accounts receivable from trading		60,794,870	36,993,305
2. Accounts due from affiliated companies		64,348,410	50,345,427
3. Accounts due from other group companies		88,565	470,318
4. Accounts due from project corporations		464,151	160,236
5. Other assets		8,722,232	1,021,056
		134,418,228	**88,990,342**
III. Shares in project corporations	3.4	137,901	500
IV. Cash on hand, cash at banks		70,679	11,229,218
		172,014,584	138,441,397
C. Prepaid expenses and deferred charges	3.5	4,864,194	2,455,552
		200,257,987	**157,385,685**

Liabilities and equity

	Annex	31.12.03 EUR	31.12.02 EUR
A. Capital resources	3.6		
I. Registered capital		5,401,198	5,401,198
II. Capital reserves		82,155,729	82,155,729
III. Balance-sheet profit		9,521,470	8,966,271
		97,078,397	**96,523,198**
B. Provisions	3.7		
1. Tax accruals and deferrals		3,439,721	6,110,675
2. Other provisions		23,156,836	16,501,093
		26,596,557	**22,611,768**
C. Accounts payable	3.8		
1. Amounts due to banks		18,808,678	4,530,111
2. Down payments received for orders		3,862,430	2,218,166
3. Trade accounts payable		46,689,065	21,214,571
4. Accounts due from affiliated companies in which a share-ownership ratio exists		0	6,433
5. Other accounts payable		7,045,460	9,014,007
Of which from taxes EUR 3,436,426 (pre-year EUR 8,089,695)			
Of which within the scope of social security EUR 564,693 (pre-year EUR 419,023)			
		76,405,633	**36,983,288**
D. Prepaid expenses and deferred charges		177,400	1,267,431
		200,257,987	157,385,685

Profit and Loss Account of REpower Systems AG (HGB) for the period 1.1.2003 – 31.12.2003

	Annex:	2003	2002
		EUR	EUR
Sales proceeds	4,1	264,777,514	215,063,585
Increase or reduction of amount of finished products and work-in-process on hand		2,388,009	3,058,474
Total performance		**267,165,523**	**218,122,059**
Other operating income	4,2	3,693,061	2,422,140
Material expenses	4,3		
Expenses for raw materials and supplies and for purchased products		-196,179,378	-151,827,905
Expenses for services acquired		-17,573,821	-12,903,944
		-213,753,199	**-164,731,849**
Personnel costs			
Wages and salaries		-18,904,003	-13,170,549
Social security contributions and expenses for old-age pension schemes and support		-3,697,846	-2,606,176
		-22,601,848	**-15,776,725**
Amortization	4,4		
Of intangible assets of property, plant and equipment		-3,064,566	-1,729,113
Other operating expenditure	4,5	-25,074,111	-22,097,971
Operating result		**6,364,860**	**16,208,541**
Income from investments		1,410,785	757,431
- of which from affiliated corporations: EUR 1,410,785			
Income from other securities and loans		132	209,324
Other interest and similar income		1,100,820	818,719
- of which from affiliated corporations EUR 304,480 (pre-year : EUR 176,878)			
Amortization of financial assets and of securities in current assets		-1,383,058	-14,834
Interest and similar expenditure		-936,628	-506,646
- of which to affiliated corporations: EUR 0 (pre-year: EUR 23,572)			
Financial result	4,6	**192,051**	**1,263,995**
Result of normal business activities		**6,556,911**	**17,472,536**
Extraordinary activities		0	-6,651,425
Extraordinary result		**0**	**-6,651,425**
Tax from income and proceeds	4,7	-2,661,042	-3,825,773
Other taxes		-99,951	-54,999
Annual surplus		**3,795,917**	**6,940,338**
Profit carried forward		8,966,271	2,025,934
Profit distribution (pre-year)		-3,240,719	0
Retained earnings		**9,521,470**	**8,966,271**

Development of assets as per 31.12.2003

	Acquisition / manufacturing costs				
	Balance at 01.01.2003	Additions	Transfers	Disposal	Balance at 31.12.2003
	EUR	EUR	EUR	EUR	EUR
A. Assets					
I. Intangible assets					
1. Software and other licenses	654,785.55	417,944.98	405.97	262.06	1,072,874.44
2. Development costs of WTs	204,516.75	0.00	0.00	0.00	204,516.75
Total of intangible assets	**859,302.30**	**417,944.98**	**405.97**	**262.06**	**1,277,391.19**
II. Property, plant and equipment					
1. Land, leasehold rights and buildings, including buildings on non-owned land	5,692,012.99	511,279.52	305,991.79	116,115.54	6,393,168.76
2. Technical equipment, plant and machinery	2,871,168.70	2,797,017.71	805,580.03	7,716.93	6,466,049.51
3. Other equipment, fixtures, fitting and equipment	5,786,477.49	3,025,086.90	-194,384.02	101,368.39	8,515,811.98
4. Advance payments and plant and machinery in process of construction	1,571,667.26	680,423.25	-917,593.77	0.00	1,334,496.74
Total property, plant and equipment	**15,921,326.44**	**7,013,807.38**	**-405.97**	**225,200.86**	**22,709,526.99**
III. Financial assets					
1. Shares in affiliated companies	1,384,049.07	2,213,096.93	382,500.00	0.00	3,979,646.00
2. Loans due from affiliated companies	0.00	1,729,704.40	0.00	0.00	1,729,704.40
3. Investments	1,154,942.11	412,977.80	-382,500.00	0.00	1,185,419.91
4. Loans due from other group companies	0.00	0.00	0.00	0.00	0.00
5. Security investment	32,938.29	0.00	0.00	0.00	32,938.29
6. Other loans	0,00	0.00	0.00	0.00	0.00
Total financial assets	**2,571,929.47**	**4,355,779.13**	**0.00**	**0.00**	**6,927,708.60**
	19,352,558.21	**11,787,531.49**	**0.00**	**225,462.92**	**30,914,626.78**

*) Refers to depreciation reserve regarding investment in Windpark Finsterwalde from current assets to fixed assets

Depreciation					Net book value	
Balance at 01.01.2003	Additions	Transfers *)	Disposal	Balance at 31.12.2003	31.12.2003	31.12.2002
EUR	EUR	EUR	EUR	EUR	EUR	EUR
205,335.70	325,935.83	134.97	80.06	531,326.44	541,548.00	449,449.85
85,222.37	29,215.38	0.00	0.00	114,437.75	90,079.00	119,294.38
290,558.07	**355,151.21**	**134.97**	**80.06**	**645,764.19**	**631,627.00**	**568,744.23**
329,540.53	211,214.11	13,849.74	4,046.96	550,557.42	5,842,611.34	5,362,472.46
686,590.81	823,889.59	21,869.03	7,317.93	1,525,031.50	4,941,018.00	2,184,577.89
1,537,490.60	1,674,311.51	-35,853.74	60,561.39	3,115,386.98	5,400,425.00	4,248,986.89
0.00	0.00	0.00	0.00	0.00	1,334,496.74	1,571,667.26
2,553,621.94	**2,709,415.21**	**-134.97**	**71,926.28**	**5,190,975.90**	**17,518,551.08**	**13,367,704.50**
0.00	663,400.00	0.00	0.00	663,400.00	3,316,246.00	1,384,049.07
0.00	0.00	0.00	0.00	0.00	1,729,704.40	0.00
0.00	719,658.08	295,077.83	0.00	1,015,635.91	169,784.00	1,154,942.11
0.00	0.00	0.00	0.00	0.00	0.00	0.00
19,641.49	0.00	0.00	0.00	19,641.49	13,296.80	13,296.80
0.00	0.00	0.00	0.00	0.00	0.00	0.00
19,641.49	**1,383,058.08**	**295,077.83**	**0.00**	**1,479,550.25**	**5,229,031.20**	**2,552,287.98**
2,863,821.50	**4,447,624.50**	**295,077.83**	**72,006.34**	**7,316,290.34**	**23,379,209.28**	**16,488,736.71**

Bestätigungsvermerk des Abschlussprüfers:

Wir haben den Jahresabschluss unter Einbeziehung der Buchführung und den Lagebericht der REpower Systems AG, Hamburg, für das Geschäftsjahr vom 1. Januar bis 31. Dezember 2003 geprüft. Die Buchführung und die Aufstellung von Jahresabschluss und Lagebericht nach den deutschen handelsrechtlichen Vorschriften und den ergänzenden Regelungen in der Satzung liegen in der Verantwortung der gesetzlichen Vertreter der Gesellschaft. Unsere Aufgabe ist es, auf der Grundlage der von uns durchgeführten Prüfung eine Beurteilung über den Jahresabschluss unter Einbeziehung der Buchführung und über den Lagebericht abzugeben.

Wir haben unsere Jahresabschlussprüfung nach § 317 HGB unter Beachtung der vom Institut der Wirtschaftsprüfer (IDW) festgestellten deutschen Grundsätze ordnungsmäßiger Abschlussprüfung vorgenommen. Danach ist die Prüfung so zu planen und durchzuführen, dass Unrichtigkeiten und Verstöße, die sich auf die Darstellung des durch den Jahresabschluss unter Beachtung der Grundsätze ordnungsmäßiger Buchführung und durch den Lagebericht vermittelten Bildes der Vermögens-, Finanz- und Ertragslage wesentlich auswirken, mit hinreichender Sicherheit erkannt werden. Bei der Festlegung der Prüfungshandlungen werden die Kenntnisse über die Geschäftstätigkeit und über das wirtschaftliche und rechtliche Umfeld der Gesellschaft sowie die Erwartungen über mögliche Fehler berücksichtigt. Im Rahmen der Prüfung werden die Wirksamkeit des rechnungslegungsbezogenen internen Kontrollsystems sowie Nachweise für die Angaben in Buchführung, Jahresabschluss und Lagebericht überwiegend auf der Basis von Stichproben beurteilt. Die Prüfung umfasst die Beurteilung der angewandten Bilanzierungsgrundsätze und der wesentlichen Einschätzungen der gesetzlichen Vertreter sowie die Würdigung der Gesamtdarstellung des Jahresabschlusses und des Lageberichts. Wir sind der Auffassung, dass unsere Prüfung eine hinreichend sichere Grundlage für unsere Beurteilung bildet.

Unsere Prüfung hat zu keinen Einwendungen geführt.

Nach unserer Überzeugung vermittelt der Jahresabschluss unter Beachtung der Grundsätze ordnungsmäßiger Buchführung ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage der Gesellschaft. Der Lagebericht gibt insgesamt eine zutreffende Vorstellung von der Lage der Gesellschaft und stellt die Risiken der künftigen Entwicklung zutreffend dar.

Hamburg, den 8. März 2004
Susat & Partner oHG, Wirtschaftsprüfungsgesellschaft

Dr. Paaßen	Driesch
Wirtschaftsprüfer	Wirtschaftsprüfer

Independent Auditors' Report:

We have audited the financial statement, incorporating accounting and the Management Report presented by REpower Systems AG for the financial year from 1st January to 31st December 2003. The preparation and the content of accounting as well as the annual financial statement and Management Report in compliance with pertinent German commercial regulations and the supplementary regulations of the Articles of Association are the responsibility of the Company's Executive Board. Our responsibility is to express an opinion whether the financial statements are in accordance with accounting and the Management Report.

We conducted our audit of the financial statements in accordance with § 317 HGB (German Commercial Code) observing the German principles and generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW) (Institute of Auditors). These standards require us to plan and perform the audit such that any misstatements or infringements relating to the asset, financial and earnings situation by the financial statement are identified with sufficient certainty. Knowledge of the business activities and the economic and legal environment of the Group as well as evaluations of possible misstatements are taken into account in the determination of audit procedures. The efficiency of the internal controlling system applied for auditing purposes as well as the evidence supporting the amounts and disclosures in accounting, in the financial statements and in the Management Report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the accounting principles and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements and management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion the financial statement observing the principles of due accounting provides a suitable understanding of the Group's asset, financial and earnings positions reflecting the actual situation. The group management report on the whole provides a suitable understanding of the Group's positions and suitably presents the risks of future development.

Hamburg, 8th March 2004
Susat & Partner oHG, German Public Audit Company

Dr. Paaßen	Driesch
Auditor	Auditor

Imprint

Editor
REpower Systems AG, Hamburg

Design
Bartsch Design, Wismar

Photography
Ralf Grömminger, Berlin
Gerd Großmann, Hamburg

Print
Stadtdruckerei Weidner, Rostock

Legal reference

This Annual Report contains statements oriented to future developments which are based on our current assumptions and prognoses. As a result of known as well as unknown risks, uncertainty and influences, the actual results, financial situation or development may deviate from the assumptions presented in this document. We shall not assume any obligation to update any statements tuned to future developments.


REpower
Systems

REpower Systems AG · Alsterkrugchaussee 378 · 22335 Hamburg
phone: +49-40-53930-70 · fax: +49-40-53930-777
e-mail: info@repower.de · internet: www.repower.de